Annual Report

September 30, 2012

Fixed Income Funds

Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Global Bond Fund
Waddell & Reed Advisors Government Securities Fund
Waddell & Reed Advisors High Income Fund
Waddell & Reed Advisors Municipal Bond Fund
Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management



WADDELL &REED
Advisors Funds

C O N T E N T S
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

Slow economic growth in the U.S., along with global economic and geopolitical concerns, have weighed on investors and continued to create uncertainty across financial markets in the year since our last report to you. While markets are trading above where they were last year, the ride has been neither smooth nor steady, illustrating once again the importance of taking a long view of the markets.

The U.S. the economy offered signs of recovery late in calendar 2011 as unemployment moved down, and gross domestic product (GDP) increased 3.0 percent between the third and fourth quarters. However, growth slowed thereafter through 2012 to date. Throughout the fiscal period, concerns about Europe's inability to deal with the continent's sovereign debt crisis dominated global financial news. Those concerns appeared to peak as Greece successfully wrestled through an election process that could have opened the door to its departure from the European Union — an event that might have become the first in a series of dominos leading to the eurozone's eventual dissolution.

In the U.S., unemployment has remained too high, but has improved to 8.07 percent by September. Economic growth expectations for 2012 have been lowered several times, with the Federal Reserve now expecting 2012 GDP between 1.7 and 2.0 percent.

Uncertainty, and investors' risk aversion, may be best illustrated in the U.S. by Treasury yields at all-time lows, with the 10-year Treasury at 1.65 percent on September 30, 2012. On the equities side, the S&P 500 Index is up 27.3 percent (including reinvested dividends) for the year ending September 30, 2012, as can be seen in the table.

There are clearly some challenges ahead. European officials still have far to go in creating some kind of fiscal union to better support their monetary union. It appears that China's growth, while still robust, has tapered, adding to concerns about slowing global growth. Finally, there is the U.S. presidential election and so-call fiscal cliff to keep uncertainty elevated.

We will continue monitoring these and other economic developments in the months ahead but will be paying special attention to the election, which we continue to believe will be among the most important in recent history.

Economic Snapshot

	9-30-12	9-30-11
S&P 500 Index	1,440.67	1,131.42
MSCI EAFE Index	1,510.76	1,373.33
10-Year Treasury Yield	1.65%	1.92%
U.S. unemployment rate	8.07%	9.1%
30-year fixed mortgage rate	3.43%	4.11%
Oil price per barrel	$ 92.19	$ 79.20

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2012.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | |
	Beginning Account Value 3-31-12	Ending Account Value 9-30-12	Expenses Paid During Period*	Beginning Account Value 3-31-12	Ending Account Value 9-30-12	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Bond Fund							
Class A	$1,000	$1,042.30	$ 4.80	$1,000	$1,020.34	$ 4.75	0.94%
Class B	$1,000	$1,037.40	$11.10	$1,000	$1,014.15	$10.98	2.18%
Class C	$1,000	$1,039.10	$ 9.38	$1,000	$1,015.87	$ 9.27	1.84%
Class Y	$1,000	$1,045.40	$ 3.37	$1,000	$1,021.79	$ 3.34	0.65%
Cash Management							
Class A	$1,000	$1,000.10	$ 1.70	$1,000	$1,023.38	$ 1.72	0.34%
Class B**	$1,000	$1,000.10	$ 1.70	$1,000	$1,023.38	$ 1.72	0.34%
Class C**	$1,000	$1,000.10	$ 1.70	$1,000	$1,023.38	$ 1.72	0.34%
Global Bond Fund							
Class A	$1,000	$1,023.40	$ 6.07	$1,000	$1,019.07	$ 6.06	1.20%
Class B	$1,000	$1,017.20	$11.90	$1,000	$1,013.30	$11.88	2.35%
Class C	$1,000	$1,019.30	$10.20	$1,000	$1,014.97	$10.18	2.01%
Class Y	$1,000	$1,023.10	$ 4.05	$1,000	$1,021.04	$ 4.04	0.80%

Waddell & Reed Advisors Funds

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 3-31-12	Actual[1] Ending Account Value 9-30-12	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-12	Hypothetical[2] Ending Account Value 9-30-12	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Government Securities Fund							
Class A	$1,000	$1,025.00	$ 5.06	$1,000	$1,020.11	$ 5.05	0.99%
Class B	$1,000	$1,019.40	$10.60	$1,000	$1,014.58	$10.58	2.09%
Class C	$1,000	$1,020.80	$ 9.19	$1,000	$1,016.02	$ 9.17	1.81%
Class Y	$1,000	$1,026.60	$ 3.45	$1,000	$1,021.68	$ 3.44	0.68%
High Income Fund							
Class A	$1,000	$1,071.20	$ 5.49	$1,000	$1,019.76	$ 5.35	1.06%
Class B	$1,000	$1,065.30	$11.26	$1,000	$1,014.19	$10.98	2.17%
Class C	$1,000	$1,067.00	$ 9.61	$1,000	$1,015.79	$ 9.37	1.85%
Class Y	$1,000	$1,072.80	$ 3.94	$1,000	$1,021.23	$ 3.84	0.77%
Municipal Bond Fund							
Class A	$1,000	$1,041.80	$ 4.39	$1,000	$1,020.78	$ 4.34	0.86%
Class B	$1,000	$1,036.70	$ 9.37	$1,000	$1,015.85	$ 9.27	1.84%
Class C	$1,000	$1,037.20	$ 8.76	$1,000	$1,016.51	$ 8.67	1.71%
Municipal High Income Fund							
Class A	$1,000	$1,053.40	$ 4.52	$1,000	$1,020.67	$ 4.45	0.88%
Class B	$1,000	$1,048.40	$ 9.42	$1,000	$1,015.87	$ 9.27	1.83%
Class C	$1,000	$1,049.00	$ 8.81	$1,000	$1,016.50	$ 8.67	1.71%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2012, and divided by 365.*

***Class B and Class C are not available for direct investments.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, or exchange fees.

Bond Fund



Mark J. Otterstrom

Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2012. He has managed the Fund since 2008 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2012

Bond Fund (Class A shares at net asset value)	6.24%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Aggregate Bond Index	5.16%
(generally reflects the performance of securities representing the bond market)	
Citigroup Broad Investment-Grade Index	5.12%
(generally reflects the performance of securities representing the bond market)	
Lipper Corporate Debt Funds A-Rated Funds Universe Average	7.73%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's benchmark index changed in January to the Barclays U.S. Aggregate Bond Index. Barclays is a market-capitalization-weighted index representing most U.S.-traded investment-grade bonds. For comparison purposes, both indexes are included in this year's annual report.

This Fund outperformed its benchmark, before the effects of sales charge, but underperformed its Lipper peer group over the fiscal year.

One of the challenges faced by this Fund over the last year was the elevated level of volatility within the high-grade taxable bond market. After selling off more than 70 basis points (from a 2.72 percent yield to a 3.45 percent yield) in October of last year, the 30-year Treasury bond settled back into a trading range near 3 percent. The long bond bounced wildly between a 2.80 percent yield and a 3.20 percent yield through the end of February. The 10-year Treasury note experienced a similar volatile trading pattern. The portfolio duration was long compared to the benchmark during this period.

In March we saw a dramatic sell off in the Treasury market. By late March the long bond had peaked at a 3.48 percent yield. Economists had revised first-half gross domestic product (GDP) estimates from 1 percent to 2 percent or higher. While this was still fairly anemic growth, it removed much of the fear of a double-dip recession that was prevalent at the end of 2011. The portfolio duration was taken to a neutral position in March as we anticipated an improved economic environment could be sustained through the end of 2012.

Slow economy

After a very strong start to 2012, we saw a marked decline in economic activity during the second quarter. It became evident that much of the first quarter strength was due to the mild weather and was not the start of a sustainable economic recovery. We began to see downgraded expectations for global growth in 2012. The Federal Reserve (Fed) extended "Operation Twist" until the end of the year to help support their easy monetary policy. Credit default swap spreads on European sovereign debt, especially Spanish sovereign debt, rose sharply between March and July. We underestimated the strength of the flight to quality trade that occurred as a result. The European sovereign debt crisis and renewed concerns over the slowing U.S. economy helped trigger a strong rally in the Treasury bond market. By late July, Treasury yields would reach record lows. During this period the fund was underweighted Treasury debt, especially at the long end of the curve. With duration neutral to the benchmark, the Fund only partially participated in the strong Treasury rally.

The Fund did benefit from its increased exposure to high-grade corporate debt during a period of steadily declining corporate bond spreads over the last few months. Corporate bond credit spreads widened significantly though the end of November 2011. We took that opportunity to increase our exposure to the corporate bond sector while also increasing our exposure to lower-rated investment-grade debt.

High-grade corporate bond issuance has been very robust this year. Many corporate treasurers took advantage of the lower rates to fund merger and acquisition activity, refinance high-cost debt, use cheap debt to fund stock buyback programs and use funds for general corporate purposes. Demand for this debt has been very strong. The renewed search for yield and the push into risk assets has led to a strong demand for lower rated corporate bonds. This demand does not appear to be abating anytime soon. Investors continue to look for safe havens for income and stability during these periods of market volatility.

Mortgages and Treasuries

Agency mortgage-backed securities (MBS) have been very good performers this year. A combination of relatively low supply matched against a strong demand profile has led to tighter spreads in the MBS markets in general. Early in the year spreads widened after the federal government announced an enhanced version of its Home Affordable Refinance Program (HARP). The program was designed to help homeowners refinance their high mortgage debt into the current low-interest-rate mortgages. Early estimates indicated that as many as 900,000 homeowners could get help refinancing by the end of the year. So far fewer than 125,000 have been able make use of the HARP program. The fear of increased prepayment speeds was reflected in wider spreads for the higher premium MBS. After a couple of months it became clear that the fear of much faster prepayment speeds were unwarranted and spreads on these bonds returned to lower levels. Prior to the announcement of another round of quantitative easing (QE3) prepayment speeds had remained surprisingly stable given the market volatility of the 10-year Treasury bond.

The Treasury market continued to see an elevated level of volatility over the past three months. In July, as concerns over the Euro debt crisis dragged on and the U.S. economy slowed to a snail's pace, yields at the longer end of the Treasury curve hit record lows. The flight to quality trade was in full swing. The European Central Bank (ECB) and the Fed were determined to do whatever they could to reverse this trend. They succeeded in doing this at the end of July. The ECB pledged to buy as much European sovereign debt as needed to relieve the liquidity pressures that were building in Europe. Although no purchases have been made to date, the stated intention to do so was enough to act as a pressure release valve, releasing much of the steam building in the euro bond markets. This also had the effect of quickly reversing some of the flight to quality trade that had occurred over the prior several months.

At about the same time, the U.S. bond markets began to price in the likelihood of QE3 occurring prior to the U.S. elections. The mortgage market began to see narrower spreads in the weeks leading up to the Fed announcement of QE3. This new round of liquidity would be an attempt by the Fed to push investors out of the Treasury trade and into riskier assets. At its September meeting, the Fed announced the much anticipated round of mortgage security purchases. Once the program was announced, we witnessed a second, stronger move down in spreads. This has given renewed life to the refinancing wave we saw over the last two years. The Fed's actions also reduced the flight to quality trade and increased the demand for risk assets. The Fed has shown that it is committed to maintain an easy monetary policy until it sees an improved labor market and sustained economic growth. Time will tell if these actions are sustainable or if we will see a reversal similar to what we witnessed earlier this year. These actions appear to have reduced the risk of a U.S. recession due to its positive impact on U.S. consumer spending and the improving housing market.

While there are signs of an improved economic outlook for the U.S., there remain major headwinds to the growth of the U.S. economy. There will be very little, if any, fiscal stimulus this year out of Washington. The division in Washington will only add to the uncertainty and volatility in the financial markets this year. The resolution of the pending fiscal cliff is necessary for any economic growth to take hold. Regardless of the outcome of the November elections, it is unlikely that any resolution can be reached before the end of this year or into early 2013. This uncertainty will only add to the volatility in the debt markets.

Current expectations are for GDP growth to be around 1½ to 2 percent through the end of 2012 and into early 2013. While this growth rate would prevent us from rolling back into recession, it is not strong enough to force the Fed to reverse course and begin a new tightening cycle this year. Historically, sustained bear markets in bonds have not been able to get underway until the Fed tightening cycle is imminent. The Fed's stated goal is to keep short rates low through the end of 2015. This can change if U.S. economic growth and the employment picture improve quicker than anticipated. Our goal is to maintain the portfolio duration near or slightly above its benchmark at this time. We are willing to take additional credit risk when we believe we are being compensated to do so.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charges would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Bond Fund

Asset Allocation

Bonds	**95.2%**
Corporate Debt Securities	62.9%
United States Government and Government Agency Obligations	28.5%
Other Government Securities	1.8%
Mortgage-Backed Securities	1.4%
Municipal Bonds – Taxable	0.6%
Cash and Cash Equivalents	**4.8%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	79/100	79
3 Year	62/83	74
5 Year	62/78	79
10 Year	41/54	75

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**89.6%**
AAA	2.3%
AA	34.0%
A	28.9%
BBB	24.4%
Non-Investment Grade	**5.6%**
BB	5.0%
Non-rated	0.6%
Cash and Cash Equivalents	**4.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



Bond Fund, Class A Shares[1]	$14,874
Citigroup Broad Investment Grade Index	$17,012
Barclays U.S. Aggregate Bond Index	$16,801
Lipper Corporate Debt Funds A Rated Universe Average	$16,869

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-12	0.14%	1.12%	5.44%	6.73%
5-year period ended 9-30-12	4.22%	4.17%	4.54%	5.83%
10-year period ended 9-30-12	4.05%	3.63%	3.74%	5.03%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Bond Fund *(in thousands)* SEPTEMBER 30, 2012

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.3%		
Bombardier Inc., 7.500%, 3–15–18 (A)	$13,350	$15,118
Honeywell International Inc., 5.000%, 2–15–19	5,000	5,974
		21,092
Apparel Retail – 1.1%		
Limited Brands, Inc.:		
8.500%, 6–15–19	3,000	3,615
7.000%, 5–1–20	10,676	12,117
5.625%, 2–15–22	1,710	1,843
		17,575
Apparel, Accessories & Luxury Goods – 0.5%		
LVMH Moet Hennessy-Louis Vuitton, 1.625%, 6–29–17 (A)	7,500	7,565
Automobile Manufacturers – 1.1%		
Nissan Motor Acceptance Corporation, 1.950%, 9–12–17 (A)	7,000	7,064
Volkswagen International Finance N.V., 2.375%, 3–22–17 (A)	11,160	11,592
		18,656
Biotechnology – 1.1%		
Amgen Inc.:		
6.150%, 6–1–18	12,500	15,281
5.700%, 2–1–19	2,000	2,365
		17,646
Brewers – 2.2%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 1–15–20	12,000	14,903
2.500%, 7–15–22	2,000	2,029
SABMiller plc, 6.500%, 7–15–18 (A)	15,000	18,820
		35,752
Broadcasting – 1.4%		
CBS Corporation, 8.875%, 5–15–19	13,076	17,529
NBCUniversal Media, LLC, 5.150%, 4–30–20	5,297	6,279
		23,808
Cable & Satellite – 2.8%		
Comcast Cable Communications, Inc., 8.500%, 5–1–27	5,250	7,624
Comcast Corporation, 5.150%, 3–1–20	7,000	8,329
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
3.500%, 3–1–16	9,000	9,579
3.800%, 3–15–22	6,500	6,691
Time Warner Inc., 4.750%, 3–29–21	12,250	14,149
		46,372

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels – 1.2%		
Joy Global Inc., 6.000%, 11–15–16	$14,350	$16,541
Peabody Energy Corporation, 6.500%, 9–15–20	3,000	3,068
		19,609
Consumer Finance – 2.5%		
American Express Credit Corporation, 2.750%, 9–15–15	5,000	5,267
Capital One Financial Corporation, 6.750%, 9–15–17	15,000	18,376
Ford Motor Credit Company LLC:		
7.000%, 4–15–15	10,000	11,200
4.250%, 9–20–22	6,000	6,150
		40,993
Data Processing & Outsourced Services – 1.5%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	11,430	12,794
Western Union Company (The), 3.650%, 8–22–18	10,000	11,078
		23,872
Distillers & Vintners – 1.0%		
Diageo Capital plc, 5.750%, 10–23–17	13,500	16,484
Diversified Banks – 2.5%		
HSBC Holdings plc, 5.100%, 4–5–21	16,000	18,488
U.S. Bancorp, 4.125%, 5–24–21	10,000	11,436
Wells Fargo & Company, 3.676%, 6–15–16 (B)	11,000	11,976
		41,900
Diversified Capital Markets – 0.4%		
Credit Suisse AG, 3.500%, 3–23–15	7,000	7,398
Diversified Chemicals – 1.5%		
Dow Chemical Company (The), 8.550%, 5–15–19	11,207	15,030
E.I. du Pont de Nemours and Company, 5.750%, 3–15–19	9,000	11,073
		26,103
Diversified Metals & Mining – 0.9%		
Rio Tinto Finance (USA) Limited, 3.750%, 9–20–21	13,500	14,385

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Drug Retail – 0.4%		
Walgreen Co., 3.100%, 9–15–22	$ 7,000	$ 7,106
Education Services – 0.2%		
Trustees of Princeton University (The), 4.950%, 3–1–19	3,000	3,630
Electric Utilities – 2.2%		
Detroit Edison Company (The), 3.900%, 6–1–21	11,625	13,093
NextEra Energy Capital Holdings, Inc., 7.875%, 12–15–15	10,000	11,947
PacifiCorp, 2.950%, 2–1–22	11,000	11,660
		36,700
Electrical Components & Equipment – 0.2%		
Emerson Electric Co., 4.875%, 10–15–19	2,500	3,029
Electronic Manufacturing Services – 1.0%		
Jabil Circuit, Inc.:		
8.250%, 3–15–18	9,350	11,103
5.625%, 12–15–20	5,480	5,864
		16,967
Environmental & Facilities Services – 2.0%		
Republic Services, Inc., 4.750%, 5–15–23	15,000	17,248
Waste Management, Inc., 4.600%, 3–1–21	13,299	15,152
		32,400
Fertilizers & Agricultural Chemicals – 0.3%		
Potash Corporation of Saskatchewan Inc., 3.250%, 12–1–17	4,500	4,928
Forest Products – 1.0%		
Georgia-Pacific, LLC, 5.400%, 11–1–20 (A)	14,000	16,411
Health Care Services – 2.0%		
Aristotle Holding, Inc., 3.500%,11–15–16 (A)	4,975	5,380
Medco Health Solutions, Inc.:		
7.125%, 3–15–18	9,000	11,303
4.125%, 9–15–20	5,500	6,064
Quest Diagnostics Incorporated, 3.200%, 4–1–16	11,000	11,659
		34,406
Health Care Supplies – 0.4%		
DENTSPLY International Inc., 4.125%, 8–15–21	5,500	5,781

Bond Fund *(in thousands)* SEPTEMBER 30, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Home Improvement Retail – 1.1%		
Home Depot, Inc. (The), 4.400%, 4–1–21	$15,000	$17,743
Household Appliances – 0.1%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15 (A)	2,000	2,080
Household Products – 0.9%		
Procter & Gamble Company (The), 8.000%, 9–1–24	10,000	15,113
Independent Finance – 0.3%		
John Deere Capital Corporation, 2.800%, 1–27–23	5,000	5,166
Industrial Conglomerates – 1.2%		
General Electric Capital Corporation, 5.625%, 5–1–18	13,000	15,334
Westinghouse Electric Corporation, 8.875%, 6–14–14	4,500	5,035
		20,369
Integrated Oil & Gas – 0.6%		
Shell International Finance B.V., 4.375%, 3–25–20	8,500	9,957
Integrated Telecommunication Services – 1.4%		
AT&T Inc., 5.800%, 2–15–19	1,500	1,866
Verizon Communications Inc., 8.750%, 11–1–18	15,700	21,925
		23,791
Investment Banking & Brokerage – 1.7%		
Goldman Sachs Group, Inc. (The), 5.375%, 3–15–20	13,000	14,510
Morgan Stanley, 4.100%, 1–26–15	12,450	12,893
		27,403
IT Consulting & Other Services – 0.3%		
International Business Machines Corporation, 7.625%, 10–15–18	4,000	5,420
Life & Health Insurance – 0.7%		
Metropolitan Life Global Funding I, 2.500%, 9–29–15 (A)	5,500	5,724
Prudential Financial, Inc., 4.750%, 9–17–15	5,000	5,507
		11,231
Multi-Utilities – 3.0%		
Dominion Resources, Inc., 5.250%, 8–1–33	$ 7,500	$ 8,691
Dominion Resources, Inc., Ser B, 2.750%, 9–15–22	11,675	11,752
Duke Energy Carolinas, LLC, 4.300%, 6–15–20	3,250	3,747
Duke Energy Indiana, Inc., 3.750%, 7–15–20	7,000	7,759
NorthWestern Corporation, 6.340%, 4–1–19	7,000	8,332
Pacific Gas and Electric Company, 3.500%, 10–1–20	8,000	8,830
		49,111
Office Electronics – 1.0%		
Xerox Corporation, 6.350%, 5–15–18	14,100	16,559
Oil & Gas Equipment & Services – 2.3%		
Baker Hughes Incorporated, 3.200%, 8–15–21	3,000	3,263
Enterprise Products Operating LLC, 4.050%, 2–15–22	5,000	5,467
Halliburton Company:		
6.150%, 9–15–19	7,000	8,728
6.750%, 2–1–27	4,950	6,582
Schlumberger Investment S.A. (GTD by Schlumberger Limited), 3.300%, 9–14–21(A)	2,500	2,663
Schlumberger S.A. (GTD by Schlumberger Limited), 2.650%, 1–15–16 (A)	9,500	10,021
		36,724
Oil & Gas Exploration & Production – 1.1%		
Petrohawk Energy Corporation, 7.250%, 8–15–18	16,000	18,182
Oil & Gas Storage & Transportation – 1.3%		
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (A)	8,784	9,342
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	4,500	4,910
Tennessee Gas Pipeline Company, 7.000%, 3–15–27	6,000	7,973
		22,225
Other Diversified Financial Services – 2.4%		
Bank of America Corporation:		
6.500%, 8–1–16	3,000	3,470
5.650%, 5–1–18	8,000	9,123
ING Bank N.V., 4.000%, 3–15–16 (A)	7,000	7,403
Other Diversified Financial Services (Continued)		
JPMorgan Chase & Co., 6.000%, 1–15–18	$17,000	$20,273
		40,269
Packaged Foods & Meats – 1.1%		
H.J. Heinz Company, 3.125%, 9–12–21	3,500	3,642
Kraft Foods Inc., 5.375%, 2–10–20	12,000	14,479
		18,121
Paper Products – 0.1%		
Westvaco Corporation, 7.500%, 6–15–27	770	880
Pharmaceuticals – 1.6%		
GlaxoSmithKline Capital Inc., 5.650%, 5–15–18	14,000	17,239
Johnson & Johnson, 5.150%, 7–15–18	6,000	7,367
Novartis Capital Corporation, 4.400%, 4–24–20	2,000	2,359
		26,965
Property & Casualty Insurance – 0.7%		
Berkshire Hathaway Inc., 3.750%, 8–15–21	10,000	10,968
Railroads – 0.9%		
Burlington Northern Santa Fe, LLC:		
3.450%, 9–15–21	4,000	4,281
3.050%, 3–15–22	9,000	9,304
3.050%, 9–1–22	2,000	2,071
		15,656
Restaurants – 1.2%		
YUM! Brands, Inc., 6.250%, 3–15–18	15,810	19,175
Soft Drinks – 0.2%		
Bottling Group, LLC, 5.125%, 1–15–19	2,800	3,328
Specialized Finance – 1.1%		
CME Group Inc., 3.000%, 9–15–22	18,000	18,102
Specialty Chemicals – 0.9%		
Lubrizol Corporation (The), 8.875%, 2–1–19	10,285	14,540
Systems Software – 0.9%		
CA, Inc., 5.375%, 12–1–19	13,000	14,900
Water Utilities – 0.2%		
California Water Service Company, 5.875%, 5–1–19	3,000	3,584

Bond Fund (in thousands) SEPTEMBER 30, 2012

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service – 1.9%		
America Movil, S.A.B. de C.V., 5.000%, 3–30–20	$12,000	$ 14,052
American Tower Corporation, 5.900%, 11–1–21	14,000	16,613
		30,665
TOTAL CORPORATE DEBT SECURITIES – 62.9%		**$1,038,795**
(Cost: $942,667)		

MORTGAGE-BACKED SECURITIES

	Principal	Value
Commercial Mortgage-Backed Securities – 0.9%		
Deutsche Mortgage and Asset Receiving Corporation COMM 2005-C6 Commercial Mortgage Pass-Through Certificates, 5.144%, 6–10–44	6,968	6,967
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1, 4.719%, 1–15–38	6,000	6,221
		13,188
Non-Agency REMIC/CMO – 0.5%		
MASTR Adjustable Rate Mortgage Trust 2005-1, 3.428%, 3–25–35 (B)	6,099	387
Merrill Lynch Mortgage Trust 2005-CIP1, 4.949%, 7–12–38 (B)	6,000	6,327
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1, 2.771%, 2–25–34 (B)	2,343	268
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC, 2.748%, 3–25–34 (B)	3,311	310
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-5, 3.144%, 5–25–34 (B)	1,345	19

MORTGAGE-BACKED SECURITIES (Continued)

	Principal	Value
Non-Agency REMIC/CMO (Continued)		
Wells Fargo Mortgage Pass-Through Certificates, Series 2003-10, 4.500%, 9–25–18	$ 1,958	$ 2,018
		9,329
TOTAL MORTGAGE-BACKED SECURITIES – 1.4%		**$22,517**
(Cost: $33,199)		

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Massachusetts – 0.3%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, 5.260%, 10–1–18	3,750	4,527
New York – 0.3%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (A)	4,032	5,570
TOTAL MUNICIPAL BONDS – TAXABLE – 0.6%		**$10,097**
(Cost: $7,782)		

OTHER GOVERNMENT SECURITIES

	Principal	Value
Canada – 0.8%		
Province de Quebec, 7.140%, 2–27–26	9,200	13,359
Israel – 1.0%		
State of Israel, 4.000%, 6–30–22	15,000	15,934
TOTAL OTHER GOVERNMENT SECURITIES – 1.8%		**$29,293**
(Cost: $24,246)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 1.2%		
Federal Farm Credit Bank, 4.600%, 1–29–20	7,500	9,199
Federal National Mortgage Association, 2.000%, 3–22–17 (B)	10,500	10,536
		19,735
Mortgage-Backed Obligations – 17.2%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 5–15–19	$ 4,230	$ 4,561
5.000%, 5–15–23	4,218	4,621
5.000%, 9–15–31 (C)	1,329	31
2.500%, 12–15–41	17,106	17,598

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.500%, 3–1–19	680	730
4.500%, 10–1–20	2,503	2,689
5.000%, 6–1–21	1,065	1,154
6.000%, 7–1–22	1,061	1,174
5.000%, 6–1–23	5,809	6,266
4.000%, 7–1–25	6,980	7,430
4.500%, 6–15–27	3,933	4,064
4.500%, 5–15–32	8,623	9,021
5.500%, 10–1–35	1,633	1,789
4.000%, 11–15–36	4,428	4,662
4.500%, 5–15–39	1,643	1,753
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	4,598	4,925
5.000%, 6–25–18	5,425	5,823
4.000%, 11–25–32	712	774
5.000%, 7–15–33	5,291	5,334
3.500%, 8–25–33	1,621	1,707
4.500%, 12–25–34	1,973	2,057
4.000%, 10–15–35	10,630	10,966
3.000%, 10–15–36	17,702	18,367
5.500%, 11–25–36 (C)	9,623	1,206
4.500%, 3–25–37	3,486	3,601
5.500%, 4–25–37	4,800	5,258
4.000%, 3–25–39	2,418	2,514
2.000%, 4–25–39	15,731	15,894
4.000%, 5–25–39	6,401	6,872
4.500%, 8–15–39	11,307	11,907
4.500%, 6–25–40	5,956	6,385
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.423%, 2–1–16	5,289	5,979
5.506%, 4–1–17	7,399	8,370
3.850%, 3–1–18 (C)	4,875	5,450
4.000%, 11–1–18	1,226	1,314
4.950%, 4–1–19	1,941	2,240
4.500%, 6–1–19	2,076	2,246
4.500%, 8–1–19	2,358	2,551
4.500%, 9–1–19	3,564	3,846
5.000%, 12–1–19	1,007	1,098
5.500%, 10–1–21	6,903	7,548
5.500%, 11–1–22	2,559	2,797
5.000%, 9–1–23	5,351	5,815
4.000%, 3–1–24	5,096	5,455
5.000%, 4–1–24	2,061	2,283
5.000%, 4–1–25	4,027	4,376
4.000%, 12–1–31	12,854	13,950
5.000%, 6–25–32	871	885
5.500%, 2–1–33	1,027	1,140
5.000%, 9–1–33	3,415	3,752
5.500%, 2–1–35	3,880	4,418
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 7–20–40	$ 9,270	$ 9,631
2.000%, 3–16–42	16,226	16,528
		282,805
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 18.4%		**$302,540**
(Cost: $295,981)		

Bond Fund *(in thousands)* SEPTEMBER 30, 2012

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 10.1%		
United States Treasury Bonds:		
8.000%, 11–15–21	8,900	13,944
4.375%, 5–15–41	20,000	26,534
3.000%, 5–15–42	20,000	20,769
United States Treasury Notes:		
3.625%, 8–15–19	30,000	35,251
3.625%, 2–15–21	25,000	29,609
3.125%, 5–15–21	22,000	25,159
1.750%, 5–15–22	15,000	15,217
		166,483
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.1%		**$166,483**
(Cost: $149,373)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.8%		
CVS Caremark Corporation, 0.330%, 10–1–12 (D)	$ 4,000	$ 4,000
Ecolab Inc., 0.350%, 10–11–12 (D)	3,450	3,450
Medtronic, Inc., 0.130%, 10–26–12 (D)	5,000	4,999
Praxair, Inc., 0.080%, 10–11–12 (D)	10,000	9,999
Total Capital Canada Ltd. (GTD by Total S.A.), 0.140%, 11–6–12 (D)	10,000	9,999
Wal-Mart Stores, Inc., 0.110%, 10–22–12 (D)	3,000	3,000
Walt Disney Company (The), 0.120%, 11–8–12 (D)	10,000	9,999
		45,446

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.122%, 10–5–12 (E)	$5,215	$ 5,215
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 50,661**
(Cost: $50,661)		
TOTAL INVESTMENT SECURITIES – 98.3%		**$1,620,386**
(Cost: $1,503,909)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%		**28,164**
NET ASSETS – 100.0%		**$1,648,550**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2012, the total value of these securities amounted to $124,753 or 7.6% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012.

(C)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(D)Rate shown is the yield to maturity at September 30, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$1,038,795	$ —
Mortgage-Backed Securities	—	22,517	—
Municipal Bonds	—	10,097	—
Other Government Securities	—	29,293	—
United States Government Agency Obligations	—	302,540	—
United States Government Obligations	—	166,483	—
Short-Term Securities	—	50,661	—
Total	$ —	$1,620,386	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Waddell and Reed Advisors Cash Management, discusses positioning, performance and results for the fiscal year ended September 30, 2012. She has managed the Fund since 1999 and has 26 years of industry experience.

The Fund's fiscal year ended September 30, 2012, with short-term rates unchanged from the same historically low levels where they began the year. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the Fund's fiscal year, the credit and money markets continued to be affected by the sovereign debt problems in Europe. The money markets were successfully circumventing the European problems by seeking out investments in other industry sectors and banking systems. The economy showed slight signs of improvement, but the weak economic growth necessitated the maintenance of ultra-low interest rates.

Lower rates, higher quality bias

The Fund's fiscal year started with the federal funds rate at between 0 percent and 0.25 percent, where it remains to date. The Fed, at its most recent meeting, indicated that this low rate would likely be maintained through mid-2015.

The drastically low federal funds rate during the Fund's fiscal year restrained the performance of the Fund and rates on money market investments in general. The Securities and Exchange Commission (SEC) regulation requiring 30 percent of the Fund mature in seven days or less also limited the Fund's return, because very short maturities tend to carry the lowest rates of interest. Additionally, the European sovereign debt crisis caused rates on other non-European short-term investments to decline, as investors sought alternatives to European bank short-term investments. We sought to maintain the Fund's yield by purchasing longer dated securities as credit spreads were wide, and by investing in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). The LIBOR rate increased as the interbank rate in Europe increased while the sovereign debt crisis evolved. This move positively affected Fund performance and helped support the Fund's yield. However, as the crisis abated, the interbank rates gradually decreased, thus lowering the return on securities based on these rates. Credit spreads also narrowed as the fiscal year ended, further compressing yields.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments in the banking sector. We suspended new investments in European banks during the fiscal year due to the sovereign debt crisis in Europe. Corporate debt was used as an alternative investment. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds, which were revised in 2010. These revised regulations were designed by the SEC in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Corporate Obligations	**61.3%**
Commercial Paper	31.1%
Notes	27.1%
Certificate Of Deposit	3.1%
Municipal Obligations	**32.8%**
United States Government and Government Agency Obligations	**6.2%**
Cash and Other Assets, Net of Liabilities	**-0.3%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	39/245	16
3 Year	20/233	9
5 Year	25/222	12
10 Year	82/182	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Cash Management *(in thousands)* SEPTEMBER 30, 2012

CORPORATE OBLIGATIONS	Principal	Value
Certificate of Deposit		
Banco del Estado de Chile:		
0.980%, 7–19–13	$ 8,000	$ 8,000
0.800%, 9–10–13	25,550	25,550
Total Certificate of Deposit – 3.1%		**33,550**
Commercial Paper		
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.180%, 10–2–12 (A)	5,000	5,000
0.190%, 11–13–12 (A)	10,000	9,998
Chicago Midway Intl Arpt, 2003 Program, Ser C (GTD by JPMorgan Chase & Co.),		
0.220%, 11–14–12 (A)	4,000	4,000
Coca-Cola Company (The):		
0.220%, 11–19–12 (A)	9,977	9,974
0.220%, 12–7–12 (A)	2,750	2,749
0.200%, 1–10–13 (A)	9,300	9,295
0.250%, 1–15–13 (A)	1,019	1,018
0.240%, 3–1–13 (A)	9,200	9,191
Corporacion Andina de Fomento:		
0.390%, 10–4–12 (A)	31,000	30,999
0.260%, 10–22–12 (A)	2,000	2,000
0.350%, 12–4–12 (A)	3,800	3,798
0.800%, 5–28–13 (A)	15,175	15,094
Danaher Corporation:		
0.160%, 10–15–12 (A)	16,000	15,999
0.160%, 10–22–12 (A)	30,000	29,997
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.180%, 10–4–12 (A)	1,812	1,812
John Deere Financial Limited (GTD by John Deere Capital Corporation),		
0.180%, 10–4–12 (A)	3,000	3,000
Kroger Co. (The),		
0.390%, 10–1–12 (A)	1,000	1,000
L'Air Liquide S.A.:		
0.180%, 10–1–12 (A)	41,800	41,800
0.160%, 10–12–12 (A)	1,500	1,500
0.180%, 10–15–12 (A)	8,000	7,999
Medtronic, Inc.,		
0.160%, 12–13–12 (A)	1,935	1,934
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank, N.A.),		
0.180%, 10–4–12 (A)	28,040	28,040
Muni Impvt Corp of Los Angeles, Lease Rev (GTD by JPMorgan Chase & Co.),		
0.200%, 11–5–12 (A)	3,000	3,000
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia),		
0.180%, 10–31–12 (A)	17,833	17,830
River Fuel Trust #1 (GTD by Bank of Nova Scotia):		
0.230%, 10–2–12 (A)	27,700	27,700
0.240%, 10–31–12 (A)	7,165	7,163

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (Continued)		
Sonoco Products Co.,		
0.320%, 10–1–12 (A)	$ 2,000	$ 2,000
Unilever Capital Corporation,		
0.450%, 1–17–13 (A)	7,000	6,991
Wisconsin Electric Power Co.:		
0.230%, 10–4–12 (A)	25,000	24,999
0.210%, 10–11–12 (A)	6,000	6,000
Total Commercial Paper – 31.1%		**331,880**
Notes		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.510%, 11–2–12 (B)	15,500	15,500
0.660%, 12–7–12 (B)	17,300	17,300
Banco del Estado de Chile,		
0.990%, 12–24–12 (B)	18,000	18,000
Bank of Nova Scotia:		
0.750%, 10–18–12 (B)	3,000	3,000
0.700%, 10–19–12 (B)	5,500	5,509
BellSouth Corporation (GTD by AT&T Inc.),		
3.950%, 4–26–13 (B)	36,000	36,660
Caterpillar Inc.,		
0.530%, 11–21–12 (B)	10,550	10,553
EPC - Allentown, LLC, Incr Var Rate Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.210%, 10–4–12 (B)	7,965	7,965
General Electric Capital Corporation:		
5.250%, 10–19–12	34,700	34,777
2.800%, 1–8–13	2,000	2,013
5.450%, 1–15–13	10,100	10,244
General Electric Company,		
5.000%, 2–1–13	1,050	1,066
IBM International Group Capital LLC (GTD by International Business Machines Corporation),		
0.710%, 11–26–12 (B)	11,000	11,000
Kimberly-Clark Corporation,		
4.028%, 12–19–12	31,600	31,847
P&W Holdings, LLC, Var Rate Demand Bonds, Ser 2005 (GTD by Wells Fargo Bank, N.A.),		
0.210%, 10–4–12 (B)	3,765	3,765
The Academy of the New Church, Var Rate Demand Bonds, Ser 2008 (GTD by Wachovia Bank, N.A.),		
0.210%, 10–4–12 (B)	17,280	17,280
Toyota Motor Credit Corporation:		
0.650%, 10–24–12 (B)	7,000	7,000
0.590%, 12–17–12 (B)	31,600	31,600
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.210%, 10–4–12 (B)	10,918	10,918

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Wachovia Corporation, (GTD by Wells Fargo Bank, N.A.),		
5.500%, 5–1–13	$12,500	$ 12,863
Total Notes – 27.1%		**288,860**
TOTAL CORPORATE OBLIGATIONS – 61.3%		**$654,290**
(Cost: $654,290)		
MUNICIPAL OBLIGATIONS		
Arizona – 0.4%		
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.),		
0.190%, 10–4–12 (B)	4,000	4,000
California – 5.2%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.),		
0.170%, 10–1–12 (B)	900	900
CA Infra and Econ Dev Bank, Var Rate Demand Rfdg Rev Bonds (Los Angeles Cnty Museum of Natural History Fndtn), Ser 2008A (GTD by Wells Fargo Bank, N.A.),		
0.160%, 10–1–12 (B)	3,000	3,000
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation),		
0.190%, 10–1–12 (B)	6,796	6,796
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.),		
0.200%, 10–1–12 (B)	4,500	4,500
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by United States Government),		
0.170%, 10–4–12 (B)	6,055	6,055

Cash Management *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government), 0.170%, 10–4–12 (B)	$ 9,500	$ 9,500
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.), 0.160%, 10–3–12 (B)	20,975	20,975
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.170%, 10–3–12 (B)	4,000	4,000
		55,726
Colorado – 2.8%		
Castle Pines North Fin Corp, Var Rate Cert of Part, Ser 2009 (GTD by Wells Fargo Bank, N.A.), 0.240%, 10–4–12 (B)	2,950	2,950
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.240%, 10–3–12 (B)	14,485	14,485
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.200%, 10–4–12 (B)	7,270	7,270
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.270%, 10–4–12 (B)	2,000	2,000
0.500%, 10–4–12 (B)	800	800
Taxable Cert of Part, Denver Pub Sch, Var Rate Rfdg Ser 2011A-3, 0.170%, 10–3–12 (B)	2,875	2,875
		30,380
Georgia – 2.1%		
Bartow, GA Dev Auth Pollutn Ctl Rev Bonds (GA Power Co Plant Proj), First Ser 1997, 0.240%, 10–1–12 (B)	2,000	2,000
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GAPower Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company), 0.240%, 10–1–12 (B)	19,117	19,117
Georgia (Continued)		
Dev Auth of Talbot Cnty, Incr Indl Dev Rev Bonds (Junction City Mining Co, LLC Proj), Ser 2000 (GTD by Wachovia Bank, N.A.), 0.260%, 10–4–12 (B)	$ 1,010	$ 1,010
		22,127
Illinois – 1.3%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hltcare Org (GTD by JPMorgan Chase Bank, N.A.), 0.180%, 10–4–12 (B)	7,850	7,850
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.190%, 10–1–12 (B)	5,900	5,900
		13,750
Indiana – 0.2%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Oblig Group), Ser 2009H (GTD by JPMorgan Chase Bank, N.A.), 0.180%, 10–3–12 (B)	2,000	2,000
Louisiana – 2.0%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.180%, 10–1–12 (B)	2,448	2,448
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.170%, 10–3–12 (B)	14,650	14,650
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.170%, 10–3–12 (B)	2,000	2,000
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.210%, 10–1–12 (B)	2,225	2,225
		21,323
Maryland – 1.0%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.190%, 10–3–12 (B)	$10,550	$10,550
Massachusetts – 1.2%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.170%, 10–4–12 (B)	12,600	12,600
Michigan – 1.6%		
Board of Regents of Eastn MI Univ, Gen Rev Var Rate Demand Rfdg Bonds, Ser 2009A (GTD by JPMorgan Chase & Co.), 0.210%, 10–1–12 (B)	16,900	16,900
Minnesota – 0.2%		
Minneapolis, MN, Var Rate Demand Rev Bonds (People Serving People Proj), Ser 2000A, 0.200%, 10–1–12 (B)	1,870	1,870
Mississippi – 5.0%		
MS Business Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (GTD by Wachovia Bank, N.A.), 0.210%, 10–4–12 (B)	8,919	8,919
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.190%, 10–1–12 (B)	36,565	36,565
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.190%, 10–1–12 (B)	7,850	7,850
		53,334
Missouri – 0.6%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.250%, 10–3–12 (B)	6,510	6,510

Cash Management *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Montana – 0.4%		
Great Falls, MT, Multifam Hsng Rev Bonds (Autumn Run Apt Proj), Ser 1998 (GTD by U.S. Bank, N.A.), 0.210%, 10–4–12 (B)	$ 4,515	$ 4,515
New York – 2.4%		
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank, N.A.), 0.180%, 10–3–12 (B)	10,000	10,000
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.180%, 10–3–12 (B)	2,016	2,016
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.190%, 10–3–12 (B)	14,000	14,000
		26,016
Ohio – 0.6%		
Franklin, OH, Var Rate Demand Hosp Fac Rfdg and Impvt Rev Bonds (U.S. Hlth Corp of Columbus), Ser 1996A (GTD by U.S. Bank, N.A.), 0.180%, 10–4–12 (B)	5,870	5,870
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.), 0.180%, 10–3–12 (B)	3,595	3,595
Texas – 4.1%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.180%, 10–4–12 (B)	23,395	23,395
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.180%, 10–1–12 (B)	10,025	10,025
Texas (Continued)		
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.180%, 10–1–12 (B)	$10,000	$ 10,000
		43,420
Washington – 0.2%		
WA State Hsng Fin Comsn, Var Rate Demand Multifam Mtg Rev Bonds (Lake Washington Apt Proj), Ser 1996 (GTD by U.S. Bank, N.A.), 0.210%, 10–3–12 (B)	2,105	2,105
Wisconsin – 1.0%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank, N.A.), 0.180%, 10–3–12 (B)	4,530	4,530
WI Hlth and Edu Fac Auth, Var Rate Rev Bonds (Aurora Hlth Care Inc.), Ser 2008-A (GTD by U.S. Bank, N.A.), 0.180%, 10–3–12 (B)	6,275	6,275
		10,805
Wyoming – 0.2%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.190%, 10–1–12 (B)	2,369	2,369
TOTAL MUNICIPAL OBLIGATIONS – 32.8%		**$349,765**
(Cost: $349,765)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Treasury Bills		
United States Treasury Bills:		
0.080%, 12–13–12	$ 8,000	$ 7,998
0.150%, 1–3–13	11,600	11,595
0.140%, 3–28–13	16,000	15,989
Total Treasury Bills – 3.4%		**35,582**
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.160%, 10–3–12 (B)	8,679	8,679
0.160%, 10–3–12 (B)	1,667	1,667
0.160%, 10–3–12 (B)	1,297	1,297
0.500%, 12–9–12 (B)	4,200	4,200
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.640%, 10–15–12 (B)	14,387	14,387
Total United States Government Agency Obligations – 2.8%		**30,230**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 6.2%		**$ 65,812**
(Cost: $65,812)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$1,069,867**
(Cost: $1,069,867)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		**(2,844)**
NET ASSETS – 100.0%		**$1,067,023**

Cash Management *(in thousands)* SEPTEMBER 30, 2012

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at September 30, 2012.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012. Date shown represents the date that the variable rate resets or the next demand date.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 654,290	$ —
Municipal Obligations	—	349,765	—
United States Government and Government Agency Obligations	—	65,812	—
Total	$ —	$1,069,867	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Mark G. Beischel



Daniel J. Vrabac

Below, Mark G. Beischel, CFA, and Daniel J. Vrabac, portfolio managers of the Waddell & Reed Advisors Global Bond Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2012. Mr. Beischel has been a manager of the Fund since 2002 and has 19 years of industry experience. Mr. Vrabac, who has 33 years of industry experience, returned as co-manager on September 3, 2008. He had been a manager of the Fund from September 2000 through March 2007.

Fiscal Year Performance

For the 12 months ended September 30, 2012	
Global Bond Fund (Class A shares at net asset value)	7.78%
Benchmark(s) and/or Lipper Category	
Barclays Multiverse Index (generally reflects the performance of the global bond market)	5.57%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.38%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The past year brought no resolution to the issues and uncertainties that investors have faced since the onset of the global financial crisis and the European crisis. Global markets and the global economy remain in unchartered waters. Simply put, dealing with very high levels of debt and a slowing global economy increases the range of possible outcomes. This results in a greater dispersion of investor expectations and significant volatility in markets.

Global growth has been decidedly weak over the past couple of quarters. U.S. growth is significantly below expectations, as private spending is lackluster and government fiscal stimulus has run its course. In Europe, the ongoing tensions in the periphery have led to elevated financial stress, while fiscal austerity programs there have already pushed several European nations into recession. In China, the economy's potential growth rate is slowing significantly.

Global financial markets took a turn for the better in mid summer as large central banks promised increased liquidity. The European Central Bank initiated the Outright Monetary Transactions program, which is designed to help struggling European governments get sufficient funding. In the U.S., the Federal Open Market Committee announced another round of open-ended quantitative easing whereby the Federal Reserve (Fed) will be buying mortgage-backed securities and Treasuries until it sees an improvement in the labor force and economic conditions. The Bank of Japan followed with its own large liquidity injection, and the Bank of England will likely ratchet up its quantitative easing in the coming months. On the back of this easing by central banks, riskier assets performed reasonably well. U.S. Treasuries witnessed some volatility, but are trading in a tight range and yields are still at very low levels.

Seeking low volatility

As for the Fund's overall strategy, we are currently maintaining a low duration and have built in plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to have less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Fund's currency exposure remains overwhelmingly in the U.S. dollar. The high U.S dollar exposure led the Fund to outperform the index, before the effects of sales charge, as the euro and Japanese yen depreciated 3.94 percent and 1.15 percent, respectively, versus the dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been and will continue to be, from emerging market bonds. Given the ongoing search for yield by investors, however, yields on many bonds are at all-time lows today. Caution is warranted, and fund managers must be opportunistic. This situation also underlies our short duration and ample liquidity strategy.

Looking ahead

Given our expectation of slow growth globally in 2012-13, we expect interest rates to remain low overall (exceptions are the European peripheral nations, which may continue to see rates move higher). The Fed has indicated that it will keep policy rates low until late 2015. The short end of the Treasury yield curve (five years and in) should be less volatile due to the Fed's commitment to low policy rates. Regarding inflation, the economy is growing too slowly, excess capacity abounds in labor and capital markets, and private sector lending is moribund. Wage growth, especially real wage growth, is so weak that there is absolutely no reason for this to be a cause of inflation.

A slowing economy means slowing corporate profitability. With corporate profits already at an all-time peak, we believe it will be very difficult to repeat the past year's performance. This means that equities may weaken in the months ahead, and corporate bond spreads may widen. However, both equities and bonds domestically and globally will witness a lot of volatility and there will be no straight-line movement up or down. All of this uncertainty leads us to believe that we are in a benign environment for the U.S. dollar, in spite of the U.S.'s well-known domestic problems. The U.S. continues to be a safe haven globally, and will continue to attract funds from outside the U.S. In this scenario, we will look for opportunities to make long-term investments in foreign currencies in certain emerging markets should they weaken versus the dollar.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Bond Fund.

Global Bond Fund

Asset Allocation

Bonds	**92.2%**
Corporate Debt Securities	70.7%
United States Government and Government Agency Obligations	16.6%
Other Government Securities	4.9%
Cash and Cash Equivalents and Equities	**7.8%**

Quality Weightings

Investment Grade	**60.9%**
AA	16.7%
A	9.3%
BBB	34.9%
Non-Investment Grade	**31.3%**
BB	17.0%
B	9.6%
CCC	0.3%
Non-rated	4.4%
Cash and Cash Equivalents and Equities	**7.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	82/189	44
3 Year	89/137	65
5 Year	66/100	66
10 Year	48/79	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**30.6%**
United States	25.4%
Other North America	5.2%
South America	**24.9%**
Brazil	12.5%
Argentina	4.5%
Other South America	7.9%
Europe	**17.4%**
Russia	5.5%
Luxembourg	3.9%
United Kingdom	3.5%
Other Europe	4.5%
Pacific Basin	**16.2%**
India	5.2%
Other Pacific Basin	11.0%
Other	**3.9%**
Cash and Cash Equivalents	**7.0%**



Global Bond Fund, Class A Shares[1]	$17,164
Barclays Multiverse Index	$19,042
Lipper Global Income Funds Universe Average	$18,929

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-12	1.58%	2.51%	6.89%	8.22%
5-year period ended 9-30-12	3.79%	3.86%	4.22%	5.43%
10-year period ended 9-30-12	5.55%	5.12%	5.25%	6.59%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2012

COMMON STOCKS	Shares	Value
Electric Utilities – 0.3%		
PPL Corporation	75	$ 2,184
Pharmaceuticals – 0.2%		
GlaxoSmithKline plc (A)	77	1,777
Water Utilities – 0.3%		
Aguas Andinas S.A. (A)	3,909	2,622
TOTAL COMMON STOCKS – 0.8%		**$ 6,583**
(Cost: $6,178)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.3%		
Bombardier Inc., 7.500%, 3–15–18 (B)	$3,900	4,417
Embraer Overseas Limited, 6.375%, 1–24–17	5,900	6,667
		11,084
Agricultural Products – 2.6%		
CCL Finance Limited:		
9.500%, 8–15–14 (B)	6,000	6,743
9.500%, 8–15–14	3,050	3,427
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17	5,735	6,165
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (B)	6,350	6,287
		22,622
Air Freight & Logistics – 0.0%		
FedEx Corporation, 7.375%, 1–15–14	300	325
Airlines – 1.6%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (B)	4,650	4,580
GOL Finance: 9.250%, 7–20–20	7,550	6,931
TAM Capital 2 Inc.: 9.500%, 1–29–20	2,100	2,321
		13,832
Alternative Carriers – 0.5%		
PCCW-HKT Capital No. 2 Limited, 6.000%, 7–15–13	3,750	3,877
Asset Management & Custody Banks – 1.0%		
Bhira Investments Limited, 8.500%, 4–27–71	8,500	8,621
Auto Parts & Equipment – 0.3%		
Schaeffler Finance B.V., 7.750%, 2–15–17 (B)	2,500	2,763
Automobile Manufacturers – 0.1%		
Toyota Motor Credit Corporation, 2.910%, 1–18–15 (C)	1,000	1,004

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Brewers – 0.9%		
Anheuser-Busch InBev Worldwide Inc., 3.000%, 10–15–12	$ 1,250	$ 1,251
Miller Brewing Company, 5.500%, 8–15–13	3,300	3,425
SABMiller plc, 5.700%, 1–15–14 (B)	3,000	3,179
		7,855
Broadcasting – 1.8%		
Globo Comunicacoe e Participacoes S.A.:		
5.307%, 5–11–17 (C)	3,250	3,534
6.250%, 12–20–49 (C)	10,311	11,135
		14,669
Coal & Consumable Fuels – 2.3%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (B)	7,688	7,919
Indo Integrated Energy II B.V., 9.750%, 11–5–16	650	715
PT Adaro Indonesia:		
7.625%, 10–22–19	6,600	7,260
7.625%, 10–22–19 (B)	3,300	3,630
		19,524
Construction & Engineering – 2.0%		
Larsen & Toubro Limited, Convertible, 3.500%, 10–22–14	7,400	7,762
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (B)	2,037	2,291
Odebrecht Finance Ltd.:		
9.625%, 4–9–14 (B)	6,000	6,780
7.500%, 10–18–17	524	546
		17,379
Construction Materials – 0.2%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20	1,400	1,544
Consumer Finance – 2.4%		
Banco BMG S.A.:		
9.150%, 1–15–16	1,600	1,572
9.150%, 1–15–16 (B)	400	393
Banco Latinoamericano de Comercio Exterior, S.A., 3.750%, 4–4–17 (B)	13,200	13,696
SLM Corporation, 2.958%, 4–1–14 (C)	2,500	2,498
VEB Finance Limited, 5.375%, 2–13–17 (B)	2,125	2,278
		20,437
Distillers & Vintners – 0.7%		
Diageo Capital plc, 5.200%, 1–30–13	5,000	5,077
Diageo Finance B.V., 5.500%, 4–1–13	1,000	1,026
		6,103

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 9.5%		
Banco Bradesco S.A., 4.125%, 5–16–16 (B)	$ 6,800	$ 7,167
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (B)(D)	7,500	1,200
Banco de Bogota S.A., 5.000%, 1–15–17 (B)	1,400	1,481
Banco de Credito del Peru, 4.750%, 3–16–16 (B)	8,000	8,440
Banco Santander Brasil, S.A., 4.500%, 4–6–15 (B)	2,250	2,309
Banco Santander Chile, S.A., 6.500%, 9–22–20 (E)	CLP4,454,000	9,109
Bancolombia S.A., 4.250%, 1–12–16	$ 6,650	6,899
Export-Import Bank of Korea (The), 5.500%, 10–17–12	5,000	5,008
Hongkong and Shanghai Banking Corporation (The), 5.000%, 8–29–49 (C)	2,500	2,500
ICICI Bank Limited:		
6.625%, 10–3–12 (B)	6,300	6,300
4.750%, 11–25–16 (B)	2,500	2,589
SB Capital S.A., 5.499%, 7–7–15	2,000	2,153
Sberbank Rossii OAO, 6.480%, 5–15–13	3,600	3,712
State Bank of India, 4.500%, 10–23–14	3,950	4,077
VTB Capital S.A.:		
6.609%, 10–31–12 (B)	2,000	2,005
6.000%, 4–12–17 (B)	16,645	17,395
		82,344
Diversified Chemicals – 0.1%		
Dow Chemical Company (The), 7.600%, 5–15–14	1,000	1,105
Diversified Metals & Mining – 3.8%		
Anglo American Capital plc, 9.375%, 4–8–14 (B)	5,000	5,580
BHP Billiton Finance (USA) Limited, 8.500%, 12–1–12	1,500	1,520
Glencore Funding LLC, 6.000%, 4–15–14 (B)	5,970	6,274
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	6,750	7,603
Southern Peru Copper Corporation, 6.375%, 7–27–15 (B)	1,375	1,551
Suzano Trading Ltd, 5.875%, 1–23–21 (B)	5,750	5,710

Global Bond Fund *(in thousands)* SEPTEMBER 30, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Vedanta Resources plc:		
8.750%, 1–15–14 . . $	2,000	$ 2,085
8.750%, 1–15–14 . .	1,650	1,720
		32,043
Electric Utilities – 4.3%		
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A., 9.750%, 8–15–21 (B)	5,445	2,450
Emgesa S.A. E.S.P., 8.750%, 1–25–21 (E)	COP2,610,000	1,639
Empresa Distribuidora y Comercializadora Norte S.A., 9.750%, 10–25–22 (B)$	3,410	1,705
ENEL Finance International S.A., 3.875%, 10–7–14 (B)	2,500	2,570
Korea Southern Power Co., Ltd., 5.375%, 4–18–13 (B)	2,000	2,041
Listrindo Capital B.V., 6.950%, 2–21–19 (B)	9,200	10,135
Majapahit Holding B.V., 7.750%, 10–17–16 .	3,900	4,622
PPL Energy Supply, LLC, 6.300%, 7–15–13 . .	700	731
Rural Electrification Corporation Limited, 4.250%, 1–25–16 . .	4,300	4,372
RusHydro Finance Limited, 7.875%, 10–28–15 (E)	RUB 212,800	6,670
Tata Electric Companies, 8.500%, 8–19–17 . . $	200	217
		37,152
Food Distributors – 1.1%		
Olam International Limited, 7.500%, 8–12–20 . .	9,150	9,407
Gas Utilities – 0.4%		
Transportadora de Gas del Sur S.A.:		
7.875%, 5–14–17 (B)	2,000	1,705
7.875%, 5–14–17 . .	1,950	1,662
		3,367
Homebuilding – 1.6%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15 . .	7,161	7,161
URBI, Desarrollos Urbanos, S.A. de C.V.:		
8.500%, 4–19–16 . .	2,900	2,552
8.500%, 4–19–16 (B)	2,500	2,200

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homebuilding (Continued)		
URBI, Desarrollos Urbanos, S.A.B. de C.V., 9.750%, 2–3–22 (B) . . . $	2,200	$ 1,936
		13,849
Household Appliances – 1.0%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12–15–15	4,400	4,576
6.500%, 12–15–15 (B) .	4,100	4,264
		8,840
Household Products – 0.0%		
Clorox Co., 5.450%, 10–15–12	385	386
Independent Power Producers & Energy Traders – 1.8%		
China Resources Power Holdings Company Limited, 3.750%, 8–3–15	8,650	8,951
Empresa Nacional de Electricidad S.A., 8.350%, 8–1–13	3,000	3,167
TransAlta Corporation, 5.750%, 12–15–13	3,500	3,662
		15,780
Industrial Machinery – 0.3%		
Ingersoll-Rand Global Holding Company Limited, 6.000%, 8–15–13	2,125	2,223
Integrated Oil & Gas – 0.8%		
Cenovus Energy Inc., 4.500%, 9–15–14	2,000	2,145
Empresa Nacional del Petroleo, 6.750%, 11–15–12 (B) .	2,400	2,415
Gazprom International S.A., 7.201%, 2–1–20	2,079	2,342
		6,902
Investment Banking & Brokerage – 0.6%		
Morgan Stanley:		
3.408%, 5–1–14 (C) . . .	1,000	1,000
0.750%, 2–11–16 (C)(E)	CNY27,700	3,883
		4,883
IT Consulting & Other Services – 0.6%		
iGATE Corporation, 9.000%, 5–1–16 . . . . . . $	4,400	4,829
Marine – 2.0%		
PB Issuer (No. 2) Limited, Convertible, 1.750%, 4–12–16	9,200	8,841
SCF Capital Limited:		
5.375%, 10–27–17 (B) .	4,000	4,025
5.375%, 10–27–17	3,925	3,950
		16,816

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities – 2.0%		
Abu Dhabi National Energy Company PJSC, 6.600%, 8–1–13 . . . $	2,000	$ 2,078
Black Hills Corporation:		
6.500%, 5–15–13 . .	5,000	5,156
9.000%, 5–15–14 . .	4,800	5,368
Veolia Environment, 5.250%, 6–3–13 . . .	4,000	4,099
		16,701
Oil & Gas Drilling – 2.7%		
Lancer Finance Company (SPV) Limited, 5.850%, 12–12–16 (B)	3,302	3,405
Noble Group Limited:		
8.500%, 5–30–13 (B)	6,900	7,142
4.875%, 8–5–15 . . .	700	728
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (B)	5,744	5,974
5.250%, 7–30–18 . .	1,202	1,250
Schahin II Finance Company (SPV) Limited, 5.875%, 9–25–22 (B)	4,300	4,504
		23,003
Oil & Gas Exploration & Production – 4.1%		
Anadarko Petroleum Corporation, 5.750%, 6–15–14 . .	1,000	1,075
Essar Energy Investment Limited, Convertible, 4.250%, 2–1–16 . . .	13,500	8,235
Novatek Finance Limited, 5.326%, 2–3–16 (B)	8,200	8,735
Pacific Rubiales Energy Corp., 8.750%, 11–10–16 (B)	7,933	8,885
Pan American Energy LLC:		
7.875%, 5–7–21 (B)	4,000	3,660
7.875%, 5–7–21 . . .	1,650	1,510
Ras Laffan Liquefied Natural Gas Co. Ltd., 5.500%, 9–30–14 (B)	3,000	3,245
		35,345
Oil & Gas Storage & Transportation – 3.7%		
DCP Midstream, LLC, 9.700%, 12–1–13 (B)	5,000	5,416
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (E)	COP11,150,000	6,938
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (B) . . . . . . $	5,710	6,072

CORPORATE DEBT SECURITIES
(Continued)

	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Midcontinent Express Pipeline LLC,		
5.450%, 9–15–14	$3,500	$ 3,649
Plains All American Pipeline, L.P., and PAA Finance Corp.,		
5.625%, 12–15–13	400	424
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,500	2,728
TransCapital Limited:		
7.700%, 8–7–13	2,800	2,944
5.670%, 3–5–14 (B)	3,100	3,288
		31,459
Packaged Foods & Meats – 3.4%		
BFF International Limited,		
7.250%, 1–28–20 (B)	7,900	9,462
Bunge Limited Finance Corp.,		
5.350%, 4–15–14	3,550	3,749
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13 (B)	6,000	6,241
JBS Finance II Ltd.,		
8.250%, 1–29–18 (B)	6,300	6,426
JBS USA LLC and JBS USA Finance, Inc.,		
11.625%, 5–1–14	2,100	2,357
		28,235
Paper Products – 2.4%		
Fibria Overseas Finance Ltd.:		
7.500%, 5–4–20 (B)	3,589	3,912
6.750%, 3–3–21 (B)	1,800	1,922
International Paper Company,		
7.400%, 6–15–14	5,350	5,871
Inversiones CMPC S.A.,		
4.750%, 1–19–18 (B)	6,600	7,069
IRSA Inversiones y Representaciones S.A.,		
8.500%, 2–2–17	2,000	1,795
		20,569
Precious Metals & Minerals – 0.5%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	4,000	4,450
Publishing – 0.6%		
Pearson Dollar Finance Two plc:		
5.500%, 5–6–13 (B)	3,000	3,082
5.500%, 5–6–13	2,000	2,054
		5,136
Restaurants – 1.1%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (B)	1,575	1,758

CORPORATE DEBT SECURITIES
(Continued)

	Principal	Value
Restaurants (Continued)		
Arcos Dorados Holdings, Inc.,		
10.250%, 7–13–16 (E)	BRL14,475	$ 7,605
		9,363
Steel – 2.3%		
ArcelorMittal:		
5.375%, 6–1–13 . . . . . $	3,825	3,923
9.250%, 2–15–15	2,250	2,475
Evraz Group S.A.:		
8.875%, 4–24–13 (B) .	4,000	4,136
8.875%, 4–24–13	3,400	3,516
Steel Capital S.A.,		
6.250%, 7–26–16 (B) .	5,400	5,644
		19,694
Tobacco – 0.2%		
B.A.T. International Finance plc,		
8.125%, 11–15–13 (B)	1,500	1,614
Trading Companies & Distributors – 0.6%		
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (B) .	4,625	4,833
Wireless Telecommunication Service – 1.5%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	3,000	3,191
3.625%, 3–30–15	2,000	2,128
Indosat Palapa Company B.V.,		
7.375%, 7–29–20 (B) .	750	851
Vimpel-Communications,		
6.493%, 2–2–16 (B) . .	4,550	4,778
VIP Finance Ireland Limited,		
8.375%, 4–30–13 (B) .	2,000	2,066
		13,014
TOTAL CORPORATE DEBT SECURITIES – 70.7%		$604,981

(Cost: $595,380)

OTHER GOVERNMENT SECURITIES

	Principal	Value
Argentina – 1.2%		
Aeropuertos Argentina 2000 S.A.,		
10.750%, 12–1–20 . . .	307	302
Compania Latinoamericana de Infraestructura & Servicios S.A.,		
9.500%, 12–15–16 . . .	2,985	1,940
Province of Buenos Aires (The),		
11.750%, 10–5–15 . . .	8,750	7,832
		10,074
Brazil – 0.7%		
OI S.A.,		
9.750%, 9–15–16 (E) . .	BRL12,300	6,371

OTHER GOVERNMENT SECURITIES
(Continued)

	Principal	Value
Ireland – 0.3%		
RZD Capital Limited,		
8.300%, 4–2–19 (E) . . .	RUB68,000	$ 2,253
Supranational – 0.7%		
Central American Bank for Economic Integration,		
3.875%, 2–9–17 (B) . . . $	5,300	5,608
Venezuela – 2.0%		
Corporacion Andina de Fomento,		
3.750%, 1–15–16	16,810	17,627
TOTAL OTHER GOVERNMENT SECURITIES – 4.9%		$41,933

(Cost: $42,566)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 2.1%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates,		
4.000%, 5–15–24	1,302	1,378
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.500%, 8–15–17 (F) . .	5	—*
5.000%, 5–15–18 (F) . .	407	35
5.000%, 4–15–19 (F) . .	38	1
5.500%, 3–15–23 (F) . .	38	4
5.000%, 5–15–23 (F) . .	2	—*
5.000%, 8–15–23 (F) . .	12	—*
5.500%, 10–15–25 (F) .	548	76
5.500%, 3–15–31 (F) . .	5	—*
5.500%, 10–15–32 (F) .	615	20
5.500%, 1–15–33 (F) . .	230	25
5.500%, 5–15–33 (F) . .	1,043	169
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.500%, 10–1–35	2,476	2,667
4.000%, 11–15–36	1,541	1,622
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	1,113	1,163
5.000%, 6–25–22 (F) . .	2,013	95
5.500%, 6–25–23 (F) . .	53	6
4.000%, 7–15–23 (F) . .	9,167	367
5.000%, 8–25–23 (F) . .	66	1
4.000%, 12–15–23 (F) . .	2,986	140
4.000%, 2–15–24 (F) . .	945	49
4.000%, 4–15–24 (F) . .	2,540	183
4.000%, 9–25–24	1,158	1,213
5.000%, 8–15–31 (F) . .	280	6
5.500%, 12–25–33 (F) .	1,402	128
5.000%, 2–25–35	940	949
5.500%, 8–25–35 (F) . .	600	111
5.500%, 11–25–36 (F) .	1,299	163
6.500%, 7–15–37 (F) . .	945	206
3.500%, 9–25–39	1,292	1,356
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 11–1–22	1,038	1,135
5.000%, 8–1–23	1,050	1,141
5.000%, 7–1–34	1,171	1,280

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 10–20–32 (F) . . .	$ 442	$ 34
7.000%, 5–20–33 (F)	1,059	327
5.500%, 7–16–33 (F)	466	100
5.000%, 7–20–33 (F)	660	39
5.500%, 11–20–33 (F) . . .	114	8
5.500%, 6–20–35 (F)	125	20
5.500%, 7–20–35 (F)	113	2
5.500%, 10–16–35 (F) . . .	303	52
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	1,916	2,094
		18,365

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 2.1%   **$18,365**

(Cost: $22,581)

Treasury Obligations – 14.5%	Principal	Value
United States Treasury Notes:		
1.375%, 2–15–13	10,000	10,046
0.750%, 8–15–13	7,850	7,889
1.750%, 7–31–15	35,810	37,265
2.375%, 7–31–17	7,100	7,702
3.500%, 5–15–20	7,810	9,148
2.625%, 11–15–20	17,000	18,780

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

	Principal	Value
Treasury Obligations (Continued)		
2.125%, 8–15–21	$12,700	$ 13,438
1.750%, 5–15–22	19,250	19,528
		123,796

TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 14.5%   **$123,796**

(Cost: $118,284)

SHORT-TERM SECURITIES

	Principal	Value
Certificate Of Deposit – 0.6%		
Banco del Estado de Chile,		
0.290%, 10–9–12	5,000	5,000
Commercial Paper – 4.3%		
Bemis Company, Inc.,		
0.340%, 10–19–12 (G) . .	3,000	2,999
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited),		
0.180%, 10–2–12 (G) . . .	5,000	5,000
Campbell Soup Company,		
0.240%, 10–22–12 (G) . .	10,000	10,000
Freddie Mac Discount Notes,		
0.130%, 12–18–12 (G) . .	2,700	2,699

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (Continued)		
Kroger Co. (The),		
0.400%, 10–2–12 (G) . . .	$1,540	$ 1,540
Praxair, Inc.,		
0.080%, 10–11–12 (G) . .	4,000	4,000
Wisconsin Electric Power Co.:		
0.200%, 10–1–12 (G) . . .	2,151	2,151
0.210%, 10–11–12 (G) . .	8,000	7,999
		36,388
Master Note – 0.2%		
Toyota Motor Credit Corporation,		
0.122%, 10–5–12 (H) . . .	1,870	1,870

TOTAL SHORT-TERM SECURITIES – 5.1%   **$ 43,258**

(Cost: $43,258)

TOTAL INVESTMENT SECURITIES – 98.1%   **$838,916**

(Cost: $828,247)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.9%   **16,271**

NET ASSETS – 100.0%   **$855,187**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2012, the total value of these securities amounted to $298,131 or 34.9% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL — Brazilian Real, CLP — Chilean Peso, CNY — Chinese Yuan Renminbi, COP — Columbian Peso and RUB — Russian Ruble).

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) Rate shown is the yield to maturity at September 30, 2012.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	Barclays Capital, Inc.	24,620	7–24–13	$241	$—
Sell	Australian Dollar	Barclays Capital, Inc.	8,200	7–24–13	—	48
Sell	British Pound	Barclays Capital, Inc.	1,086	9–12–13	—	16
					$241	$64

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 6,583	$ —	$ —
Corporate Debt Securities	—	597,693	7,288
Other Government Securities	—	41,933	—
United States Government Agency Obligations	—	18,365	—
United States Government Obligations	—	123,796	—
Short-Term Securities	—	43,258	—
Total	$ 6,583	$ 825,045	$ 7,288
Forward Foreign Currency Contracts	$ —	$ 241	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 64	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	25.4%
Brazil	12.5%
Russia	5.5%
India	5.2%
Argentina	4.5%
Luxembourg	3.9%
United Kingdom	3.5%
Mexico	3.2%
Columbia	3.1%
Indonesia	2.8%
Chile	2.8%

Country Diversification (Continued)

Panama	2.6%
Singapore	2.1%
Venezuela	2.0%
Canada	2.0%
Hong Kong	1.8%
China	1.6%
Ireland	1.4%
Netherlands	1.3%
Australia	1.1%
Other Countries	4.7%
Other+	7.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Mark J. Otterstrom

Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Government Securities Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2012. He has managed the Fund since 2008 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2012

Government Securities Fund (Class A shares at net asset value)	2.20%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Government/Mortgage-Backed Securities Index (generally reflects the performance of securities representing the government bond market)	3.28%
Citigroup Treasury/Govt. Sponsored/Mortgage Bond Index (generally reflects the performance of securities representing the government bond market)	3.17%
Lipper General U.S. Government Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.41%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's benchmark index changed in January to the Barclays U.S. Government/Mortgage-Backed Securities Index. For comparison purposes, both indexes are included in this year's annual report.

This Fund underperformed both its Lipper peer group and its benchmark for the fiscal year.

One of the challenges faced by this Fund over the last year was the elevated level of volatility within the high-grade taxable bond market. After selling off more than 70 basis points (from a 2.72 percent yield to a 3.45 percent yield) in October of last year, the 30-year Treasury bond settled back into a trading range near 3 percent. The long bond bounced wildly between a 2.80 percent yield and a 3.20 percent yield through the end of February. The 10-year Treasury note experienced a similar volatile trading pattern. The portfolio duration was long compared to the benchmark during this period.

In March we saw a dramatic sell off in the Treasury market. By late March the long bond had peaked at a 3.48 percent yield. Economists had revised first-half gross domestic product (GDP) estimates from 1 percent to 2 percent or higher. While this was still fairly anemic growth, it removed much of the fear of a double-dip recession that was prevalent at the end of 2011. Due to its relatively long duration at the time, the Fund significantly underperformed its benchmark during this period. The portfolio duration was eventually taken to a neutral position in March as we anticipated an improved economic environment could be sustained through the end of 2012.

Strong start then slowdown

After a very strong start to 2012, we saw a marked decline in economic activity during the second quarter. It became evident that much of the first quarter strength was due to the mild weather and was not the start of a sustainable economic recovery. We began to see downgraded expectations for global growth in 2012. The Federal Reserve (Fed) extended "Operation Twist" until the end of the year to help support their easy monetary policy. Credit default swap spreads on European sovereign debt, especially Spanish sovereign debt, rose sharply between March and July. We underestimated the strength of the flight to quality trade that occurred as a result. The European crisis and renewed concerns over the slowing U.S. economy helped trigger a strong rally in the Treasury bond market. By late July, Treasury yields would reach record lows. During this period the fund was underweighted Treasury debt, especially at the long end of the curve. Due to its neutral duration, the Fund only partially participated in the strong Treasury rally.

Agency mortgage-backed securities (MBS) have been very good performers this year. A combination of relatively low supply matched against a strong demand profile has led to tighter spreads in the MBS markets in general. Early in the year, spreads widened after the federal government announce an enhanced version of its "Home Affordable Refinance Program" (HARP). The program was designed to help homeowners refinance their high mortgage debt into the current low-interest-rate mortgages. Early estimates indicated that as many as 900,000 homeowners could get help refinancing by the end of the year. So far, fewer than 125,000 have been able make use of the HARP program. The fear of increased prepayment speeds was reflected in wider spreads for the higher premium MBS. After a couple of months it became clear that the fear of much faster prepayment speeds were unwarranted and spreads on these bonds returned to lower levels. Prior to the announcement of another round of quantitative easing (QE3) prepayment speeds had remained surprisingly stable given the market volatility of the 10-year Treasury bond.

The Treasury market continued to see an elevated level of volatility over the past three months. In July, as concerns over the Euro debt crisis dragged on and the U.S. economy slowed to a snail's pace, yields at the longer end of the Treasury curve hit record lows. The flight to quality trade was in full swing. The European Central Bank (ECB) and the Fed were determined to do whatever they could to reverse this trend. They succeeded in doing this at the end of July. The ECB pledged to buy as much European sovereign debt as is needed to relieve the liquidity pressures that were building in Europe. Although no purchases have been made to date, the stated intention to do so was enough to act as a pressure release valve, releasing much of the steam building in the euro bond markets. This also had the effect of quickly reversing some of the flight to quality trade that had occurred over the prior several months.

At about the same time, the U.S. bond markets began to price in the likelihood of QE3 occurring prior to the U.S. elections. The mortgage market began to see narrower spreads in the weeks leading up to the Fed announcement of QE3. This new round of liquidity would be an attempt by the Fed to push investors out of the Treasury trade and into riskier assets. At its September meeting, the Fed announced the much anticipated round of mortgage security purchases. Once the program was announced, we witnessed a second, stronger move down in spreads. This has given renewed life to the refinancing wave we saw over the last two years. The Fed's actions also reduced the flight to quality trade and increased the demand for higher risk assets. The Fed has shown that it is committed to maintain an easy monetary policy until it sees an improved labor market and sustained economic growth. Time will tell if these actions are sustainable or if we will see a reversal similar to what we witnessed earlier this year. However, these actions have reduced the risk of a U.S. recession due to its positive impact on U.S. consumer spending and the improving housing market.

While there are signs of an improved economic outlook for the U.S., there remain major headwinds to the growth of the U.S. economy. There will be very little, if any, fiscal stimulus this year out of Washington. The division in Washington will only add to the uncertainty and volatility in the financial markets this year. The resolution of the pending fiscal cliff is necessary for any economic growth to take hold. Regardless of the outcome of the November elections, it is unlikely that any resolution can be reached before the end of this year or into early 2013. This uncertainty will only add to the volatility in the debt markets.

Current expectations are for GDP growth to be around 1½ to 2 percent through the end of 2012 and into early 2013. While this growth rate would prevent us from rolling back into recession, it is not strong enough to force the Fed to reverse course and begin a new tightening cycle this year. Historically, sustained bear bond markets have not been able to get underway until the Fed tightening cycle is imminent. The Fed's stated goal is to keep short rates low through the end of 2015. This can change if U.S. economic growth and the employment picture improve quicker than anticipated. Our goal is to maintain the portfolio duration near or slightly above its benchmark at this time.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Government Securities Fund.

Government Securities Fund

Asset Allocation

Bonds	**91.6%**
United States Government and Government Agency Obligations	91.6%
Cash and Cash Equivalents	**8.4%**

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	95/113	84
3 Year	70/104	67
5 Year	68/95	71
10 Year	44/75	58

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**91.6%**
AA	91.6%
Cash and Cash Equivalents	**8.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



Government Securities Fund, Class A Shares[1]	$14,013
Citigroup Treasury/Govt Sponsored/Mortgage Bond Index	$16,342
Barclays U.S. Government/Mortgage-Backed Securities Index	$16,278
Lipper General U.S. Government Funds Universe Average	$15,221

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-12	-2.14%	-2.92%	1.37%	2.53%
5-year period ended 9-30-12	4.02%	3.70%	4.07%	5.26%
10-year period ended 9-30-12	3.43%	2.89%	3.02%	4.25%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Government Securities Fund *(in thousands)* SEPTEMBER 30, 2012

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 35.7%		
Federal Farm Credit Bank:		
5.250%, 1–6–16	$ 6,000	$ 6,916
2.625%, 3–26–21	10,500	11,319
3.020%, 7–24–31	10,000	10,070
Federal Home Loan Bank:		
5.625%, 6–9–17	10,000	12,137
4.500%, 9–13–19	8,000	9,704
3.625%, 3–12–21	10,000	11,631
5.000%, 4–7–21	5,000	5,354
3.500%, 7–29–21	13,000	14,697
2.500%, 6–20–22	6,575	6,605
Federal Home Loan Mortgage Coporation, 1.200%, 8–8–18	7,000	7,037
Federal Home Loan Mortgage Corporation:		
2.000%, 11–14–17	5,000	5,008
5.400%, 3–17–21	9,500	10,989
Federal National Mortgage Association:		
2.000%, 6–14–16	10,000	9,965
2.000%, 3–22–17 (A)	5,550	5,569
2.000%, 5–24–17	5,000	5,012
2.125%, 10–26–18	5,000	5,064
3.000%, 11–14–18	5,000	5,143
2.700%, 3–28–22	12,250	12,410
Overseas Private Investment Corporation, 5.142%, 12–15–23	7,110	8,343
Private Export Funding Corporation, 4.375%, 3–15–19	10,000	12,023
		174,996
Mortgage-Backed Obligations – 35.0%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates, 5.000%, 9–15–34	1,323	1,383
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 4–15–18	3,950	4,376
5.000%, 5–15–19	4,230	4,561
5.000%, 5–15–23	6,135	6,721
5.000%, 9–15–31 (B)	443	10
2.500%, 12–15–41	5,227	5,377
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.500%, 10–1–20	1,565	1,681
6.000%, 7–1–22	849	939
5.000%, 6–1–23	1,459	1,574
4.000%, 7–1–25	3,465	3,687
4.500%, 6–15–27	1,966	2,032
4.500%, 5–1–31	5,178	5,717
4.500%, 5–15–32	3,898	4,078
4.000%, 11–15–36	2,098	2,208
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	3,786	4,056
5.000%, 6–25–18	4,822	5,176
3.500%, 8–25–33	1,711	1,802
4.000%, 10–15–35	4,242	4,376
3.000%, 10–15–36	8,851	9,185
4.500%, 3–25–37	1,401	1,447
4.500%, 9–15–37	3,332	3,462
4.000%, 3–25–39	1,075	1,117

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
2.000%, 4–25–39	$ 5,974	$ 6,036
4.000%, 5–25–39	2,000	2,148
4.500%, 8–15–39	4,510	4,750
3.000%, 11–25–39	2,591	2,679
4.500%, 6–25–40	2,978	3,192
2.500%, 9–20–40	9,479	9,872
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.790%, 11–1–18	8,150	8,774
2.580%, 5–1–19	7,000	7,468
4.500%, 6–1–19	865	936
4.500%, 8–1–19	1,717	1,857
4.500%, 9–1–19	1,782	1,923
5.000%, 12–1–19	636	693
5.380%, 11–1–20	2,785	3,033
5.500%, 10–1–21	3,001	3,281
5.000%, 9–1–22	3,761	4,102
5.500%, 11–1–22	1,153	1,261
5.000%, 3–1–23	2,052	2,232
4.000%, 3–1–24	2,126	2,276
3.500%, 8–1–26	6,094	6,593
4.000%, 12–1–31	4,591	4,983
5.000%, 6–25–32	1,411	1,432
5.500%, 2–1–33	514	570
5.500%, 12–1–34	2,302	2,542
6.000%, 4–1–39	3,508	3,877
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	2,216	2,438
2.000%, 3–16–42	5,727	5,833
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2002-3 Class G, 6.000%, 2–15–30	1,382	1,449
		171,195
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 70.7%		**$346,191**
(Cost: $333,497)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 20.9%		
United States Treasury Bonds:		
9.000%, 11–15–18	10,000	14,893
4.375%, 5–15–41	10,000	13,267
3.750%, 8–15–41	10,000	11,972
3.000%, 5–15–42	10,000	10,384
United States Treasury Notes:		
3.625%, 8–15–19	15,000	17,625
3.125%, 5–15–21	30,000	34,308
		102,449
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 20.9%		**$102,449**
(Cost: $91,033)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.4%		
Fannie Mae Discount Notes:		
0.090%, 10–15–12 (C)	$ 2,000	$ 2,000
0.120%, 12–20–12 (C)	12,700	12,696
0.100%, 12–26–12 (C)	800	800
Freddie Mac Discount Notes:		
0.100%, 10–9–12 (C)	1,000	1,000
0.090%, 10–29–12 (C)	1,100	1,100
0.130%, 12–18–12 (C)	500	500
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.130%, 10–17–12 (C)	2,700	2,700
0.160%, 11–13–12 (C)	650	650
0.170%, 12–19–12 (C)	5,000	4,998
		26,444
Treasury Bills – 2.0%		
United States Treasury Bills:		
0.080%, 12–13–12	7,000	6,999
0.100%, 12–27–12	3,100	3,099
		10,098
United States Government Agency Obligations – 0.5%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.170%, 10–3–12 (D)	1,370	1,370
0.170%, 10–3–12 (D)	1,000	1,000
		2,370
TOTAL SHORT-TERM SECURITIES – 7.9%		**$ 38,912**
(Cost: $38,912)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$487,552**
(Cost: $463,442)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		**2,440**
NET ASSETS – 100.0%		**$489,992**

Government Securities Fund *(in thousands)* SEPTEMBER 30, 2012

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012.

(B)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(C)Rate shown is the yield to maturity at September 30, 2012.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$ —	$ 346,191	$ —
United States Government Obligations	—	102,449	—
Short-Term Securities	—	38,912	—
Total	$ —	$ 487,552	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



William M. Nelson

Below, William M. Nelson, portfolio manager of Waddell & Reed Advisors High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2012. He has managed the Fund since 2008 years and has 24 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2012

High Income Fund (Class A shares at net asset value)	21.79%
Benchmark(s) and/or Lipper Category	
Bank of America Merrill Lynch U.S. High Yield Index (reflects the performance of securities generally representing the high-yield sector of the bond market)	18.94%
Citigroup High Yield Market Index (reflects the performance of securities generally representing the high-yield sector of the bond market)	18.91%
Lipper High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	17.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's benchmark index changed in January to the Bank of America Merrill Lynch U.S. High Yield Index. For comparison purposes, both indexes are included in this year's report.

The Fund outperformed its benchmark, before the effects of sales charges, for the fiscal year ending September 30, 2012. The performance was the result of credit selection as we have remained focused on companies with stable business models that we believe are able to either benefit, or at least remain resilient with stable cash flow, in a period of lackluster economic growth. As we have in the past, we continue to focus the Fund on individual issuers and situations which we believe provide the best risk/reward characteristics.

Yields spiked early in the Fund's fiscal year amid growing concern about the sovereign debt crisis. Yields were progressively tighter through much of the year other than the widening that came amid volatility in the spring. Although the European situation is not resolved, a growing consensus is that the crisis is under control. Meanwhile, the U.S. focus is on a recovering economy. The resulting tightening has been more pronounced in CCC-rated spreads while the higher-quality BB-rated spreads tightened the least.

Low-yield environment

The Federal Reserve's (Fed) decision to launch another round of monetary stimulus in September, along with Fed rhetoric about the likelihood of exceptionally accommodative monetary policy continuing well into the future, did achieve the central bank's goal of driving investors out of Treasuries and into higher risk assets. It will have to be seen if that activity can be sustained. However, demand in the high-yield space is strong, with interest not only from retail investors but also pensions and annuities that strive to meet return commitments.

We expect strong demand in the high-yield space to continue at least until other options emerge for investors seeking a specific level of return. Yield still remains an exceptionally valuable commodity, despite the fact that supply has been robust, although mostly in refinancing and less so in new issuance. We expect defaults in the sector to remain low as long as corporate balance sheets continue to show the strength we have seen in recent quarters. That said, we have, taken a slightly more defensive posture with the Fund than we have in the past. We have become more active in the bank loan market, which typically has a secured position in the capital structure. In terms of credit quality, we are generally more likely to prefer a B credit, with its lower yield, than the risks associated with a CCC-rated issue.

Overall, we are constructive on the high-yield outlook, but are also somewhat cautious as we expect volatility to continue. As noted, the European situation has improved, but it is not yet resolved. In the U.S., much attention is focused on the November elections and the approaching "fiscal cliff." We will look to capitalize on these bouts of uncertainty if we believe they create good opportunities in the high-yield space.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan participations in which the fund may invest carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors High Income Fund.

High Income Fund

Asset Allocation

Bonds	**92.8%**
Corporate Debt Securities	77.3%
Senior Loans	15.0%
Municipal Bonds – Taxable	0.5%
Cash and Cash Equivalents and Equities	**7.2%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	9/486	2
3 Year	36/427	9
5 Year	26/366	8
10 Year	178/256	70

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**3.4%**
AA	0.5%
BBB	2.9%
Non-Investment Grade	**89.4%**
BB	5.8%
B	53.9%
CCC	28.2%
Non-rated	1.5%
Cash and Cash Equivalents and Equities	**7.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



High Income Fund, Class A Shares[1]	$21,782
Citigroup High Yield Market Index	$28,314
BofA Merrill Lynch US High Yield Index	$27,832
Lipper High Yield Funds Universe Average	$24,335

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 9-30-12	14.79%	16.45%	20.83%	22.16%
5-year period ended 9-30-12	7.58%	7.56%	7.95%	9.22%
10-year period ended 9-30-12	8.10%	7.65%	7.80%	9.09%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

High Income Fund *(in thousands)* SEPTEMBER 30, 2012

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.1%		
Pinnacle Entertainment, Inc. (A)	103	$ 1,262
Food Retail – 0.2%		
Roundy's Supermarkets, Inc.	469	2,838
Gas Utilities – 0.0%		
Suburban Propane Partners, L.P.	19	769
Oil & Gas Storage & Transportation – 0.2%		
Inergy, L.P.	172	3,275
Railroads – 0.1%		
Kansas City Southern (B)	45	3,380
Wireless Telecommunication Service – 0.1%		
Clearwire Corporation, Class A (A)	1,052	1,420
TOTAL COMMON STOCKS – 0.7%		$12,944
(Cost: $14,567)		

PREFERRED STOCKS		
Consumer Finance – 0.4%		
Ally Financial Inc., 8.125%	128	3,214
Ally Financial Inc., 8.500%	102	2,504
		5,718
Trucking – 0.0%		
Swift Services Holdings, Inc., 6.000% Cumulative (C)	105	907
TOTAL PREFERRED STOCKS – 0.4%		$ 6,625
(Cost: $6,734)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (D)	7	204
TOTAL WARRANTS – 0.0%		$ 204
(Cost: $408)		

CORPORATE DEBT SECURITIES	Principal	Value
Agricultural Products – 0.9%		
American Seafoods Group LLC, 10.750%, 5–15–16 (C)	$7,692	7,788
ASG Consolidated LLC, 15.000%, 5–15–17 (C)(E)	9,109	7,903
		15,691

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Alternative Carriers – 2.4%		
Level 3 Communications, Inc.:		
11.875%, 2–1–19	$13,753	$15,611
8.875%, 6–1–19 (C)	2,466	2,589
Level 3 Communications, Inc. and Level 3 Financing, Inc., 7.000%, 6–1–20 (C)	6,423	6,487
Level 3 Financing, Inc.:		
10.000%, 2–1–18	4,050	4,506
9.375%, 4–1–19	1,185	1,315
8.125%, 7–1–19	11,734	12,467
8.625%, 7–15–20	1,962	2,119
		45,094
Apparel Retail – 0.4%		
J.Crew Group, Inc., 8.125%, 3–1–19	7,517	7,874
Apparel, Accessories & Luxury Goods – 0.3%		
Liz Claiborne, Inc., 10.500%, 4–15–19 (C)	5,637	6,363
Auto Parts & Equipment – 4.0%		
Affinia Group Inc., 10.750%, 8–15–16 (C)	46	50
Exide Technologies, 8.625%, 2–1–18	4,921	4,263
Icahn Enterprises L.P., 8.000%, 1–15–18	17,235	18,484
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp., 7.750%, 1–15–16	3,000	3,128
IDQ Acquisition Corp., 14.000%, 10–1–17 (C)(E)	8,407	8,407
IDQ Holdings, Inc., 11.500%, 4–1–17 (C)	15,337	16,296
Penske Automotive Group, Inc., 5.750%, 10–1–22 (C)	2,530	2,593
Schaeffler Finance B.V.:		
7.750%, 2–15–17 (C)	11,684	12,910
8.500%, 2–15–19 (C)	7,213	8,079
		74,210
Automotive Manufacturers – 0.4%		
Chrysler Group LLC and CG:		
8.000%, 6–15–19	1,525	1,617
8.250%, 6–15–21	5,568	5,929
		7,546
Automotive Retail – 2.3%		
Asbury Automotive Group, Inc.:		
7.625%, 3–15–17	4,708	4,873
8.375%, 11–15–20	12,939	14,265
Sonic Automotive, Inc.:		
9.000%, 3–15–18	16,315	17,825
7.000%, 7–15–22 (C)	4,748	5,080
		42,043

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Biotechnology – 0.7%		
VWR Funding, Inc., 7.250%, 9–15–17 (C)	$12,352	$12,537
Broadcasting – 1.1%		
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20 (C)	311	299
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (C)	2,231	2,175
Cumulus Media Inc., 7.750%, 5–1–19	14,630	14,228
Harron Communications, L.P. and Harron Finance Corporation, 9.125%, 4–1–20 (C)	500	540
Starz LLC and Starz Finance Corp., 5.000%, 9–15–19 (C)	3,083	3,152
		20,394
Building Products – 2.2%		
HD Supply, Inc.:		
8.125%, 4–15–19 (C)	1,074	1,165
11.000%, 4–15–20 (C)	8,301	9,214
Isabelle Acquisition Sub Inc., 10.000%, 11–15–18 (C)(E)	12,766	13,851
Ply Gem Industries, Inc., 8.250%, 2–15–18 (C)	10,488	10,554
Roofing Supply Group, LLC and Roofing Supply Finance, Inc., 10.000%, 6–1–20 (C)	3,481	3,794
		38,578
Cable & Satellite – 2.0%		
Cablevision Systems Corporation, 5.875%, 9–15–22	11,820	11,761
Nara Cable Funding Limited, 8.875%, 12–1–18 (C)	1,662	1,517
Univision Communications Inc., 6.750%, 9–15–22 (C)	4,316	4,316
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (C)	3,178	3,265
WideOpenWest Finance, LLC and WideOpenWest CapitalCorp.:		
10.250%, 7–15–19 (C)	9,311	9,823
13.375%, 10–15–19 (C)	6,625	6,791
		37,473
Casinos & Gaming – 1.5%		
Boyd Finance Co. and Boyd Acquisition Sub, LLC, 8.375%, 2–15–18 (C)	3,207	3,335

High Income Fund *(in thousands)* SEPTEMBER 30, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming (Continued)		
Boyd Gaming Corporation,		
9.000%, 7–1–20 (C)	$ 4,445	$ 4,534
MGM Mirage,		
11.375%, 3–1–18	3,400	4,012
MGM Resorts International:		
10.000%, 11–1–16	3,440	3,939
8.625%, 2–1–19 (C)	3,593	3,916
6.750%, 10–1–20 (C)	1,430	1,430
Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp.,		
5.375%, 3–15–22 (C)	6,861	6,964
		28,130
Commodity Chemicals – 0.2%		
INEOS Finance plc,		
8.375%, 2–15–19 (C)	2,718	2,861
Communications Equipment – 0.0%		
Brightstar Corporation,		
9.500%, 12–1–16 (C)	316	339
Construction & Engineering – 0.4%		
J.M. Huber Corporation,		
9.875%, 11–1–19 (C)	5,025	5,641
USG Corporation,		
9.750%, 1–15–18	975	1,053
		6,694
Construction Materials – 1.5%		
Cemex Finance LLC,		
9.500%, 12–14–16 (C)	6,200	6,402
Cemex SAB de CV,		
9.000%, 1–11–18 (C)	842	842
Headwaters Incorporated,		
7.625%, 4–1–19	6,132	6,224
Headwaters Incorporated, Convertible,		
8.750%, 2–1–16	4,475	4,581
Hillman Group, Inc. (The),		
10.875%, 6–1–18	8,536	9,176
		27,225
Consumer Finance – 0.9%		
Nielsen Finance LLC and Nielsen Finance Co.,		
4.500%, 10–1–20 (C)	2,063	2,050
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5–15–18 (C)	10,207	10,769
TMX Finance LLC and TitleMax Finance Corporation:		
13.250%, 7–15–15	3,364	3,734
		16,553
Data Processing & Outsourced Services – 0.9%		
Alliance Data Systems Corporation,		
6.375%, 4–1–20 (C)	15,365	16,594

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Chemicals – 0.2%		
Kinove German Bondco GmbH,		
10.000%, 6–15–18 (C)(F)	EUR 3,131	$ 4,396
Diversified Metals & Mining – 1.6%		
American Gilsonite Holding Company,		
11.500%, 9–1–17 (C)	$ 8,864	9,108
FMG Resources Pty Ltd.:		
6.375%, 2–1–16 (C)	1,700	1,653
6.000%, 4–1–17 (C)	2,347	2,183
6.875%, 2–1–18 (C)	1,700	1,581
8.250%, 11–1–19 (C)	1,331	1,291
6.875%, 4–1–22 (C)	16,261	14,879
		30,695
Diversified Support Services – 0.5%		
Nexeo Solutions, LLC,		
8.375%, 3–1–18	9,445	9,351
Diversified Telecom – 0.5%		
Consolidated Communications Finance Co.,		
10.875%, 6–1–20 (C)	8,290	8,746
Education Services – 4.0%		
Laureate Education, Inc.:		
11.000%, 8–15–15 (C)(G)	8,850	9,116
11.250%, 8–15–15 (C)(E)(G)	35,455	36,518
12.750%, 8–15–17 (C)(G)	17,520	18,571
9.250%, 9–1–19 (C)	8,039	8,079
		72,284
Electronic Components – 0.7%		
WireCo WorldGroup Inc.,		
9.500%, 5–15–17	11,795	12,621
Electronic Equipment & Instruments – 0.9%		
CDW LLC and CDW Finance Corporation,		
12.535%, 10–12–17	15,567	16,618
Electronic Manufacturing Services – 1.1%		
Jabil Circuit, Inc.:		
8.250%, 3–15–18	1,260	1,496
4.700%, 9–15–22	2,141	2,130
KEMET Corporation,		
10.500%, 5–1–18	15,385	15,616
		19,242
Environmental & Facilities Services – 0.4%		
Heckmann Corporation,		
9.875%, 4–15–18	7,280	7,498
Food Distributors – 1.4%		
U.S. Foodservice, Inc.,		
8.500%, 6–30–19 (C)	11,101	11,573
Viskase Companies, Inc.,		
9.875%, 1–15–18 (C)	13,452	13,922
		25,495

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Forest Products – 0.8%		
Ainsworth Lumber Co. Ltd.,		
11.000%, 7–29–15 (C)(E)	$15,174	$14,415
General Merchandise Stores – 0.3%		
Pantry, Inc., (The),		
8.375%, 8–1–20 (C)	5,182	5,312
Health Care Equipment – 0.9%		
DJO Finance LLC and DJO Finance Corporation,		
9.750%, 10–15–17	2,580	2,193
Immucor, Inc.,		
11.125%, 8–15–19	11,875	13,419
		15,612
Health Care Facilities – 3.0%		
Acadia Healthcare Company, Inc.,		
12.875%, 11–1–18	8,442	9,898
Biomet, Inc.:		
6.500%, 8–1–20 (C)	1,048	1,086
6.500%, 10–1–20 (C)	1,650	1,617
Chiron Merger Sub, Inc.,		
12.500%, 11–1–19 (C)	4,189	3,938
INC Research, LLC,		
11.500%, 7–15–19 (C)	2,125	2,136
Kindred Healthcare, Inc.,		
8.250%, 6–1–19	4,325	4,206
Physio-Control International, Inc.,		
9.875%, 1–15–19 (C)	5,632	6,167
Tenet Healthcare Corporation,		
6.875%, 11–15–31	10,861	9,721
Truven Health Analytics,		
10.625%, 6–1–20 (C)	16,220	17,355
		56,124
Health Care Services – 1.0%		
MedImpact Holdings, Inc.,		
10.500%, 2–1–18 (C)	12,661	13,610
WP Rocket Merger Sub, Inc.,		
10.125%, 7–15–19 (C)	4,685	4,650
		18,260
Health Care Technology – 1.5%		
Emdeon, Inc.,		
11.000%, 12–31–19 (C)	11,571	13,133
MedAssets, Inc.,		
8.000%, 11–15–18	13,078	14,255
		27,388
Home Furnishings – 0.2%		
Empire Today, LLC and Empire Today Finance Corp.,		
11.375%, 2–1–17 (C)	3,057	3,233

High Income Fund *(in thousands)* SEPTEMBER 30, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Power Producers & Energy Traders – 1.0%		
NRG Energy, Inc.:		
7.625%, 5–15–19	$ 7,440	$ 7,886
7.875%, 5–15–21	9,300	10,114
		18,000
Integrated Oil & Gas – 0.4%		
EP Energy LLC, 9.375%, 5–1–20 (C)	4,802	5,234
EP Energy LLC and Everest Acquisition Finance Inc., 7.750%, 9–1–22 (C)	1,591	1,623
		6,857
Investment Banking & Brokerage – 1.7%		
E*TRADE Financial Corporation:		
7.875%, 12–1–15	2,519	2,566
6.750%, 6–1–16	4,420	4,652
12.500%, 11–30–17 (E)	13,294	15,105
GFI Group Inc., 8.625%, 7–19–18	9,873	8,664
		30,987
IT Consulting & Other Services – 1.1%		
iGATE Corporation, 9.000%, 5–1–16	12,089	13,268
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10–1–19	6,206	6,299
		19,567
Leisure Facilities – 0.8%		
Palace Entertainment Holdings, LLC, 8.875%, 4–15–17 (C)	14,498	15,332
Leisure Products – 0.3%		
Toys R Us Inc, 10.375%, 8–15–17 (C)	5,067	5,181
Marine – 0.7%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19 (C)	12,511	13,074
Metal & Glass Containers – 1.4%		
Consolidated Container Company LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (C)	18,252	19,438
Plastipak Holdings, Inc., 10.625%, 8–15–19 (C)	6,035	6,910
		26,348
Movies & Entertainment – 0.9%		
AMC Entertainment Holdings, Inc., 9.750%, 12–1–20	6,946	7,823
Carmike Cinemas, Inc., 7.375%, 5–15–19	8,876	9,542
		17,365

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Line Insurance – 0.5%		
American International Group, Inc., 8.175%, 5–15–58	$ 6,865	$ 8,401
Oil & Gas Drilling – 0.6%		
RDS Ultra-Deepwater Ltd, 11.875%, 3–15–17 (C)	9,165	10,219
Oil & Gas Equipment & Services – 0.5%		
Global Geophysical Services, Inc.:		
10.500%, 5–1–17	5,619	5,366
10.500%, 5–1–17 (C)	3,867	3,654
		9,020
Oil & Gas Refining & Marketing – 3.8%		
Energy Partners Ltd., 8.250%, 2–15–18	14,106	14,247
Offshore Group Investment Limited, 11.500%, 8–1–15	33,555	37,079
PetroBakken Energy Ltd., 8.625%, 2–1–20 (C)	1,395	1,451
Samson Investment Company, 9.750%, 2–15–20 (C)	16,158	16,643
		69,420
Oil Services – 0.2%		
Bill Barrett Corporation, 7.000%, 10–15–22	1,223	1,257
Drill Rigs Holdings, Inc., 6.500%, 10–1–17 (C)	817	812
Forest Oil Corporation, 7.500%, 9–15–20 (C)	2,461	2,442
		4,511
Other Diversified Financial Services – 0.6%		
Bank of America Corporation:		
8.000%, 12–29–49 (G)	8,550	9,311
8.125%, 12–29–49 (G)	1,499	1,651
		10,962
Packaged Foods & Meats – 1.2%		
Bumble Bee Foods, LLC:		
9.000%, 12–15–17 (C)	9,816	10,270
9.625%, 3–15–18 (C)(E)	12,825	12,280
		22,550
Paper Packaging – 1.1%		
AOT Bedding Super Holdings, 8.125%, 10–1–20 (C)	5,240	5,201
Reynolds Group Holdings Limited:		
9.000%, 4–15–19	10,190	10,393
9.875%, 8–15–19	2,193	2,333
8.250%, 2–15–21	1,632	1,620
		19,547

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 2.0%		
Capsugel FinanceCo S.C.A., 9.875%, 8–1–19 (C)(F)	EUR 7,153	$10,295
Jaguar Holding Company II and Jaguar Merger Sub Inc., 9.500%, 12–1–19 (C)	$ 9,747	10,941
Par Pharmaceutical Companies, Inc., 7.375%, 10–15–20 (C)	15,050	15,125
		36,361
Restaurants – 4.7%		
Carrols Restaurant Group, Inc., 11.250%, 5–15–18 (C)	4,555	4,965
CKE Holdings, Inc., 10.500%, 3–14–16 (C)(E)	34,671	37,444
Dave & Buster's, Inc., 0.001%, 2–15–16 (C)	25,665	18,992
NPC International, Inc., 10.500%, 1–15–20	11,467	13,187
Ruby Tuesday, Inc., 7.625%, 5–15–20 (C)	5,802	5,570
Wok Acquisition Corp., 10.250%, 6–30–20 (C)	3,729	3,943
		84,101
Retail Stores – 0.7%		
Claire's Stores, Inc., 9.000%, 3–15–19 (C)	4,278	$ 4,438
Fifth & Pacific Companies, Inc., 10.500%, 4–15–19 (C)	8,215	9,273
		13,711
Security & Alarm Services – 0.5%		
Monitronics International, Inc., 9.125%, 4–1–20	9,162	9,528
Semiconductor Equipment – 0.1%		
Photronics, Inc., Convertible, 3.250%, 4–1–16	975	948
Semiconductors – 0.6%		
Freescale Semiconductor, Inc., 8.050%, 2–1–20	3,698	3,643
Micron Technology, Inc., Convertible:		
1.500%, 8–1–31	2,750	2,473
1.875%, 8–1–31	784	690
3.125%, 5–1–32 (C)	4,151	3,855
		10,661
Specialized Consumer Services – 2.9%		
B-Corp Merger Sub, Inc., 8.250%, 6–1–19 (C)	8,955	9,067
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (C)	10,858	11,401
7.500%, 6–15–19 (C)(F)	EUR 8,660	11,490

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Specialized Consumer Services (Continued)		
TransUnion LLC and TransUnion Financing Corporation,		
9.625%, 6–15–18 (C)(E)	$19,629	$21,395
		53,353
Specialized Finance – 1.9%		
CNG Holdings, Inc.,		
9.375%, 5–15–20 (C)	3,276	3,366
Everest Acquisition, LLC and Everest Acquisition Finance, Inc.,		
6.875%, 5–1–19 (C)	1,800	1,926
International Lease Finance Corporation:		
4.875%, 4–1–15	4,185	4,350
5.875%, 4–1–19	4,185	4,438
5.875%, 8–15–22	5,766	5,958
WM Finance Corp.,		
11.500%, 10–1–18	5,472	6,156
WM Holdings Finance Corp.,		
13.750%, 10–1–19	8,505	9,355
		35,549
Specialized REITs – 1.0%		
CNL Lifestyles Properties, Inc.,		
7.250%, 4–15–19	19,447	18,426
Steel – 0.5%		
Ryerson Inc.,		
12.000%, 11–1–15	4,395	4,538
Severstal Columbus LLC,		
10.250%, 2–15–18	4,300	4,300
		8,838
Systems Software – 1.3%		
Atlantis Merger Sub, Inc. and SoftBrands, Inc.,		
11.500%, 7–15–18 (C)	18,520	21,113
Lawson Software, Inc.,		
9.375%, 4–1–19 (C)	4,626	5,135
		26,248
Technology – 0.4%		
J2 Global, Inc.,		
8.000%, 8–1–20 (C)	7,183	7,255
Technology Distributors – 1.0%		
Sophia, L.P. and Sophia Finance, Inc.,		
9.750%, 1–15–19 (C)	16,742	17,998
Thrifts & Mortgage Finance – 0.6%		
Provident Funding Associates, L.P. and PFG Finance Corp.,		
10.125%, 2–15–19 (C)	10,282	10,590
Wireless – 0.0%		
Carrizo Oil & Gas, Inc.,		
7.500%, 9–15–20	821	837

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service – 1.2%		
Cricket Communications, Inc.,		
7.750%, 10–15–20	$ 4,095	$ 3,993
Digicel Group Limited:		
10.500%, 4–15–18 (C)	5,452	5,929
8.250%, 9–30–20 (C)	1,643	1,725
Eileme 1 AB (publ) Polkomtel S.A.,		
14.250%, 8–15–20 (C)(E)	3,064	3,186
Sprint Nextel Corporation:		
9.125%, 3–1–17 (C)	2,092	2,369
7.000%, 8–15–20	1,059	1,101
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (C)	4,060	3,827
		22,130
TOTAL CORPORATE DEBT SECURITIES – 77.3%		**$1,417,364**
(Cost: $1,359,016)		

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Arizona – 0.5%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B,		
1.051%, 1–1–37 (G)	10,980	8,288
TOTAL MUNICIPAL BONDS – TAXABLE – 0.5%	$	**8,288**
(Cost: $7,188)		

SENIOR LOANS

	Principal	Value
Broadcasting – 0.3%		
Granite Broadcasting Corporation,		
8.500%, 4–24–19 (G)	5,798	5,798
Building Products – 1.6%		
Goodman Global, Inc.,		
9.000%, 10–28–17 (G)	20,319	20,574
HD Supply, Inc.,		
7.250%, 9–26–17 (G)	8,300	8,553
		29,127
Cable & Satellite – 1.2%		
WideOpenWest Finance, LLC,		
6.250%, 4–18–18 (G)	15,607	15,720
Wilton Brands LLC,		
7.500%, 8–7–19 (G)	7,225	7,261
		22,981
Casinos & Gaming – 0.4%		
Cannery Casino Resorts LLC:		
0.000%, 10–1–18 (G)	2,939	2,935
0.000%, 10–1–19 (G)	3,150	3,135
Station Casinos LLC,		
3.232%, 6–17–16 (G)	2,112	2,033
		8,103

SENIOR LOANS (Continued)

	Principal	Value
Diversified Support Services – 1.4%		
Advantage Sales & Marketing, Inc.:		
9.250%, 5–29–18 (G)	$19,322	$19,225
13.000%, 12–30–18 (G)	6,000	5,985
Applied Systems, Inc.,		
9.500%, 6–8–17 (G)	1,290	1,284
		26,494
Environmental & Facilities Services – 0.9%		
Evergreen Tank Solution, Inc.,		
0.000%, 9–11–18 (G)	8,376	8,292
K2 Pure Solutions Nocal, L.P.,		
10.000%, 9–10–15 (G)	7,536	7,498
		15,790
Food Retail – 0.5%		
Focus Brands, Inc.,		
10.250%, 8–21–18 (G)	9,516	9,611
Health Care Facilities – 0.6%		
National Surgical Hospitals, Inc.,		
8.250%, 2–3–17 (G)	10,401	10,140
Home Furnishings – 0.6%		
Spring Windows Fashions, LLC,		
11.250%, 5–31–18 (G)	10,200	10,098
Hypermarkets & Super Centers – 0.7%		
BJ's Wholesale Club, Inc.:		
0.000%, 9–6–19 (G)	6,312	6,336
0.000%, 3–6–20 (G)	6,312	6,372
		12,708
Independent Power Producers & Energy Traders – 0.7%		
Texas Competitive Electric Holdings Company, LLC:		
4.728%, 10–10–17 (G)	16,834	11,563
4.938%, 10–10–17 (G)	2,705	1,858
		13,421
Internet Software & Services – 1.2%		
Blue Coat Systems, Inc.:		
7.500%, 2–8–18 (G)	8,326	8,367
11.500%, 8–8–18 (G)	3,274	3,339
Web.com Group, Inc.,		
7.000%, 10–27–17 (G)	9,966	10,023
		21,729
Movies & Entertainment – 0.8%		
Formula One Holdings Ltd. and Alpha Topco Limited,		
6.250%, 4–30–18 (G)	14,467	14,567
Oil & Gas Exploration & Production – 1.0%		
Chesapeake Energy Corporation,		
8.500%, 12–2–17 (G)	18,934	18,982

SENIOR LOANS (Continued)

	Principal	Value
Oil & Gas Refining & Marketing – 0.3%		
Samson Investment Company,		
0.000%, 9–10–16 (G)	$ 5,264	$ 5,293
Other Diversified Financial Services – 1.6%		
Fairway Group Acquisition Company,		
8.250%, 8–17–18 (G)	2,961	2,980
Misys plc and Magic Newco, LLC,		
12.000%, 3–19–19 (G)	24,873	25,681
		28,661
Pharmaceuticals – 0.2%		
Par Pharmaceutical Companies, Inc.,		
0.000%, 8–2–19 (G)	4,218	4,209
Research & Consulting Services – 0.8%		
AlixPartners, LLP,		
10.750%, 11–15–19 (G)	14,522	14,649
Specialty Stores – 0.2%		
Savers, Inc.,		
6.250%, 6–11–19 (G)	3,156	3,183
TOTAL SENIOR LOANS – 15.0%		**$275,544**
(Cost: $272,297)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 5.8%		
Becton Dickinson & Co.:		
0.220%, 10–24–12 (H)	$10,000	$ 9,999
0.210%, 10–26–12 (H)	6,000	5,999
Bemis Company, Inc.:		
0.340%, 10–15–12 (H)	8,000	7,999
0.380%, 10–16–12 (H)	10,000	9,998
CVS Caremark Corporation,		
0.330%, 10–1–12 (H)	5,000	5,000
Diageo Capital plc (GTD by Diageo plc),		
0.300%, 10–1–12 (H)	1,648	1,648
Ecolab Inc.:		
0.340%, 10–4–12 (H)	7,000	7,000
0.340%, 10–10–12 (H)	7,000	6,999
General Mills, Inc.,		
0.270%, 10–19–12 (H)	7,000	6,999
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.180%, 10–4–12 (H)	15,000	14,999
Harley-Davidson Funding Corp. (GTD by Harley-Davidson, Inc.),		
0.330%, 10–9–12 (H)	5,000	5,000
Hewlett-Packard Company,		
0.400%, 10–5–12 (H)	10,000	10,000
Kroger Co. (The):		
0.400%, 10–2–12 (H)	8,790	8,790
0.400%, 10–3–12 (H)	2,000	2,000

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (Continued)		
Verizon Communications Inc.,		
0.320%, 11–13–12 (H)	$3,000	$ 2,999
		105,429
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.122%, 10–5–12 (I)	641	641
TOTAL SHORT-TERM SECURITIES – 5.8%		**$ 106,070**
(Cost: $106,070)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$1,827,039**
(Cost: $1,766,280)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**5,121**
NET ASSETS – 100.0%		**$1,832,160**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2012, the total value of these securities amounted to $854,767 or 46.7% of net assets.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Payment-in-kind bonds.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012.

(H)Rate shown is the yield to maturity at September 30, 2012.

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at September 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	20,800	10–12–12	$—	$137

High Income Fund *(in thousands)* SEPTEMBER 30, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$12,944	$ —	$ —
Preferred Stocks	5,718	907	—
Warrants	—	—	204
Corporate Debt Securities	—	1,417,364	—
Municipal Bonds	—	8,288	—
Senior Loans	—	210,364	65,180
Short-Term Securities	—	106,070	—
Total	$18,662	$1,742,993	$65,384
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 137	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Warrants	Corporate Debt Securities	Senior Loans
Beginning Balance 10–1–11	$ 850	$ 3,408	$ 36,613
Net realized gain (loss)	—	—	347
Net unrealized appreciation (depreciation)	(646)	—	2,207
Purchases	—	—	44,620
Sales	—	—	(47,614)
Transfers into Level 3 during the period	—	—	29,007
Transfers out of Level 3 during the period	—	(3,408)	—
Ending Balance 9–30–12	$ 204	$ —	$ 65,180
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–12	$ (646)	$ —	$ 1,572

Information about Level 3 fair value measurements as of September 30, 2012:

	Fair Value at 9–30–12	Valuation Technique(s)	Unobservable Input(s)
Assets			
Warrants	$ 204	Third-party vendor pricing service	Vendor quotes
Senior Loans	65,180	Third-party vendor pricing service	Vendor quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2012. He has managed the Fund since 2000 and has 24 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2012

Municipal Bond Fund (Class A shares at net asset value)	8.95%
Benchmark(s) and/or Lipper Category	
Standard & Poor's Municipal Bond Index	8.84%
(generally reflects the performance of securities representing the municipal bond market)	
Lipper General & Insured Municipal Debt Funds Universe Average	10.25%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Returns versus risks

The municipal bond market continues to wrestle with high levels of headline, interest rate, and political/tax risk. Market volatility continues to be elevated as a result of the risk-on/risk-off trades playing out in the treasury market. Despite all of these headwinds, the asset class posted what we believe to be impressive returns for the fiscal year.

We feel the credit quality of the asset class has held up remarkably well and, in aggregate, overall tax collections have recovered to pre-recession levels.

Admittedly, there will continue to be pressure on some local, city, and county issuers and we expect many states to continue to push their problems down to the local level. While we expect cumulative default rates to pick up modestly in the future, we believe that the defaults will continue to be concentrated in the high-yield sectors and local municipal issuers. There have been four Moody's-rated municipal defaults year to date. We expect cumulative default rates to continue to be much lower than rated corporate bonds with substantially higher recovery rates.

Investor cash flows turned positive for the sector beginning in the fourth quarter of calendar 2011. Flows remained consistently positive through the third quarter of calendar 2012, totaling approximately $40 billion year to date. We believe that the positive technical factors were large contributors to performance. Low new issue supply appeared to be overwhelmed by investor reinvestment coupon and maturity cash flows, as well as large new investment flows into the sector. Investor confidence in the creditworthiness of the asset class gained momentum when it became apparent that Meredith Whitney's predictions of market default Armageddon would prove to be a false prophesy. Absolute yield levels hit all-time low levels in the third quarter of calendar 2012, and continue to be very depressed. The municipal yield curve remains quite steep by historical measures, and credit spreads (while compressing somewhat during the period) continue to be wider than historical averages.

Performance

The Fund modestly underperformed its peer group but outperformed its benchmark (before the effects of sales charges) in fiscal year 2012. This is a very unusual occurrence and we believe it suggests that many funds in the peer group are achieving superior performance by increasing Fund exposure to below-investment-grade credits, substantially increasing exposure to interest-rate risk, and utilizing leverage.

Portfolio turnover remained very low as we felt that the Fund was structured appropriately entering the fiscal year. As discussed in previous shareholder letters, the Fund was aggressively restructured when the municipal market was seizing up as a result of the monoline municipal bond insurers losing their AAA- ratings and the fallout that ensued in 2007 and during the financial crisis and re-pricing of credit in 2008. The Fund continues to hold an increased level of lower investment-grade spread product (A-BBB) compared with our benchmark which enhanced performance. These portfolio adjustments made in prior fiscal years positioned the Fund appropriately for fiscal 2010, fiscal 2011 and fiscal 2012.

We have slowly increased the cash position over the fiscal year, which has reduced the Fund's overall level of interest-rate sensitivity from slightly aggressive compared with the benchmark to a slightly defensive stance versus the benchmark.

Performance was enhanced by increasing and/or maintaining overweight exposure to longer duration spread product, especially hospital, higher education, and transportation revenue bonds. Security selection within all sectors of the market and ratings categories also helped Fund performance, as well as an overweight position in zero coupon structure. As stated above, when the municipal market was seizing up, once-in-a-lifetime investment opportunities presented themselves. We felt that the significantly wider than historical spreads available represented great value. The Fund's ample liquid holdings put us in what we believe was a very enviable position to capitalize on many of these opportunities. These holdings continue to benefit the Fund, and the investments continue to be attractive today.

The principles of investing

We believe the Fund has a strong long-term track record for total return to shareholders with relatively low volatility. We continue to believe that investors should buy the Fund to stay rich, not to get rich, and for that reason we are not willing to take excessive credit and duration risks, or utilize leverage, in an effort to produce out-sized returns that historically have been unsustainable and subject investors to increased risk to the inevitable downside and a higher level of NAV volatility. We will not compromise our management discipline. Preservation of capital is an important consideration in our efforts.

The interest rate environment

We enter fiscal 2013 facing many of the same challenges that we faced entering fiscal 2012; headline risk, interest-rate risk, and political/tax risk. We also will need to deal with election year uncertainty and the "fiscal cliff" risk. The difference this time is the market is coming off another very strong total return year, interest rates are hovering near all time lows, and the U.S. economy is showing signs of recovery. There are still substantial headwinds posed by problems in Europe, reduced growth prospects in China, and a slower, muted U.S. recovery by historical standards. We fully expect market volatility to remain elevated as a result of the risk-on/risk-off trades playing out in the Treasury market. We continue to be very cognizant that the pendulum may at some point in time swing back to renewed investor interest and confidence in the equity market which could result in less interest in the investment-grade municipal bond space.

At some point in time the Fed will need to remove vast amounts of liquidity from the financial system and shrink the size of its balance sheet. There may be unintended consequences as these unorthodox measures are reversed. We believe that the economic growth trajectory may continue to be muted as a result of the factors cited above, but we believe that consumers and businesses are in much better shape today as a result of deleveraging and balance sheet repair efforts.

There is a discernable risk that the unemployment rate may stay stubbornly high as state, local, and municipal entities utilize additional layoffs as a means to improve their fiscal positions and balance their budgets, but this trend seems to be decelerating slightly. We believe that the housing market has bottomed, but that the recovery will be slow and drawn out over time, which will continue to affect labor force mobility and robust consumption. This continues to be a very difficult period and we believe that additional cuts to programs and services, as well as pension reform measures, will need to be made at the state and local level in order to balance budgets and mend fiscal imbalances that have built up over many years of imprudent behavior. Fiscal austerity will continue to be a major focus on the state and local level, and we expect headline risk to be a part of the new normal for the asset class. We expect continued attacks on the municipal tax exemption in this very difficult fiscal environment.

The road ahead

We think that long-term interest rates had reached unreasonably low levels as a result of easy money and an extensive use of leverage. Also contributing to low interest rates was Fed intervention and unconventional use of its balance sheet, which continues to this day. We believe these low-rate levels are not sustainable and that the long-run market-clearing path for interest rates is probably up, and not down. However, while we believe that the 30-plus year bull market in bonds is nearing the end, we do not believe that a bear market is necessarily imminent in the short run. Bond yields could stay in a low, narrow range for the remainder of 2012, into 2013, or even longer. There is a high level of uncertainty and lack of clarity on many fronts priced into capital markets that could adjust quickly with a change in leadership in Washington.

Given these crosscurrents and the high level of uncertainty on all fronts, we have structured the Fund with a relatively neutral sensitivity to interest rates. The Fund structure is somewhat bar belled with a heavier concentration on the long end of the yield curve, and an overweight cash position to give us the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future. The Fund will continue to hold overweight positions in low A–BBB investment-grade credits. The primary factors driving our decision are the steep slope of the municipal yield curve, and a commitment to essentially a zero-interest-rate policy for the foreseeable future by the Fed. Going forward, we expect to keep the average credit quality of the Fund in the A-AA range, while actively seeking relative value opportunities between sectors, states and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We will continue to search for trading opportunities to exploit in the high-yield space. We believe that the Fund is well positioned relative to its peers entering the fourth quarter of calendar 2012. The objective of the Fund remains the same, to provide income that is not subject to Federal income taxes, while maximizing tax-free total return. To achieve that objective, we plan to continue investing in short-, intermediate- and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal Bond Fund.

Municipal Bond Fund

Asset Allocation

Bonds	**84.7%**
Municipal Bonds	84.7%
Cash and Cash Equivalents	**15.3%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	188/251	75
3 Year	96/222	44
5 Year	12/199	6
10 Year	47/163	29

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**80.1%**
AAA	3.1%
AA	27.3%
A	27.7%
BBB	22.0%
Non-Investment Grade	**4.6%**
BB	0.1%
Below CCC	0.1%
Non-rated	4.4%
Cash and Cash Equivalents	**15.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



		$15,170
Municipal Bond Fund, Class A Shares[1]		$15,170
S&P Municipal Bond Index		$16,500
Lipper General & Insured Municipal Debt Funds Universe Average		$15,338

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C
1-year period ended 9-30-12	4.31%	3.86%	7.99%
5-year period ended 9-30-12	5.51%	5.24%	5.48%
10-year period ended 9-30-12	4.26%	3.73%	3.75%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS	Principal	Value
Alabama – 0.5%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11–1–33	$2,000	$ 2,271
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	2,500	2,977
		5,248
Alaska – 0.2%		
AK Intl Arpt Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10–1–21	1,735	2,009
Arizona – 1.1%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	2,000	2,331
Cert of Part for the Benefit of AZ State Univ (AZ State Univ Proj), Ser 2002 (Insured by NPFGC), 5.375%, 7–1–13	1,000	1,003
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	2,500	3,106
Phoenix Civic Impvt Corp, Sr Lien Arpt Rev Bonds,Ser 2002B (Insured by FGIC), 5.750%, 7–1–14	2,000	2,006
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	2,000	2,386
		10,832
California – 12.3%		
ABAG Fin Auth for Nonprofit Corp, Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8–1–39	1,000	1,184
San Francisco City & County Airports Comm-San Francisco International Airport, 6.000%, 5–1–39	3,000	3,530
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, 2008 Ser D-1 Index Rate Bonds, 1.041%, 4–1–45 (A)	4,000	4,009

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X (Insured by FGIC), 5.500%, 12–1–16	$ 10	$ 12
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	2,250	2,529
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11–1–38	2,000	2,442
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	4,000	4,231
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10–1–29	1,000	1,169
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	2,085	2,403
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2002A, 5.000%, 1–1–22	1,500	1,641
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	1,750	1,816
6.350%, 7–1–46	1,000	1,054
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine, L.L.C.), Ser 2011, 5.000%, 5–15–21	170	196
CA Various Purp GO Bonds:		
6.000%, 2–1–15	3,000	3,369
5.250%, 2–1–19	6,940	7,230
5.250%, 2–1–19	60	63
5.250%, 11–1–21	1,000	1,055
5.000%, 2–1–22	7,000	7,407
5.250%, 9–1–26	3,500	4,221
5.500%, 4–1–28	3,000	3,233
5.250%, 10–1–29	2,500	2,876
5.750%, 4–1–31	5,000	5,896
6.000%, 3–1–33	1,000	1,243
6.000%, 11–1–39	4,500	5,431
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10–1–36	750	865
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011 A, 6.250%, 9–1–24	2,000	2,256

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp, 5.750%, 2–1–30	$2,000	$2,260
Delta Cnty Home Mtg Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 1998A (Insured by NPFGC), 5.200%, 12–1–14	20	20
Foothill/Eastn Trans Corridor Agy, Toll Road RfdgRev Bonds (Cap Apprec Bonds), Ser 1999 (Insured by NPFGC), 0.000%, 1–15–17 (B)	7,500	5,929
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2003A-1, 6.750%, 6–1–39	2,500	2,608
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8–1–31 (B)	3,315	1,429
0.000%, 8–1–32 (B)	5,000	2,032
0.000%, 8–1–33 (B)	5,000	1,916
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	2,750	3,093
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34	3,000	3,453
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	1,500	1,676
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9–1–40	1,000	1,058
Riverside Cmnty College Dist, Riverside Cnty, CA,Election of 2004, GO Bonds, Ser 2004A (Insured by NPFGC):		
5.500%, 8–1–29	3,800	4,158
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10–1–28	500	592
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8–1–35	1,000	1,015
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	3,185	3,717

Municipal Bond Fund (in thousands) SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	$1,000	$ 1,197
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11–1–34	500	613
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10–1–30	1,000	1,157
The Metro Water Dist of Southn CA, Water Rev Bonds, 2003 Authorization, Ser B-2 (Insured by FGIC), 5.000%, 10–1–27	5,000	5,238
The Regents of the Univ of CA, Hosp Rev Bonds (UCLA Med Ctr), Ser 2004B (Insured by AMBAC), 5.500%, 5–15–20	1,500	1,569
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29	1,000	1,195
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	2,185	2,388
		119,674
Colorado – 2.3%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	2,065	2,432
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12–1–23	1,670	1,973
7.400%, 12–1–38	1,000	1,186
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	2,500	2,721
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008: 5.500%, 11–1–27	1,000	1,196
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds,Ser 2009A (Insured by FHA/VA), 5.500%, 11–1–29	990	1,014

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	$2,750	$ 3,050
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	2,500	3,273
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	4,250	5,151
		21,996
Connecticut – 0.5%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34	2,500	2,880
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	1,840	1,847
		4,727
District Of Columbia – 0.9%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	2,250	2,615
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	6,500	6,486
		9,101
Florida – 7.0%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	2,500	2,801
Citizens Ppty Ins Corp, Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6–1–20	1,000	1,175
Citizens Ppty Ins Corp, Sr Secured Bonds, Ser 2012A-1, 1.430%, 6–1–15 (A)	4,500	4,519
Citizens Ppty Ins Corp, Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	3,600	4,169
Coral Gables, FL, Hlth Fac Auth, Hosp Rev Bonds (Baptist Hlth South FL Oblig Group), Ser 2004, 5.250%, 8–15–24	5,000	5,456

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Greater Orlando Aviation Auth, Arpt Fac Rev Bonds,Ser 2002B (Insured by AGM), 5.500%, 10–1–17	$2,000	$2,000
Halifax Hosp Med Ctr (Daytona Beach, FL), Hosp Rev Rfdg and Impvt Bonds, Ser 2006A, 5.250%, 6–1–26	3,000	3,195
Hillsborough Cnty Aviation Auth, FL, Tampa Intl Arpt, Rev Bonds, Ser 2003B, 5.000%, 10–1–20	2,000	2,059
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	3,600	4,586
Miami, FL, Spl Oblig Non-Ad Valorem Rev Rfdg Bonds, Ser 2002A (Insured by NPFGC), 5.500%, 9–1–13	2,460	2,467
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2002, 5.750%, 10–1–16	2,000	2,006
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	2,500	2,841
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	2,500	2,854
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	1,500	1,714
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	2,500	3,005
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	5,000	6,340
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10–1–23	2,500	3,115
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	3,000	3,803

MUNICIPAL BONDS (Continued)

	Principal	Value
Florida (Continued)		
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35	$2,500	$ 2,945
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39	1,000	1,150
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	3,500	3,905
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj.) Ser 2011, 5.250%, 10–15–22	2,250	2,562
		68,667
Georgia – 2.1%		
Atlanta Arpt Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1–1–23	2,000	2,517
Atlanta Dev Auth Edu Fac, Rev Bonds (Panther Place, LLC Proj), Ser 2009A, 5.000%, 7–1–37	3,500	3,831
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	2,500	2,864
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	1,500	1,739
Dev Auth of Alpharetta, GA, Edu Fac Rev Bonds (Fulton Science Academy Proj), Ser 2011A, 6.250%, 7–1–31	1,190	714
Hosp Auth of Cobb Cnty, GA, Rev Anticipation Rfdg and Impvt Cert, Ser 2003 (Insured by AMBAC), 5.250%, 4–1–20	3,000	3,124
Muni Elec Auth of GA, Proj One Spl Oblig Bonds, Fifth Crossover Ser (Insured by AMBAC): 6.400%, 1–1–13	2,530	2,566
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 6.000%, 1–1–23	2,100	2,569
		19,924

MUNICIPAL BONDS (Continued)

	Principal	Value
Guam – 0.3%		
A.B. Won Pat, GU Intl Arpt Auth, Gen Rev Bonds, Ser 2003C (Insured by NPFGC), 5.375%, 10–1–20	$3,305	$3,359
Idaho – 0.5%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9–1–19	750	912
5.750%, 9–1–20	1,000	1,223
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11–1–37	2,000	2,382
		4,517
Illinois – 3.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	1,500	1,512
Chicago GO Bonds, Proj Ser 2011A, 5.250%, 1–1–35	1,300	1,468
Cmnty College Dist No. 525 (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008, 5.750%, 6–1–28	1,000	1,163
Collateralized Sngl Fam Mtg Rev Bonds (Chicago), Ser 2002C (Insured by GNMA/FNMA/FHLMC), 5.600%, 4–1–13	620	660
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	2,500	2,828
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–30	2,500	3,192
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.750%, 7–1–33	2,500	3,017
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb, L.L.C.-Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	2,000	2,346
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	8,750	9,298
Metro Pier and Exposition Auth IL, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6–15–43 (B)	2,000	431

MUNICIPAL BONDS (Continued)

	Principal	Value
Illinois (Continued)		
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7–1–24	$3,080	$ 4,089
		30,004
Indiana – 1.7%		
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Oblig Group), Ser 2007, 5.500%, 3–1–37	1,750	1,849
IN State Office Bldg Comsn, Capitol Complex Rev Bonds (Senate Avenue Prkg Fac), Ser 1990A (Insured by NPFGC), 7.400%, 7–1–15	4,775	5,297
IN State Office Bldg Comsn, Capitol Complex Rev Bonds (State Office Bldg I Fac), Ser 1990B (Insured by NPFGC), 7.400%, 7–1–15	8,000	8,876
		16,022
Iowa – 0.7%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 5.750%, 6–1–31	1,000	1,076
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8–1–27	2,500	3,094
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9–1–39	2,145	2,372
		6,542
Kansas – 1.2%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	2,000	2,375
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4–1–32	3,000	3,265
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2002B-4 (Insured by GNMA), 5.900%, 12–1–34	915	975

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg–Bkd Sec Prog), Ser 2003A-2 (Insured by GNMA/FNMA), 5.650%, 6–1–35	$ 810	$ 872
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2004A-4 (Insured by GNMA/FNMA), 5.625%, 6–1–36	340	360
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig Rev Rfdg Bonds (Redev Proj Area B), 2nd Lien Ser of 2005, 5.000%, 12–1-20	1,120	1,192
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B - Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (B)	2,500	1,770
Unif Govt of Wyandotte Cnty/Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM–Cabela's Proj), Ser 2006, 5.000%, 12–1–27	655	669
		11,478
Kentucky – 0.8%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	4,500	5,346
6.500%, 3–1–45	2,000	2,387
		7,733
Louisiana – 2.0%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1–1–28	1,000	1,115
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	5,250	5,970
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,155
Louisiana (Continued)		
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10–1–20	$2,040	$ 2,423
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	1,000	1,119
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A–1, 6.000%, 1–1–23	1,500	1,779
New Orleans, LA, GO Rfdg Bonds, Ser 2012, 5.000%, 12–1–25	1,500	1,727
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12–1–26	2,000	2,329
5.000%, 12–1–27	1,500	1,740
		19,357
Maine – 0.2%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12–1–39	1,305	1,451
Maryland – 0.9%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,750	1,902
MD Hlth and Higher Edu Fac Auth Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.974%, 5–15–38 (A)	5,560	5,578
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7–1–40	1,500	1,522
		9,002
Massachusetts – 1.0%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	2,500	2,855
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	830	957
Massachusetts (Continued)		
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10–15–40	$1,000	$ 1,085
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7–1–39	1,615	1,814
The Cmnwlth of MA, GO Bonds, Ser 2003D, 5.250%, 10–1–21	2,500	2,625
		9,336
Michigan – 2.2%		
Board of Regents of Eastn MI Univ, Gen Rev Rfdg Bonds, Ser 2002A (Insured by FGIC), 5.800%, 6–1–13	1,530	1,579
Board of Trustees of Grand Vly, State Univ, Gen Rev Bonds, Ser 2009, 5.750%, 12–1–34	1,000	1,112
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B), 7.500%, 7–1–33	2,000	2,528
Detroit, MI, Water Supply Sys Rev, Sr Lien Bonds, Ser 2011–A, 5.750%, 7–1–37	1,500	1,683
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	4,250	4,762
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9–1–29	3,950	5,017
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	2,000	2,274
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I, 6.000%, 10–15–38	2,000	2,311
		21,266
Minnesota – 0.6%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Oblig Group Proj), Ser 2006, 5.250%, 5–15–36	2,000	2,102

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Minnesota (Continued)		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11–15–32	$1,000	$1,220
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	2,000	2,300
		5,622
Missouri – 2.3%		
Belton, MO, Cert of Part, Ser 2008, 5.125%, 3–1–25	1,000	1,087
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	2,265	2,280
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	2,250	2,495
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A:		
5.500%, 6–1–34	1,000	1,040
5.750%, 6–1–39	1,000	1,110
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	2,300	2,336
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO - Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	2,000	2,092
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO - Events Ctr Proj), Ser 2009F, 6.250%, 4–1–38	2,000	2,097
NW MO State Univ, Hsng Sys Rev Bonds, Ser 2003 (Insured by NPFGC), 5.500%, 6–1–19	2,650	2,723
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	2,500	2,727
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7–15–36 (B)	2,350	731
St. Louis, MO, Arpt Rev Rfdg Bonds (Lambert - St. Louis Intl Arpt), Ser 2003A, 5.250%, 7–1–18	1,000	1,029

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010–C, 6.000%, 9–1–24 (C)	$2,000	$ 700
		22,447
Nebraska – 0.1%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bds (Immanuel Oblig Grp), Ser 2010, 5.625%, 1–1–40	1,000	1,111
Nevada – 0.7%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	3,000	3,472
Overton Power Dist No. 5, Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–25	1,715	2,089
Redev Agy of Mesquite, NV, Tax Incr Rev Bonds, Ser 2009, 7.375%, 6–1–24	1,000	1,039
		6,600
New Hampshire – 0.7%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10–1–39	1,635	1,853
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	1,000	1,129
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRGHlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	2,000	2,491
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2006A, 5.650%, 1–1–36	810	831
		6,304
New Jersey – 3.6%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004 (Insured by AMBAC):		
5.250%, 1–1–18	1,860	2,004
5.250%, 1–1–23	1,350	1,424
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10–1–21	2,500	3,042

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
Newark, NJ GO Sch Purp Rfdg Bonds, Ser 2002 (Insured by NPFGC), 5.375%, 12–15–13	$ 2,000	$ 2,019
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty L.L.C. - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	2,900	3,283
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2004I, 5.250%, 9–1–24	2,250	2,463
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	2,545	3,071
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	1,000	1,224
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011–1:		
5.000%, 12–1–19	1,385	1,570
5.500%, 12–1–21	1,145	1,330
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	1,500	1,667
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12–15–40 (B)	10,000	2,532
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12–15–22	3,500	4,373
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	1,000	1,263
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	2,500	3,072
		34,337
New Mexico – 0.4%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37	975	1,037
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D–2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	2,325	2,488
		3,525

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
New York – 3.5%		
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2009A, 6.250%, 4–1–33	$1,000	$ 1,248
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp Proj), Ser 1985 A (Insured by AMBAC), 0.536%, 12–1–23 (A)	4,350	4,209
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	2,675	1,732
0.000%, 3–1–26 (B)	2,685	1,660
0.000%, 3–1–27 (B)	2,500	1,453
NYC, GO Bonds, Ser 2003A, 5.750%, 8–1–14	690	693
NYC, GO Bonds, Ser 2003J, 5.500%, 6–1–19	3,990	4,129
NYC, GO Bonds, Ser 2004D: 5.250%, 10–15–21	6,110	6,429
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	4,490	5,225
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	765	766
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	3,820	3,825
Tob Stlmt Fin Corp, Asset-Bkd Rev Bonds (State Contingency Contract Secured), Ser 2003B-1C, 5.500%, 6–1–21	2,000	2,069
		33,438
North Carolina – 1.0%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2003C, 5.500%, 1–1–14	3,000	3,179
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24	1,000	1,248
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	2,480	2,726
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1–1–37 (B)	3,000	991
5.750%, 1–1–39	1,000	1,142
		9,286

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio – 1.5%		
Cnty of Cuyahoga, OH, Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2003A, 6.000%, 1–1–21	$1,000	$ 1,043
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	1,000	1,205
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	2,000	2,355
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	4,500	5,060
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	1,000	1,120
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2008A, 5.250%, 1–1–33	2,000	2,230
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/FNMA/ FHLMC), 6.200%, 9–1–33	1,000	1,045
		14,058
Oklahoma – 0.2%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	1,015	1,091
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28	1,000	1,170
		2,261
Oregon – 0.1%		
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7–1–22	1,000	1,152
Pennsylvania – 5.3%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	1,000	1,212

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6–1–29	$ 2,000	$ 2,284
6.000%, 6–1–36	2,750	3,109
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	3,500	3,848
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8–1–35	750	818
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	2,500	2,877
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6–1–33 (B)	4,000	4,281
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	2,250	2,530
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (B)	8,500	8,504
Philadelphia Auth Indl Dev Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	2,600	2,883
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6–15–22	5,000	5,720
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	10,750	12,226
Susquehanna Area Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2003A (Insured by AMBAC), 5.500%, 1–1–19	2,120	2,126
		52,418
Puerto Rico – 4.3%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	1,500	1,624
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2004A, 5.250%, 7–1–21	5,740	5,953
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A, 5.500%, 7–1–39	7,500	7,745
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A:		
5.000%, 7–1–28	1,000	1,082
6.000%, 7–1–44	5,300	5,586

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38	$3,500	$ 3,699
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	4,250	4,545
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31	1,750	1,831
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 0.000%, 8–1–32 (B)	5,000	5,105
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (B)	4,500	3,872
		41,042
Rhode Island – 0.8%		
RI Hlth and Edu Bldg Corp, Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5–15–30	1,590	1,856
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	4,330	4,859
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	495	566
		7,281
South Carolina – 0.5%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	4,015	4,393
South Dakota – 0.2%		
SD Hlth and Edu Fac Auth (Huron Rgnl Med Ctr Issue), Rev Bonds, Ser 1994, 7.300%, 4–1–16	1,420	1,533
Tennessee – 1.4%		
Memphis and Shelby Cnty Sports Auth, Inc., Rev Bonds (Memphis Arena Proj), Ser 2002A, 5.500%, 11–1–13	2,000	2,008
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7–1–25	750	876

MUNICIPAL BONDS (Continued)	Principal	Value
Tennessee (Continued)		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7–1–19	$2,220	$ 2,689
5.750%, 7–1–20	1,330	1,621
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	3,000	3,185
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	2,500	2,986
		13,365
Texas – 11.3%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.500%, 8–15–27	2,000	2,314
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,000	3,387
Cap Area Cultural Ed Fac Fin Corp, Rev Bds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	1,000	1,106
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	2,500	3,274
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Impvt and Rfdg Bonds, Ser 2001A, 5.875%, 11–1–17	365	367
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Bonds, Ser 2003A (Insured by NPFGC), 5.500%, 11–1–19	5,000	5,225
Dallas Independent Sch Dist (Dallas Cnty, TX) Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2–15–34	2,500	3,112
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8–15–38	2,500	3,054
Harris Cnty Hlth Fac Dev Corp, Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12–1–27	2,500	3,082

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Harris Cnty Hlth Fac Dev Corp, Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11–15–26	$ 2,500	$ 2,776
Harris Cnty–Houston Sports Auth, Sr Lien Rev Bonds, Ser 2001G (Insured by NPFGC), 5.750%, 11–15–15	1,500	1,504
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
5.750%, 2–15–28	1,000	1,031
6.000%, 2–15–33	500	515
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.780%, 5–15–34 (A)	3,500	3,502
Lancaster Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2004 (Insured by AGM), 5.750%, 2–15–30	6,000	6,445
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 6.250%, 5–15–28	2,500	2,981
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	4,500	4,918
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 5.625%, 12–1–17	5,000	5,249
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	25,000	12,207
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A, 6.500%, 8–15–39	1,000	1,144
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	4,000	4,257
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	3,000	3,107

Municipal Bond Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	$ 1,500	$ 1,753
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	2,000	2,410
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH–635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–33	2,250	2,856
7.000%, 6–30–40	5,000	6,120
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	2,500	2,886
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5–1–26	3,740	4,556
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC), 0.000%, 8–15–26 (B)	24,500	14,615
		109,753
Vermont – 0.1%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27 (Insured by AGM), 5.500%, 11–1–37	745	771
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Diageo Proj), Ser 2009A, 6.750%, 10–1–37	1,000	1,168
Virginia – 0.8%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	2,500	3,151
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7–1–27	1,605	1,977
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 6.375%, 1–1–36	2,035	2,244
		7,372

MUNICIPAL BONDS (Continued)	Principal	Value
Washington – 2.4%		
Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41	$2,250	$ 2,519
Spokane Pub Fac Dist, Rgnl Proj, Spokane Pub Fac Dist, Hotel/Motel Tax and Sales/Use Tax Bonds, Ser2003 (Insured by NPFGC), 5.750%, 12–1–19	1,665	1,758
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7–1–39	1,000	1,165
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3–1–29	2,500	3,074
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–14	1,500	1,695
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	2,910	3,133
WA Pub Power Supply Sys, Nuclear Proj No. 1, Rfdg Rev Bonds, Ser 1989B, 7.125%, 7–1–16	8,200	10,120
		23,464
West Virginia – 0.6%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	1,700	1,982
WV Infra GO Bonds, Ser 1999A (Insured by FGIC), 0.000%, 11–1–13 (B)	4,000	3,961
		5,943
Wisconsin – 0.5%		
WI Gen Fund Annual Appropriation Bonds, Ser 2009A, 5.750%, 5–1–33	1,000	1,204
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4–15–39	1,500	1,655
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	2,000	2,373
		5,232

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming – 0.2%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	$ 675	$ 681
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–28	1,000	1,138
		1,819
TOTAL MUNICIPAL BONDS – 84.7%		**$817,940**

(Cost: $720,894)

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper – 4.0%		
Ecolab Inc.:		
0.340%, 10–4–12 (D)	4,000	4,000
0.340%, 10–10–12 (D)	4,000	4,000
Harley–Davidson Funding Corp. (GTD by Harley–Davidson, Inc.):		
0.330%, 10–3–12 (D)	5,000	4,999
0.330%, 10–9–12 (D)	5,000	5,000
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.), 0.290%, 10–25–12 (D)	4,000	3,999
Kroger Co. (The), 0.400%, 10–2–12 (D)	8,000	8,000
Wisconsin Electric Power Co.:		
0.200%, 10–1–12 (D)	1,348	1,348
0.210%, 10–11–12 (D)	7,000	7,000
		38,346
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.122%, 10–5–12 (E)	1,308	1,308
Municipal Obligations – 9.4%		
Bartow, GA Dev Auth Pollutn Ctl Rev Bonds (GA Power Co Plant Proj), First Ser 1997, 0.240%, 10–1–12 (E)	5,000	5,000
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.), 0.170%, 10–1–12 (E)	9,700	9,700
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.200%, 10–1–12 (E)	5,902	5,902

SHORT–TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hltcare Org (GTD by JPMorgan Chase Bank, N.A.), 0.180%, 10–4–12 (E) . . .	$ 1,060	$ 1,060
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02–01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.190%, 10–4–12 (E) . . .	500	500
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.170%, 10–3–12 (E)	1,500	1,500
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B, 0.190%, 10–1–12 (E) . . .	6,000	6,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.190%, 10–1–12 (E)	12,490	12,490
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser D (GTD by Chevron Corporation), 0.190%, 10–1–12 (E) . . .	15,000	15,000

SHORT–TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.190%, 10–4–12 (E)	$9,000	$9,000
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A–1 (GTD by Wells Fargo Bank, N.A.), 0.180%, 10–3–12 (E)	2,000	2,000
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.170%, 10–3–12 (E)	7,500	7,500
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ–Ser A–1 (GTD by JPMorgan Chase & Co.), 0.270%, 10–4–12 (E)	2,000	2,000
Taxable Cert of Part, Denver Pub Sch, Var Rate Rfdg Ser 2011A–3, 0.170%, 10–3–12 (E)	6,138	6,138
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.190%, 10–1–12 (E)	1,725	1,725

SHORT–TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.200%, 10–1–12 (E) . .	$4,080	$ 4,080
WI Hlth and Edu Fac Auth, Var Rate Rev Bonds (Aurora Hlth Care Inc.), Ser 2008–A (GTD by U.S. Bank, N.A.), 0.180%, 10–3–12 (E) . .	745	745
		90,340
TOTAL SHORT–TERM SECURITIES – 13.5%		**$129,994**
(Cost: $129,994)		
TOTAL INVESTMENT SECURITIES – 98.2%		**$947,934**
(Cost: $850,888)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%		**17,253**
NET ASSETS – 100.0%		**$965,187**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012.

(B) Zero coupon bond.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Rate shown is the yield to maturity at September 30, 2012.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$813,031	$ 4,909
Short-Term Securities	—	129,994	—
Total	$ —	$943,025	$ 4,909

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
NPFGC = National Public Finance Guarantee Corp.
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2012. He has managed the Fund for since 2008 and has 14 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2012

Municipal High Income Fund (Class A shares at net asset value)	11.51%
Benchmark(s) and/or Lipper Category	
Barclays Municipal High Yield Index (reflects the performance of securities generally representing the high-yield municipal bond market)	14.79%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.70%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Municipal bond inflows were consistently positive during the year ending September 30, 2012, providing stronger returns in the sector by the end of the year. Just as the predictions of record defaults and massive amounts of issuance did not materialize last year, we do not expect these themes to come to fruition this year. With state and local government finances slowly improving, a trend we believe will continue, it appears that much of the state and local austerity measures are finished.

With improved budgets and stronger economic growth, albeit slow, we expect a record-low year for municipal issuance. Lack of supply and increased demand due to the potential "fiscal cliff" of higher taxes at year-end should create very attractive tail winds for the municipal market. Historically, yields in the tax-exempt market are lower than those in the taxable market as investors place a value on the tax benefit of the municipal bond. Even with the continuing inflows, the market continues to trade at higher yields than Treasuries on an absolute basis. We feel certain this is a temporary trend which will reverse and prove greatly beneficial to owners of municipal debt. Negative municipal debt headlines may continue in the short term, however we feel strongly that defaults in the municipal market will remain close to historical norms.

Duration and credit management

Longer maturity high-yield bonds outperformed the last 12 months versus their shorter maturity counter parts within the high-yield index. The five-year, 10-year and 20-year maturity part of the high-yield index was up over 7, 10, and 11 percent, respectively, while the 30-year maturity part was up more than 21 percent. Having a portfolio of high-coupon bonds priced to shorter call dates resulted in Fund underperformance against funds with longer maturity discounted structures. Being underweight high-yield tobacco bonds also hurt performance with the sector returning over 28 percent for the year ending September 30, 2012.

While duration management is important for a bond fund, credit selection is paramount when investing for a high-yield municipal bond fund. Since last year's report, we have been very active buyers in the new-issue high-yield market. Many of the deals we purchased have continued to rally. We also increased exposure in what are typically the higher yielding sectors. Examples of which would be corporate names, which can issue debt in the tax-exempt market. These names have positively enhanced the Fund's performance. Not owning unsecured American Airlines bonds, as well as being underweight the airline sector, also greatly improved overall performance.

Looking ahead

Since the prior fiscal year end, we have continued to find value in lower credit quality bonds while keeping our duration neutral versus the high-yield index. We have been, and will continue to be, defensive in the short term by maintaining more than 70 percent of the fund in 6-percent coupon bonds or higher. We will continue to purchase deals in the new issue and secondary market as opportunities present themselves.

In the near term, we believe stronger fund flows will allow bond prices to remain stable at a minimum. With questions about the strength of the economy, we believe investors will continue to search for yield, which will greatly benefit the municipal market. We believe the malaise in the economy will continue until the Presidential election as very little is being done in Congress to help improve the situation. The level of new issuance continues to be overstated as states have turned away from debt issuance to focus on running government in a more efficient manner. There may be some additional headline risk; however, we believe these issues are not systemic to the municipal market. We will continue to maintain diversification across sectors and geographical regions.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher rated bonds. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal High Income Fund.

Municipal High Income Fund

ALL DATA IS AS OF SEPTEMBER 30, 2012 (UNAUDITED)

Asset Allocation

Bonds	**90.6%**
Municipal Bonds	90.6%
Cash and Cash Equivalents	**9.4%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	105/118	89
3 Year	50/101	50
5 Year	13/89	15
10 Year	7/65	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**39.7%**
AA	3.1%
A	12.9%
BBB	23.7%
Non-Investment Grade	**50.9%**
BB	5.5%
B	1.8%
CCC	1.5%
Below CCC	0.2%
Non-rated	41.9%
Cash and Cash Equivalents	**9.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



	Municipal High Income Fund, Class A Shares[1]	$16,461
	Barclays Municipal High Yield Index	$19,319
	Lipper High Yield Municipal Debt Funds Universe Average	$15,789

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C
1-year period ended 9-30-12	6.77%	6.45%	10.58%
5-year period ended 9-30-12	4.80%	4.60%	4.81%
10-year period ended 9-30-12	5.11%	4.65%	4.65%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).**

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS	Principal	Value
Alabama – 0.1%		
Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008 A, 7.000%, 9–1–32	$ 1,000	$ 1,138
Arizona – 3.1%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 1.051%, 1–1–37 (A)	10,000	7,549
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	8,000	9,938
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–32	1,430	1,540
6.250%, 12–1–46	1,500	1,621
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	2,000	2,249
The Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,500	1,516
The Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	1,380	1,383
		25,796
Arkansas – 0.1%		
Pub Fac Board of Benton Cnty, AR, Charter Sch Lease Rev Bonds (BCCSO Proj), Ser 2010A, 6.000%, 6–1–40	1,000	1,068
California – 6.3%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	5,400	5,913
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,000	906
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	4,000	4,708

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Rev Bonds (MethodistHosp of Southn CA Proj), Ser 2009 (Insured by FHA), 6.625%, 8–1–29	$2,500	$ 3,170
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	3,000	3,113
6.350%, 7–1–46	1,750	1,845
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southrn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	1,500	1,770
CA Various Purp GO Bonds, 6.000%, 11–1–39	1,000	1,207
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	5,000	5,478
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	5,000	3,852
Lompoc Redev Agy (Santa Barbara Cnty, CA), Old Town Lompoc Redev Proj, Tax Alloc Bonds, Ser 2010, 6.000%, 9–1–39	2,540	2,653
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11–1–29	2,000	2,283
6.750%, 11–1–39	900	1,012
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,500	2,793
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–24	380	428
6.500%, 10–1–26	380	416
6.625%, 10–1–27	330	363
6.750%, 10–1–28	430	474
6.750%, 10–1–29	400	439
7.000%, 10–1–32	1,000	1,110
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8–1–28	1,000	1,115
8.000%, 8–1–38	1,400	1,570
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41	4,000	4,957
		51,575
Colorado – 8.4%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10–1–40	2,000	2,022

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	$4,955	$5,222
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38	1,180	1,438
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	2,700	3,203
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	4,000	4,591
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	5,975	6,504
CO Hlth Fac Auth Rev Bonds (CO Sr Residences Proj), Ser 2012, 7.000%, 6–1–42	3,665	3,919
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty - Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37	3,000	3,098
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty - Clermont Park Proj), Ser 2009A:		
8.250%, 1–1–24	875	925
9.000%, 1–1–34	750	795
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	5,000	5,620
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	4,000	4,179
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007, 5.500%, 12–15–37	7,300	7,002
Pine Bluffs Metro Dist, Douglas Cnty CO, GO Ltd Tax Bonds, Ser 2004, 3.480%, 12–1–24 (B)	3,325	1,663
Red Sky Ranch Metro Dist, Eagle Cnty, CO, GO Bonds, Ser 2003, 6.050%, 12–1–33	1,245	1,260
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,636

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	$2,087	$ 2,028
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	4,427	4,196
Tallyn's Reach Metro Dist No. 3, Ltd Tax GO Bonds, Ser 2004, 6.750%, 12–1–13	1,585	1,703
Valagua Metro Dist, Eagle Cnty, CO, GO Ltd Tax Bonds, Ser 2008, 7.750%, 12–1–37	3,000	1,996
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	3,472	3,536
		68,536
Connecticut – 0.6%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	4,500	5,140
Florida – 3.7%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	2,250	2,509
6.750%, 11–1–39	2,250	2,520
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	4,000	4,469
Citizens Ppty Ins Corp, Sr Secured Bonds, Ser 2012A–1, 1.430%, 6–1–15 (A)	5,000	5,021
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A, 6.000%, 9–15–40	6,000	6,435
FL Dev Fin Corp, Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38	2,000	2,166
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	2,300	3,285
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at HealthPark FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	$3,835	$ 4,072
		30,477
Georgia – 1.0%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,000	2,318
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	3,000	3,713
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	660	684
7.400%, 1–1–34	1,725	1,785
		8,500
Guam – 0.7%		
Govt of GU, GO Bonds, Ser 1993A, 5.400%, 11–15–18	2,735	2,736
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39	2,700	3,044
		5,780
Hawaii – 0.3%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	400	477
9.000%, 11–15–44	2,000	2,394
		2,871
Illinois – 8.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	2,890	2,814
5.700%, 51–36	2,500	2,520
Chicago Recovery Zone Fac Rev Bonds (Asphalt Operating Svc of Chicago Proj), Ser 2010, 6.125%, 12–1–18	2,500	2,633
Cook Cnty, IL Recovery Zone Fac Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	8,000	8,324
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	2,735	2,910
IL Fin Auth, Multi–Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12–1–32	$4,660	$ 4,729
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	2,565	3,223
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group). Ser 2009C, 6.625%, 11–1–39	3,000	3,621
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	5,000	6,009
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	3,500	3,774
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	2,000	2,128
SW IL Dev Auth, Local Govt Prog Rev Bonds (Collinsville Ltd Incr Sales Tax Proj), Ser 2007, 5.350%, 3–1–31	3,440	2,873
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–18	3,895	5,191
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	1,180	1,258
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23 (C)	3,470	3,549
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36	2,675	2,305
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (D)	7,385	5,723
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	2,500	2,812
		66,396
Indiana – 2.8%		
City of Carmel, IN, Rev Bonds, Ser 2012A, 7.125%, 11–15–47	6,250	6,323

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1-15-17	$2,000	$ 2,117
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	1,330	1,413
IN Fin Auth, Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,500	1,854
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	2,000	2,265
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2–1–30	2,000	2,153
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	3,920	4,152
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	2,740	2,929
		23,206
Iowa – 0.5%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	4,500	4,530
Kansas – 2.8%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	3,000	3,563
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30	2,920	3,182
Cert of Part in Rental Payments for Spring Hill Golf Corp, Ser 1998A:		
5.750%, 1–15–06 (B)	75	11
6.250%, 1–15–13 (B)	270	41
6.375%, 1–15–20 (B)	325	49
6.500%, 1–15–28 (B)	4,470	670
Lawrence, KS (The Bowersock Mills & Power Co Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	3,500	3,747
Kansas (Continued)		
Lenexa, KS, Spl Oblig Tax Incr Rev Bonds (City Ctr East Proj I), Ser 2007, 6.000%, 4–1–27 (B)	$4,920	$ 2,952
Olathe, KS, Spl Oblig Tax Incr Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	1,655	1,179
5.500%, 9–1–26	1,000	702
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	3,750	3,840
Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006:		
5.000%, 12–1–16 (B)	1,295	570
5.000%, 12–1–28 (B)	1,809	796
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (D)	1,000	708
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9–1–26	1,000	1,066
		23,076
Kentucky – 1.2%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	5,500	6,534
6.500%, 3–1–45	2,500	2,983
		9,517
Louisiana – 0.8%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,155
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	4,600	5,146
		6,301
Maryland – 0.6%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,250	1,359
Maryland (Continued)		
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	$3,000	$3,272
		4,631
Massachusetts – 1.0%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7–1–42	4,000	4,583
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A, 7.875%, 6–1–44	1,100	597
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C–2, 6.250%, 6–1–14	815	570
MA Indl Fin Agy, Res Recovery Rev Rfdg Bonds (Ogden Haverhill Proj), Ser 1998A, 5.600%, 12–1–19	2,500	2,508
		8,258
Michigan – 5.9%		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C–1), 7.000%, 7–1–27	3,000	3,730
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B), 7.500%, 7–1–33	3,500	4,423
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	1,650	1,933
7.500%, 7–1–39	1,500	1,751
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Oblig Group), Ser 1998A, 5.750%, 9–1–17	1,100	1,101
Kent Hosp Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A, 6.250%, 7–1–40	6,000	6,317
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	1,053
7.450%, 10–1–41	1,000	1,051

MUNICIPAL BONDS (Continued)

	Principal	Value
Michigan (Continued)		
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A, 6.500%, 12–1–40	$3,000	$ 3,117
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	9,815	11,297
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.250%, 9–1–39	7,000	9,016
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	1,390	1,485
7.000%, 11–15–38	2,400	2,500
		48,774
Missouri – 10.4%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	3,060	3,425
Arnold, MO, Sales Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5–1–28	2,000	2,164
Ballwin, MO, Tax Incr Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10–1–17	2,200	2,201
Broadway–Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12–1–31	675	566
6.125%, 12–1–36	675	568
Chillicothe, MO, Tax Incr Rev Bonds (South U.S. 65 Proj), Ser 2006:		
5.625%, 4–1–24	860	771
5.625%, 4–1–27	1,500	1,302
Crossings Cmnty Impvt Dist, Rev Bonds (Wildwood, MO), Ser 2006, 5.000%, 3–1–26	2,000	2,019
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	500	430
5.400%, 10–1–26	760	609
5.500%, 10–1–31	1,500	1,153
5.550%, 10–1–36	400	299
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A:		
6.500%, 10–1–30	1,500	1,734
6.500%, 10–1–35	1,000	1,154

MUNICIPAL BONDS (Continued)

	Principal	Value
Missouri (Continued)		
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	$2,500	$2,539
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,600	2,548
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 7.000%, 4–1–28	5,700	3,705
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	3,000	3,181
Liberty, MO, Tax Incr Rev Bonds (Liberty Triangle Proj), Ser 2004, 5.750%, 9–1–24	650	649
M150 and 135th Street Trans Dev Dist, Trans Sales Tax Rev Bonds (State Line Station Proj-Kansas City), Ser 2004, 6.000%, 10–1–34	2,700	2,701
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Hwy 141/Manchester Road Proj), Ser 2010, 6.875%, 11–1–39	5,000	5,341
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2004A, 5.500%, 12–1–24	2,000	2,105
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6–1–20	1,000	1,191
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	3,500	3,620
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	3,000	3,162
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (D)	1,500	467
0.000%, 7–15–37 (D)	2,500	730
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4–1–27 (B)	1,250	838

MUNICIPAL BONDS (Continued)

	Principal	Value
Missouri (Continued)		
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	$1,570	$1,562
The Indl Dev Auth of Branson, MO, Tax Incr Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, 5.950%, 11–1–29	2,900	2,925
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	2,500	2,270
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12–1–28 (B)	1,000	260
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	4,735	4,864
6.500%, 1–1–35	3,000	3,065
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,185	1,118
The Indl Dev Auth of Lee's Summit, MO, Sr Living Fac Rev Bonds (John Knox Vlg Oblig Group), Ser 2007A, 5.125%, 8–15–32	1,000	1,011
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010–C, 6.000%, 9–1–24 (B)	4,000	1,400
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	3,000	3,104
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	7,000	7,032
The Indl Dev Auth of St. Louis, MO, Tax Incr and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007, 5.750%, 11–1–27	1,500	1,512

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009, 7.500%, 4–1–32	$3,000	$ 3,475
		84,770
Nebraska – 1.4%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	9,000	9,676
5.000%, 9–1–42	2,000	2,097
		11,773
Nevada – 1.1%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	5,000	5,786
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	3,000	3,626
		9,412
New Hampshire – 0.0%		
Lisbon Regional Sch Dist, NH, GO Cap Apprec Sch Bonds, 0.000%, 2–1–13 (D)	105	105
New Jersey – 1.0%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9–15–23 (A)	2,000	2,037
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	2,500	3,059
Tob Stlmt Fin Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007–1A, 5.000%, 6–1–41	3,760	3,128
		8,224
New York – 2.5%		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A:		
6.500%, 1–1–27	1,500	1,031
6.700%, 1–1–43	5,000	3,436
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.500%, 8–1–16 (B)	2,500	2,642
7.750%, 8–1–31 (B)	3,500	3,698
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Assisted Living Fac Rev Bonds (Medford Hamlet Assisted Living Proj), Ser 2005, 6.375%, 1–1–39	$1,900	$ 1,840
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A:		
7.250%, 1–1–20	1,855	1,858
7.250%, 1–1–30	1,000	1,001
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	4,740	4,746
		20,252
Ohio – 1.8%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	3,500	4,217
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	4,315	5,082
Summit Cnty Port Auth, OH (Cleveland – Flats East Dev Proj), Ser 2010B, 6.875%, 5–15–40	1,250	1,391
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	3,875	4,077
		14,767
Oklahoma – 0.8%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,066
6.000%, 11–15–38	4,550	4,627
		6,693
Oregon – 1.3%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	4,000	5,137
Port of Portland, OR, Portland Intl Arpt, Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,000	5,977
		11,114
Pennsylvania – 1.2%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	$3,000	$ 3,636
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	5,000	4,633
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7–1–12 (B)	1,850	629
7.350%, 7–1–22 (B)	3,400	1,156
		10,054
Puerto Rico – 1.7%		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	2,000	2,185
5.500%, 7–1–39	3,750	3,873
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.250%, 7–1–40	2,000	2,028
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,000	5,810
		13,896
South Carolina – 0.9%		
SC Jobs – Econ Dev Auth, Rfdg Rev Bonds (The Woodlands at Furman Proj), Ser 2012A:		
6.000%, 11–15–42	713	528
6.000%, 11–15–47	1,782	1,298
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	5,000	5,471
SC Jobs – Econ Dev Auth, Sub Cap Apprec, Rfdg Rev Bonds (The Woodlands at Furman Proj), Ser 2012B:		
0.000%, 11–15–47 (D)	1,069	39
		7,336
Tennessee – 0.7%		
Upper Cumberland Gas Util Dist (Cumberland Cnty, TN) Gas Sys Rev Rfdg Bonds, Ser 2005:		
6.800%, 5–1–19	1,805	1,845
6.900%, 5–1–29	3,750	3,823
		5,668
Texas – 12.0%		
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	1,750	1,976
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	3,500	4,572

Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (D)	$2,000	$ 579
0.000%, 1–1–40 (D)	1,500	346
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A,		
9.000%, 9–1–38	3,000	3,261
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009,		
7.000%, 8–15–28	4,500	4,763
Harris Cnty Hlth Fac Dev Corp, Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B,		
7.250%, 12–1–35	2,000	2,502
HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A:		
5.250%, 2–15–13	600	602
5.250%, 2–15–14	700	704
5.250%, 2–15–15	710	714
5.500%, 2–15–27	1,500	1,360
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008,		
6.000%, 2–15–38	1,600	1,643
La Vernia Higher Edu Fin Corp (KIPP, Inc.), Ser 2009A,		
6.375%, 8–15–44	2,000	2,309
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009,		
9.000%, 8–15–38	5,325	6,438
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr LifeCare Cmnty Proj), Ser 2005A,		
6.625%, 7–1–36	6,000	6,187
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2007,		
5.500%, 2–15–37	2,320	2,393
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009,		
6.250%, 2–15–37	4,500	4,918
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011,		
6.875%, 12–1–24	2,000	2,123

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	$ 900	$ 1,021
6.500%, 8–15–39	1,800	2,059
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6–1–29	500	565
7.750%, 6–1–39	1,200	1,377
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp - Edgemere Proj), Ser 2006A,		
6.000%, 11–15–36	6,000	6,385
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007,		
5.750%, 11–15–37	6,000	6,214
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.125%, 11–15–39	750	839
8.250%, 11–15–44	7,000	7,858
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009,		
6.875%, 12–31–39	5,000	6,025
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	1,500	1,908
7.000%, 6–30–40	6,000	7,345
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A,		
6.200%, 2–15–40	5,400	6,233
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A,		
7.125%, 2–15–40	3,000	3,282
		98,501
Utah – 0.5%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A:		
5.300%, 6–1–28	2,000	2,232
5.500%, 6–1–37	2,000	2,184
		4,416
Virginia – 2.8%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.400%, 7–1–27	2,500	2,200
5.500%, 7–1–37	3,800	3,138

MUNICIPAL BONDS (Continued)

	Principal	Value
Virginia (Continued)		
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A,		
8.000%, 7–1–38	$5,000	$ 6,287
Marquis Comnty Dev Auth (VA), Rev Bonds, Ser 2007:		
0.000%, 9–1–41 (D)	821	105
5.625%, 9–1–41	2,779	2,590
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A:		
6.000%, 1–1–25	1,050	1,058
6.125%, 1–1–35	3,640	3,666
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 Ltd Partnership - Sussex Apt Proj), Ser 1996,		
8.000%, 9–1–26	2,330	2,342
VA Small Business Fin Auth Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012,		
5.000%, 7–1–34	2,000	2,107
		23,493
Washington – 1.3%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008,		
6.625%, 12–1–21	2,250	2,624
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2007:		
5.625%, 12–1–25	1,500	1,659
5.750%, 12–1–28	1,510	1,656
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008,		
7.375%, 3–1–38	4,100	5,072
		11,011
Wisconsin – 0.7%		
Pub Fin Auth Sr Arpt Fac Rev and Rfdg Bonds (TrIps Obligated Group), Ser 2012B,		
5.000%, 7–1–42	1,500	1,511
WI Hlth and Edu Fac Auth, Rev Bonds (Beaver Dam Cmnty Hosp, Inc. Proj), Ser 2004A,		
6.500%, 8–15–26	2,000	2,062
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,000	1,136
6.125%, 6–1–39	1,000	1,131
		5,840

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming – 0.5%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–38	$4,000	$ 4,420
TOTAL MUNICIPAL BONDS – 90.6%		**$747,315**
(Cost: $701,733)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.6%		
Ecolab Inc., 0.340%, 10–10–12 (E)	2,000	2,000
General Mills, Inc., 0.300%, 10–16–12 (E)	3,800	3,799
Kroger Co. (The), 0.400%, 10–2–12 (E)	7,000	7,000
		12,799
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.122%, 10–5–12 (F)	112	112
Municipal Obligations – 6.2%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.), 0.170%, 10–1–12 (F)	2,600	2,600
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.200%, 10–1–12 (F)	1,131	1,131
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.190%, 10–4–12 (F)	$ 350	$ 350
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (U.S. Bank, N.A.), 0.170%, 10–4–12 (F)	7,550	7,550
IL Fin Auth, Var Rate Demand Rev Bonds (The CarleFndtn), Ser 2009 (GTD by JPMorgan Chase Bank, N.A.), 0.180%, 10–4–12 (F)	3,100	3,100
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.170%, 10–3–12 (F)	1,500	1,500
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.170%, 10–3–12 (F)	6,750	6,750
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser2007 (GTD by Bank of New York (The)), 0.180%, 10–1–12 (F)	19,000	19,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.190%, 10–1–12 (F)	4,000	4,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.190%, 10–1–12 (F)	$3,000	$ 3,000
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.), 0.270%, 10–4–12 (F)	2,000	2,000
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.190%, 10–1–12 (F)	517	517
		51,498
TOTAL SHORT-TERM SECURITIES – 7.8%		**$ 64,409**
(Cost: $64,409)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$811,724**
(Cost: $766,142)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		**13,031**
NET ASSETS – 100.0%		**$824,755**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012.

(B)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C)Purchased on a when-issued basis with settlement subsequent to September 30, 2012.

(D)Zero coupon bond.

(E)Rate shown is the yield to maturity at September 30, 2012.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2012. Date shown represents the date that the variable rate resets.

Municipal High Income Fund *(in thousands)* SEPTEMBER 30, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 737,118	$ 10,197
Short-Term Securities	—	64,409	—
Total	$ —	$ 801,527	$ 10,197

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 10–1–11	$ 8,429
Net realized gain (loss)	(1,681)
Net unrealized appreciation (depreciation)	(1,053)
Purchases	—
Sales	(978)
Transfers into Level 3 during the period	8,980
Transfers out of Level 3 during the period	(3,500)
Ending Balance 9–30–12	$10,197
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–12	$ (2,836)

Information about Level 3 fair value measurements as of September 30, 2012:

	Fair Value at 9–30–12	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$10,197	Third-party vendor pricing service	Vendor Quotes

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
FHA = Federal Housing Administration
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$1,620,386	$1,069,867	$838,916	$487,552	$1,827,039	$947,934	$811,724
Investments at Market Value	1,620,386	1,069,867	838,916	487,552	1,827,039	947,934	811,724
Cash	765	—	159	230	1,921	2	1
Investment securities sold receivable	14,087	—	4,741	—	23,930	5,833	3,182
Dividends and interest receivable	14,054	3,114	13,395	2,527	34,817	11,478	12,932
Capital shares sold receivable	1,784	18,544	719	525	2,602	1,005	1,297
Receivable from affiliates	—	2,638	—	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	241	—	—	—	—
Prepaid and other assets	90	80	1,116	54	133	74	275
Total Assets	1,651,166	1,094,243	859,287	490,888	1,890,442	966,326	829,411
LIABILITIES							
Investment securities purchased payable	—	—	2,280	—	53,982	—	3,536
Capital shares redeemed payable	1,968	26,380	1,308	591	2,346	849	568
Distributions payable	—	—	—	71	1,106	—	304
Trustees and Chief Compliance Officer fees payable	143	169	65	52	155	108	77
Overdraft due to custodian	—	75	—	—	—	—	—
Distribution and service fees payable	33	1	18	10	37	20	19
Shareholder servicing payable	335	394	255	115	346	72	70
Investment management fee payable	63	35	42	19	85	39	33
Accounting services fee payable	22	21	18	12	22	19	18
Unrealized depreciation on forward foreign currency contracts	—	—	64	—	137	—	—
Other liabilities	52	145	50	26	66	32	31
Total Liabilities	2,616	27,220	4,100	896	58,282	1,139	4,656
Total Net Assets	$1,648,550	$1,067,023	$855,187	$489,992	$1,832,160	$965,187	$824,755
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,535,872	$1,067,441	$835,025	$463,665	$1,791,451	$870,180	$803,256
Undistributed net investment income	2,009	—	4,761	—	—*	1,724	853
Accumulated net realized gain (loss)	(5,808)	(418)	4,490	2,217	(19,926)	(3,763)	(24,935)
Net unrealized appreciation	116,477	—	10,911	24,110	60,635	97,046	45,581
Total Net Assets	$1,648,550	$1,067,023	$855,187	$489,992	$1,832,160	$965,187	$824,755
CAPITAL SHARES OUTSTANDING:							
Class A	237,635	1,059,531	197,891	77,977	210,884	121,763	157,144
Class B	1,459	2,430	1,541	595	1,836	185	391
Class C	2,959	5,481	3,496	1,832	5,109	2,836	6,361
Class Y	5,266	N/A	10,111	3,297	28,792	N/A	N/A
NET ASSET VALUE PER SHARE:							
Class A	$6.67	$1.00	$4.01	$5.85	$7.43	$7.74	$5.03
Class B	$6.66	$1.00	$4.01	$5.85	$7.43	$7.72	$5.03
Class C	$6.66	$1.00	$4.01	$5.85	$7.43	$7.73	$5.03
Class Y	$6.67	N/A	$4.02	$5.85	$7.43	N/A	N/A
+COST							
Investments in unaffiliated securities at cost	$1,503,909	$1,069,867	$828,247	$463,442	$1,766,280	$850,888	$766,142

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ 354	$ —	$ 771	$ —	$ —
Foreign dividend withholding tax	—	—	(27)	—	—	—	—
Interest and amortization from unaffiliated securities	56,370	3,606	46,227	12,960	139,964	39,454	43,333
Foreign interest withholding tax	—	—	(39)	—	—	—	—
Total Investment Income	56,370	3,606	46,515	12,960	140,735	39,454	43,333
EXPENSES							
Investment management fee	7,101	4,292	5,271	2,456	9,165	4,535	3,845
Distribution and service fees:							
Class A	3,624	—	1,969	1,101	3,475	2,159	1,790
Class B	111	36	71	42	141	16	22
Class C	184	73	150	104	314	176	265
Shareholder servicing:							
Class A	2,970	3,822	2,310	1,017	2,831	646	603
Class B	72	10	50	25	79	5	6
Class C	62	14	55	29	79	29	41
Class Y	72	N/A	72	54	191	N/A	N/A
Registration fees	110	112	91	81	109	79	73
Custodian fees	54	52	74	23	66	34	31
Trustees and Chief Compliance Officer fees	92	67	53	29	94	54	45
Accounting services fee	260	256	216	138	260	216	189
Professional fees	79	57	71	32	104	74	96
Other	108	148	84	43	103	49	43
Total Expenses	14,899	8,939	10,537	5,174	17,011	8,072	7,049
Less:							
Expenses in excess of limit	(188)	(5,548)	(176)	(275)	(251)	(313)	(222)
Total Net Expenses	14,711	3,391	10,361	4,899	16,760	7,759	6,827
Net Investment Income	41,659	215	36,154	8,061	123,975	31,695	36,506
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	6,346	7	1,645	3,869	24,969	276	(2,820)
Forward foreign currency contracts	—	—	2,766	—	4,621	—	—
Foreign currency exchange transactions	—	—	13	—	(143)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	47,317	—	21,266	(889)	150,556	43,422	47,389
Forward foreign currency contracts	—	—	2,749	—	(3,278)	—	—
Foreign currency exchange transactions	—	—	21	—	58	—	—
Net Realized and Unrealized Gain	53,663	7	28,460	2,980	176,783	43,698	44,569
Net Increase in Net Assets Resulting from Operations	$95,322	$ 222	$64,614	$11,041	$300,758	$75,393	$81,075

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund Year ended 9-30-12	Bond Fund Year ended 9-30-11	Cash Management Year ended 9-30-12	Cash Management Year ended 9-30-11	Global Bond Fund Year ended 9-30-12	Global Bond Fund Year ended 9-30-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 41,659	$ 35,093	$ 215	$ 224	$ 36,154	$ 33,126
Net realized gain (loss) on investments	6,346	12,599	7	61	4,424	(877)
Net change in unrealized appreciation (depreciation)	47,317	(72)	—	—	24,036	(39,897)
Net Increase (Decrease) in Net Assets Resulting from Operations	**95,322**	**47,620**	**222**	**285**	**64,614**	**(7,648)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(43,110)	(36,461)	(212)	(221)	(32,896)	(28,166)
Class B	(200)	(301)	(1)	(1)	(220)	(276)
Class C	(380)	(366)	(2)	(2)	(509)	(493)
Class Y	(1,633)	(798)	N/A	N/A	(2,283)	(881)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class Y	—	—	N/A	N/A	—	—
Total Distributions to Shareholders	**(45,323)**	**(37,926)**	**(215)**	**(224)**	**(35,908)**	**(29,816)**
Capital Share Transactions	**183,215**	**144,625**	**(43,918)**	**(127,678)**	**(20,546)**	**88,235**
Net Increase (Decrease) in Net Assets	**233,214**	**154,319**	**(43,911)**	**(127,617)**	**8,160**	**50,771**
Net Assets, Beginning of Period	1,415,336	1,261,017	1,110,934	1,238,551	847,027	796,256
Net Assets, End of Period	**$1,648,550**	**$1,415,336**	**$1,067,023**	**$1,110,934**	**$855,187**	**$847,027**
Undistributed net investment income	$ 2,009	$ 3,121	$ —	$ —	$ 4,761	$ 4,941

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Waddell & Reed Advisors Funds

(In thousands)	Government Securities Fund		High Income Fund	
	Year ended 9-30-12	Year ended 9-30-11	Year ended 9-30-12	Year ended 9-30-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 8,061	$ 10,060	$ 123,975	$ 114,157
Net realized gain on investments	3,869	5,140	29,447	76,962
Net change in unrealized appreciation (depreciation)	(889)	826	147,336	(147,018)
Net Increase in Net Assets Resulting from Operations	11,041	16,026	300,758	44,101
Distributions to Shareholders From:				
Net investment income:				
Class A	(8,708)	(10,612)	(111,495)	(99,753)
Class B	(36)	(101)	(985)	(1,257)
Class C	(121)	(195)	(2,261)	(2,054)
Class Y	(840)	(105)	(10,363)	(10,652)
Net realized gains:				
Class A	(3,706)	(4,914)	—	—
Class B	(40)	(93)	—	—
Class C	(87)	(147)	—	—
Class Y	(356)	(32)	—	—
Total Distributions to Shareholders	(13,894)	(16,199)	(125,104)	(113,716)
Capital Share Transactions	34,533	32,825	254,332	89,514
Net Increase in Net Assets	31,680	32,652	429,986	19,899
Net Assets, Beginning of Period	458,312	425,660	1,402,174	1,382,275
Net Assets, End of Period	$489,992	$458,312	$1,832,160	$1,402,174
Undistributed net investment income	$ —	$ —	$ —*	$ 974

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Year ended 9-30-12	Year ended 9-30-11	Year ended 9-30-12	Year ended 9-30-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 31,695	$ 31,216	$ 36,506	$ 36,201
Net realized gain (loss) on investments	276	(127)	(2,820)	1,751
Net change in unrealized appreciation (depreciation)	43,422	(8,023)	47,389	(21,257)
Net Increase in Net Assets Resulting from Operations	75,393	23,066	81,075	16,695
Distributions to Shareholders From:				
Net investment income:				
Class A	(31,258)	(30,172)	(35,382)	(35,599)
Class B	(42)	(61)	(87)	(132)
Class C	(476)	(428)	(1,085)	(1,011)
Class Y	N/A	N/A	N/A	N/A
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	N/A	N/A	N/A	N/A
Total Distributions to Shareholders	(31,776)	(30,661)	(36,554)	(36,742)
Capital Share Transactions	132,347	39,606	117,992	(1,468)
Net Increase (Decrease) in Net Assets	175,964	32,011	162,513	(21,515)
Net Assets, Beginning of Period	789,223	757,212	662,242	683,757
Net Assets, End of Period	$965,187	$789,223	$824,755	$662,242
Undistributed net investment income	$ 1,724	$ 1,805	$ 853	$ 901

See Accompanying Notes to Financial Statements.

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2012	$6.46	$0.18[3]	$ 0.23	$ 0.41	$(0.20)	$—	$(0.20)
Year ended 9-30-2011	6.42	0.17[3]	0.06	0.23	(0.19)	—	(0.19)
Year ended 9-30-2010	6.13	0.15[3]	0.37	0.52	(0.23)	—	(0.23)
Year ended 9-30-2009	5.87	0.23[3]	0.28	0.51	(0.25)	—	(0.25)
Year ended 9-30-2008	6.11	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Class B Shares							
Year ended 9-30-2012	6.45	0.10[3]	0.23	0.33	(0.12)	—	(0.12)
Year ended 9-30-2011	6.42	0.10[3]	0.05	0.15	(0.12)	—	(0.12)
Year ended 9-30-2010	6.13	0.07[3]	0.38	0.45	(0.16)	—	(0.16)
Year ended 9-30-2009	5.87	0.17[3]	0.28	0.45	(0.19)	—	(0.19)
Year ended 9-30-2008	6.11	0.19	(0.23)	(0.04)	(0.20)	—	(0.20)
Class C Shares							
Year ended 9-30-2012	6.45	0.12[3]	0.23	0.35	(0.14)	—	(0.14)
Year ended 9-30-2011	6.42	0.12[3]	0.04	0.16	(0.13)	—	(0.13)
Year ended 9-30-2010	6.13	0.08[3]	0.38	0.46	(0.17)	—	(0.17)
Year ended 9-30-2009	5.87	0.18[3]	0.28	0.46	(0.20)	—	(0.20)
Year ended 9-30-2008	6.11	0.20	(0.24)	(0.04)	(0.20)	—	(0.20)
Class Y Shares							
Year ended 9-30-2012	6.46	0.20[3]	0.23	0.43	(0.22)	—	(0.22)
Year ended 9-30-2011	6.42	0.19[3]	0.05	0.24	(0.20)	—	(0.20)
Year ended 9-30-2010	6.13	0.15[3]	0.38	0.53	(0.24)	—	(0.24)
Year ended 9-30-2009	5.88	0.26[3]	0.26	0.52	(0.27)	—	(0.27)
Year ended 9-30-2008	6.11	0.27	(0.22)	0.05	(0.28)	—	(0.28)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2012	$6.67	6.24%	$1,584	0.96%	2.74%	0.97%	2.73%	24%
Year ended 9-30-2011	6.46	3.65	1,329	0.97	2.73	0.98	2.72	61
Year ended 9-30-2010	6.42	8.61	1,217	0.99	2.24	1.00	2.23	26
Year ended 9-30-2009	6.13	8.88	956	1.02	3.85	1.07	3.80	30
Year ended 9-30-2008	5.87	0.21	819	1.03	4.15	1.03	4.15	37
Class B Shares								
Year ended 9-30-2012	6.66	5.12	10	2.18	1.55	—	—	24
Year ended 9-30-2011	6.45	2.34	12	2.12	1.60	—	—	61
Year ended 9-30-2010	6.42	7.52	21	2.04	1.21	—	—	26
Year ended 9-30-2009	6.13	7.79	25	2.04	2.90	2.08	2.86	30
Year ended 9-30-2008	5.87	-0.78	30	2.04	3.15	2.04	3.15	37
Class C Shares								
Year ended 9-30-2012	6.66	5.44	20	1.85	1.85	—	—	24
Year ended 9-30-2011	6.45	2.58	17	1.87	1.84	—	—	61
Year ended 9-30-2010	6.42	7.69	20	1.87	1.37	—	—	26
Year ended 9-30-2009	6.13	7.96	17	1.90	2.99	1.94	2.95	30
Year ended 9-30-2008	5.87	-0.68	16	1.92	3.26	1.92	3.26	37
Class Y Shares								
Year ended 9-30-2012	6.67	6.73	35	0.66	3.07	—	—	24
Year ended 9-30-2011	6.46	3.94	57	0.68	3.00	—	—	61
Year ended 9-30-2010	6.42	8.94	4	0.69	2.57	—	—	26
Year ended 9-30-2009	6.13	9.06	19	0.69	4.18	0.73	4.14	30
Year ended 9-30-2008	5.88	0.72	27	0.70	4.49	0.70	4.49	37

See Accompanying Notes to Financial Statements.

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2012	$1.00	$0.00[3]	$0.00	$0.00	$ —*	$—	$ —*
Year ended 9-30-2011	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 9-30-2010	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 9-30-2009	1.00	0.01[3]	0.00	0.01	(0.01)	—*	(0.01)
Year ended 9-30-2008	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class B Shares[4]							
Year ended 9-30-2012	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 9-30-2011	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 9-30-2010	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 9-30-2009	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Class C Shares[4]							
Year ended 9-30-2012	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 9-30-2011	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 9-30-2010	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 9-30-2009	1.00	0.00[3]	0.00	0.00	—*	—*	—*
Year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class B and Class C are not available for direct investments.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]
Class A Shares							
Year ended 9-30-2012	$1.00	0.02%	$1,060	0.32%	0.02%	0.83%	-0.49%
Year ended 9-30-2011	1.00	0.02	1,097	0.34	0.02	0.79	-0.43
Year ended 9-30-2010	1.00	0.14	1,221	0.62	0.10	0.77	-0.05
Year ended 9-30-2009	1.00	1.16	1,234	0.73	1.16	—	—
Year ended 9-30-2008	1.00	3.00	1,275	0.73	2.87	—	—
Class B Shares[4]							
Year ended 9-30-2012	1.00	0.02	2	0.31	0.02	1.98	-1.65
Year ended 9-30-2011	1.00	0.02	4	0.34	0.02	1.81	-1.45
Year ended 9-30-2010	1.00	0.09	7	0.70	0.07	1.72	-0.95
Year ended 9-30-2009	1.00	0.38	14	1.53	0.39	1.68	0.24
Year ended 9-30-2008	1.00	2.00	14	1.70	1.87	—	—
Class C Shares[4]							
Year ended 9-30-2012	1.00	0.02	5	0.31	0.02	1.65	-1.32
Year ended 9-30-2011	1.00	0.02	9	0.34	0.02	1.67	-1.31
Year ended 9-30-2010	1.00	0.09	10	0.68	0.06	1.65	-0.91
Year ended 9-30-2009	1.00	0.40	15	1.49	0.41	1.64	0.26
Year ended 9-30-2008	1.00	2.06	14	1.65	1.90	—	—

See Accompanying Notes to Financial Statements.

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2012	$3.88	$0.17[3]	$ 0.13	$ 0.30	$(0.17)	$—	$(0.17)
Year ended 9-30-2011	4.05	0.16[3]	(0.19)	(0.03)	(0.14)	—	(0.14)
Year ended 9-30-2010	3.82	0.16[3]	0.15	0.31	(0.08)	—	(0.08)
Year ended 9-30-2009	3.70	0.17[3]	0.17	0.34	(0.22)	—	(0.22)
Year ended 9-30-2008	3.85	0.15	(0.13)	0.02	(0.17)	—	(0.17)
Class B Shares							
Year ended 9-30-2012	3.88	0.12[3]	0.13	0.25	(0.12)	—	(0.12)
Year ended 9-30-2011	4.05	0.11[3]	(0.18)	(0.07)	(0.10)	—	(0.10)
Year ended 9-30-2010	3.82	0.12[3]	0.15	0.27	(0.04)	—	(0.04)
Year ended 9-30-2009	3.69	0.13[3]	0.18	0.31	(0.18)	—	(0.18)
Year ended 9-30-2008	3.84	0.12	(0.13)	(0.01)	(0.14)	—	(0.14)
Class C Shares							
Year ended 9-30-2012	3.88	0.13[3]	0.13	0.26	(0.13)	—	(0.13)
Year ended 9-30-2011	4.05	0.12[3]	(0.18)	(0.06)	(0.11)	—	(0.11)
Year ended 9-30-2010	3.82	0.14[3]	0.14	0.28	(0.05)	—	(0.05)
Year ended 9-30-2009	3.70	0.14[3]	0.17	0.31	(0.19)	—	(0.19)
Year ended 9-30-2008	3.84	0.12	(0.12)	0.00	(0.14)	—	(0.14)
Class Y Shares							
Year ended 9-30-2012	3.88	0.18[3]	0.14	0.32	(0.18)	—	(0.18)
Year ended 9-30-2011	4.06	0.17[3]	(0.19)	(0.02)	(0.16)	—	(0.16)
Year ended 9-30-2010	3.83	0.17[3]	0.16	0.33	(0.10)	—	(0.10)
Year ended 9-30-2009	3.70	0.18[3]	0.18	0.36	(0.23)	—	(0.23)
Year ended 9-30-2008	3.85	0.17	(0.13)	0.04	(0.19)	—	(0.19)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2012	$4.01	7.78%	$794	1.21%	4.23%	1.23%	4.21%	27%
Year ended 9-30-2011	3.88	-0.72	778	1.18	3.93	1.20	3.91	30
Year ended 9-30-2010	4.05	8.24	762	1.19	4.09	1.21	4.07	28
Year ended 9-30-2009	3.82	9.77	611	1.26	4.50	1.29	4.47	45
Year ended 9-30-2008	3.70	0.52	525	1.20	3.96	1.23	3.93	41
Class B Shares								
Year ended 9-30-2012	4.01	6.51	6	2.37	3.07	2.39	3.05	27
Year ended 9-30-2011	3.88	-1.77	8	2.26	2.84	2.28	2.82	30
Year ended 9-30-2010	4.05	7.21	13	2.16	3.13	2.18	3.11	28
Year ended 9-30-2009	3.82	9.03	14	2.25	3.51	2.28	3.48	45
Year ended 9-30-2008	3.69	-0.36	18	2.07	3.09	2.10	3.06	41
Class C Shares								
Year ended 9-30-2012	4.01	6.89	14	2.03	3.40	2.05	3.38	27
Year ended 9-30-2011	3.88	-1.52	16	2.02	3.10	2.04	3.08	30
Year ended 9-30-2010	4.05	7.37	19	2.01	3.57	2.03	3.55	28
Year ended 9-30-2009	3.82	8.88	15	2.10	3.67	2.13	3.64	45
Year ended 9-30-2008	3.70	-0.06	15	2.02	3.15	2.05	3.12	41
Class Y Shares								
Year ended 9-30-2012	4.02	8.22	41	0.81	4.61	0.83	4.59	27
Year ended 9-30-2011	3.88	-0.59	45	0.81	4.31	0.83	4.29	30
Year ended 9-30-2010	4.06	8.63	3	0.82	4.19	0.84	4.17	28
Year ended 9-30-2009	3.83	10.51	21	0.84	4.92	0.87	4.89	45
Year ended 9-30-2008	3.70	0.88	24	0.83	4.33	0.86	4.30	41

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2012	$5.89	$0.10[3]	$0.03	$0.13	$(0.12)	$(0.05)	$(0.17)
Year ended 9-30-2011	5.90	0.14[3]	0.07	0.21	(0.15)	(0.07)	(0.22)
Year ended 9-30-2010	5.68	0.18[3]	0.22	0.40	(0.18)	—	(0.18)
Year ended 9-30-2009	5.52	0.17[3]	0.16	0.33	(0.17)	—	(0.17)
Year ended 9-30-2008	5.42	0.20	0.10	0.30	(0.20)	—	(0.20)
Class B Shares							
Year ended 9-30-2012	5.89	0.03[3]	0.03	0.06	(0.05)	(0.05)	(0.10)
Year ended 9-30-2011	5.90	0.08[3]	0.07	0.15	(0.09)	(0.07)	(0.16)
Year ended 9-30-2010	5.68	0.12[3]	0.22	0.34	(0.12)	—	(0.12)
Year ended 9-30-2009	5.52	0.12[3]	0.16	0.28	(0.12)	—	(0.12)
Year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Class C Shares							
Year ended 9-30-2012	5.89	0.05[3]	0.03	0.08	(0.07)	(0.05)	(0.12)
Year ended 9-30-2011	5.90	0.09[3]	0.07	0.16	(0.10)	(0.07)	(0.17)
Year ended 9-30-2010	5.68	0.13[3]	0.22	0.35	(0.13)	—	(0.13)
Year ended 9-30-2009	5.52	0.12[3]	0.16	0.28	(0.12)	—	(0.12)
Year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Class Y Shares							
Year ended 9-30-2012	5.89	0.11[3]	0.03	0.14	(0.13)	(0.05)	(0.18)
Year ended 9-30-2011	5.90	0.14[3]	0.09	0.23	(0.17)	(0.07)	(0.24)
Year ended 9-30-2010	5.68	0.19[3]	0.22	0.41	(0.19)	—	(0.19)
Year ended 9-30-2009	5.52	0.19[3]	0.16	0.35	(0.19)	—	(0.19)
Year ended 9-30-2008	5.42	0.22	0.10	0.32	(0.22)	—	(0.22)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2012	$5.85	2.20%	$456	0.99%	1.65%	1.05%	1.59%	37%
Year ended 9-30-2011	5.89	3.84	415	1.01	2.44	1.07	2.38	77
Year ended 9-30-2010	5.90	7.03	402	1.00	2.95	1.06	2.89	60
Year ended 9-30-2009	5.68	6.05	375	1.01	3.04	1.06	2.99	48
Year ended 9-30-2008	5.52	5.60	345	1.06	3.58	1.10	3.54	36
Class B Shares								
Year ended 9-30-2012	5.85	1.06	4	2.13	0.53	2.17	0.49	37
Year ended 9-30-2011	5.89	2.69	5	2.10	1.34	2.14	1.30	77
Year ended 9-30-2010	5.90	6.02	8	1.95	2.03	1.99	1.99	60
Year ended 9-30-2009	5.68	5.08	13	1.92	2.12	1.96	2.08	48
Year ended 9-30-2008	5.52	4.63	14	1.99	2.68	2.03	2.64	36
Class C Shares								
Year ended 9-30-2012	5.85	1.37	11	1.81	0.83	1.85	0.79	37
Year ended 9-30-2011	5.89	2.97	10	1.84	1.60	1.88	1.56	77
Year ended 9-30-2010	5.90	6.18	13	1.81	2.18	1.85	2.14	60
Year ended 9-30-2009	5.68	5.19	13	1.81	2.24	1.85	2.20	48
Year ended 9-30-2008	5.52	4.73	11	1.90	2.75	1.94	2.71	36
Class Y Shares								
Year ended 9-30-2012	5.85	2.53	19	0.68	1.97	0.72	1.93	37
Year ended 9-30-2011	5.89	4.17	28	0.69	2.67	0.73	2.63	77
Year ended 9-30-2010	5.90	7.37	3	0.70	3.30	0.74	3.26	60
Year ended 9-30-2009	5.68	6.36	41	0.70	3.39	0.74	3.35	48
Year ended 9-30-2008	5.52	5.97	3	0.72	4.12	0.76	4.08	36

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2012	$6.61	$0.56[3]	$ 0.83	$ 1.39	$(0.57)	$—	$(0.57)
Year ended 9-30-2011	6.92	0.55[3]	(0.31)	0.24	(0.55)	—	(0.55)
Year ended 9-30-2010	6.56	0.55[3]	0.36	0.91	(0.55)	—	(0.55)
Year ended 9-30-2009	6.31	0.50[3]	0.25	0.75	(0.50)	—	(0.50)
Year ended 9-30-2008	7.28	0.51	(0.95)	(0.44)	(0.53)	—	(0.53)
Class B Shares							
Year ended 9-30-2012	6.61	0.49[3]	0.82	1.31	(0.49)	—	(0.49)
Year ended 9-30-2011	6.92	0.47[3]	(0.31)	0.16	(0.47)	—	(0.47)
Year ended 9-30-2010	6.56	0.48[3]	0.36	0.84	(0.48)	—	(0.48)
Year ended 9-30-2009	6.30	0.43[3]	0.26	0.69	(0.43)	—	(0.43)
Year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Class C Shares							
Year ended 9-30-2012	6.61	0.51[3]	0.83	1.34	(0.52)	—	(0.52)
Year ended 9-30-2011	6.92	0.49[3]	(0.31)	0.18	(0.49)	—	(0.49)
Year ended 9-30-2010	6.56	0.50[3]	0.36	0.86	(0.50)	—	(0.50)
Year ended 9-30-2009	6.30	0.45[3]	0.25	0.70	(0.44)	—	(0.44)
Year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Class Y Shares							
Year ended 9-30-2012	6.61	0.59[3]	0.82	1.41	(0.59)	—	(0.59)
Year ended 9-30-2011	6.92	0.57[3]	(0.31)	0.26	(0.57)	—	(0.57)
Year ended 9-30-2010	6.56	0.57[3]	0.36	0.93	(0.57)	—	(0.57)
Year ended 9-30-2009	6.31	0.52[3]	0.25	0.77	(0.52)	—	(0.52)
Year ended 9-30-2008	7.29	0.53	(0.96)	(0.43)	(0.55)	—	(0.55)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2012	$7.43	21.79%	$1,566	1.07%	7.97%	1.09%	7.95%	81%
Year ended 9-30-2011	6.61	3.22	1,232	1.08	7.74	1.10	7.72	98
Year ended 9-30-2010	6.92	14.46	1,222	1.09	8.20	1.11	8.18	97
Year ended 9-30-2009	6.56	13.49	1,069	1.17	8.71	1.20	8.68	67
Year ended 9-30-2008	6.31	-6.39	824	1.12	7.38	1.15	7.35	30
Class B Shares								
Year ended 9-30-2012	7.43	20.45	14	2.19	6.90	2.21	6.88	81
Year ended 9-30-2011	6.61	2.11	15	2.15	6.65	2.17	6.63	98
Year ended 9-30-2010	6.92	13.28	21	2.14	7.15	2.16	7.13	97
Year ended 9-30-2009	6.56	12.40	24	2.26	7.66	2.29	7.63	67
Year ended 9-30-2008	6.30	-7.42	24	2.12	6.38	2.15	6.35	30
Class C Shares								
Year ended 9-30-2012	7.43	20.83	38	1.87	7.16	1.89	7.14	81
Year ended 9-30-2011	6.61	2.38	28	1.89	6.92	1.91	6.90	98
Year ended 9-30-2010	6.92	13.53	29	1.91	7.39	1.93	7.37	97
Year ended 9-30-2009	6.56	12.64	27	2.03	7.75	2.06	7.72	67
Year ended 9-30-2008	6.30	-7.35	13	2.05	6.45	2.08	6.42	30
Class Y Shares								
Year ended 9-30-2012	7.43	22.16	214	0.77	8.27	0.79	8.25	81
Year ended 9-30-2011	6.61	3.53	127	0.77	8.04	0.79	8.02	98
Year ended 9-30-2010	6.92	14.82	110	0.78	8.51	0.80	8.49	97
Year ended 9-30-2009	6.56	13.93	81	0.80	9.00	0.83	8.97	67
Year ended 9-30-2008	6.31	-6.09	39	0.79	7.71	0.82	7.68	30

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds <small>FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD</small>

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2012	$7.36	$0.28[3]	$ 0.38	$ 0.66	$(0.28)	$—	$(0.28)
Year ended 9-30-2011	7.42	0.30[3]	(0.06)	0.24	(0.30)	—	(0.30)
Year ended 9-30-2010	7.27	0.30[3]	0.15	0.45	(0.30)	—	(0.30)
Year ended 9-30-2009	6.63	0.29[3]	0.63	0.92	(0.28)	—	(0.28)
Year ended 9-30-2008	6.92	0.26	(0.28)	(0.02)	(0.27)	—	(0.27)
Class B Shares							
Year ended 9-30-2012	7.35	0.20[3]	0.37	0.57	(0.20)	—	(0.20)
Year ended 9-30-2011	7.41	0.23[3]	(0.06)	0.17	(0.23)	—	(0.23)
Year ended 9-30-2010	7.26	0.23[3]	0.15	0.38	(0.23)	—	(0.23)
Year ended 9-30-2009	6.62	0.22[3]	0.64	0.86	(0.22)	—	(0.22)
Year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Class C Shares							
Year ended 9-30-2012	7.35	0.21[3]	0.38	0.59	(0.21)	—	(0.21)
Year ended 9-30-2011	7.41	0.24[3]	(0.07)	0.17	(0.23)	—	(0.23)
Year ended 9-30-2010	7.26	0.24[3]	0.15	0.39	(0.24)	—	(0.24)
Year ended 9-30-2009	6.62	0.23[3]	0.63	0.86	(0.22)	—	(0.22)
Year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2012	$7.74	8.95%	$942	0.86%	3.62%	0.90%	3.58%	7%
Year ended 9-30-2011	7.36	3.40	774	0.87	4.22	0.91	4.18	5
Year ended 9-30-2010	7.42	6.45	741	0.87	4.15	0.91	4.11	13
Year ended 9-30-2009	7.27	14.31	618	0.90	4.26	0.95	4.21	24
Year ended 9-30-2008	6.63	-0.39	503	0.93	3.82	0.97	3.78	20
Class B Shares								
Year ended 9-30-2012	7.72	7.86	1	1.85	2.66	1.87	2.64	7
Year ended 9-30-2011	7.35	2.41	2	1.84	3.25	1.87	3.22	5
Year ended 9-30-2010	7.41	5.44	2	1.82	3.21	1.85	3.18	13
Year ended 9-30-2009	7.26	13.28	3	1.87	3.29	1.91	3.25	24
Year ended 9-30-2008	6.62	-1.38	3	1.86	2.89	1.90	2.85	20
Class C Shares								
Year ended 9-30-2012	7.73	7.99	22	1.73	2.73	1.75	2.71	7
Year ended 9-30-2011	7.35	2.50	13	1.75	3.34	1.78	3.31	5
Year ended 9-30-2010	7.41	5.54	14	1.73	3.28	1.76	3.25	13
Year ended 9-30-2009	7.26	13.34	9	1.79	3.37	1.83	3.33	24
Year ended 9-30-2008	6.62	-1.39	4	1.87	2.88	1.91	2.84	20

See Accompanying Notes to Financial Statements.

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2012	$4.74	$0.24[3]	$ 0.29	$ 0.53	$(0.24)	$—	$(0.24)
Year ended 9-30-2011	4.87	0.26[3]	(0.12)	0.14	(0.27)	—	(0.27)
Year ended 9-30-2010	4.70	0.26[3]	0.17	0.43	(0.26)	—	(0.26)
Year ended 9-30-2009	4.48	0.26[3]	0.21	0.47	(0.25)	—	(0.25)
Year ended 9-30-2008	5.00	0.24	(0.52)	(0.28)	(0.24)	—	(0.24)
Class B Shares							
Year ended 9-30-2012	4.74	0.20[3]	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22[3]	(0.13)	0.09	(0.22)	—	(0.22)
Year ended 9-30-2010	4.70	0.22[3]	0.17	0.39	(0.22)	—	(0.22)
Year ended 9-30-2009	4.48	0.22[3]	0.21	0.43	(0.21)	—	(0.21)
Year ended 9-30-2008	5.00	0.20	(0.52)	(0.32)	(0.20)	—	(0.20)
Class C Shares							
Year ended 9-30-2012	4.74	0.20[3]	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22[3]	(0.12)	0.10	(0.23)	—	(0.23)
Year ended 9-30-2010	4.70	0.23[3]	0.16	0.39	(0.22)	—	(0.22)
Year ended 9-30-2009	4.48	0.22[3]	0.21	0.43	(0.21)	—	(0.21)
Year ended 9-30-2008	5.00	0.19	(0.51)	(0.32)	(0.20)	—	(0.20)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2012	$5.03	11.51%	$791	0.89%	4.95%	0.92%	4.92%	6%
Year ended 9-30-2011	4.74	3.11	639	0.89	5.65	0.92	5.62	14
Year ended 9-30-2010	4.87	9.49	658	0.89	5.62	0.93	5.58	16
Year ended 9-30-2009	4.70	11.40	515	0.93	6.20	0.97	6.16	34
Year ended 9-30-2008	4.48	-5.82	445	0.90	4.92	0.94	4.88	26
Class B Shares								
Year ended 9-30-2012	5.03	10.45	2	1.84	4.03	1.87	4.00	6
Year ended 9-30-2011	4.74	2.16	2	1.83	4.72	1.86	4.69	14
Year ended 9-30-2010	4.87	8.51	3	1.79	4.71	1.82	4.68	16
Year ended 9-30-2009	4.70	10.43	4	1.83	5.27	1.87	5.23	34
Year ended 9-30-2008	4.48	-6.63	5	1.75	4.05	1.79	4.01	26
Class C Shares								
Year ended 9-30-2012	5.03	10.58	32	1.72	4.10	1.75	4.07	6
Year ended 9-30-2011	4.74	2.23	21	1.75	4.80	1.78	4.77	14
Year ended 9-30-2010	4.87	8.56	23	1.74	4.76	1.77	4.73	16
Year ended 9-30-2009	4.70	10.42	15	1.83	5.30	1.87	5.26	34
Year ended 9-30-2008	4.48	-6.67	13	1.79	4.02	1.83	3.98	26

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a Fund) are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company (WRIMCO or the Manager).

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Class B and Class C shares of Cash Management are closed to direct investment. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended September 30, 2012, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded in the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to prospectus for all risks associated with owning shares in the Funds.

Inflation-Indexed Bonds Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities Certain Funds may invest in payment in-kind securities. Payment in-kind securities (PIKs) give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Fund's investment subadvisor, as applicable, consider advantageous.

The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. Certain Funds may invest in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. See Note 8 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to enhance disclosures requiring improved information about financial instruments and derivative instruments that are subject to offsetting ("netting") on the Statements of Assets and Liabilities. This information will enable users of the entity's financial statements to evaluate the effect or potential effect of netting arrangements on the entity's financial position. The ASU is effective prospectively during interim or annual periods beginning on or after January 1, 2013. At this time, management is evaluating the implications of these changes on the financial statements.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the net asset value of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter (OTC) equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. OTC options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. WRIMCO, pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage- backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, otherwise they would be categorized as Level 3.

Bank Loans. The fair value of bank loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Bank loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would then be in Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued by the Funds using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Securities are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of the certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security.

There were no transfers between Levels 1 or 2 during the year ended September 30, 2012.

Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction and are categorized as Level 3 of the fair value hierarchy.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE Close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trades do not open for trading for the entire day and no other market prices are available. The Board has delegated to the investment manager, WRIMCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated the responsibility for applying the valuation methods to WRIMCO. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee of the Board, generally based upon recommendations provided by WRIMCO. When a Fund uses these fair valuation methods applied by WRIMCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. While the Trust's policy is intended to result in a calculation of a Fund's NAV that fairly reflects security values as of the time of pricing, the Trust cannot guarantee that values determined by the Board or persons acting at their direction would accurately reflect the price that a Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by a Fund may differ from the value that would be realized if the securities were sold.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The end of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of September 30, 2012, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure. Please see the prospectus for a full discussion of risks of investing in derivative instruments.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral. A Fund may mitigate credit risk through Credit Support Annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2012:

Fund	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$241	Unrealized depreciation on forward foreign currency contracts	$ 64
High Income Fund	Foreign currency			Unrealized depreciation on forward foreign currency contracts	137

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the year ended September 30, 2012:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$—	$—	$—	$—	$2,766	$2,766
High Income Fund	Foreign currency	—	—	—	—	4,621	4,621

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the year ended September 30, 2012:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$—	$—	$—	$—	$ 2,749	$ 2,749
High Income Fund	Foreign currency	—	—	—	—	(3,278)	(3,278)

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

During the year ended September 30, 2012, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Global Bond Fund	$88,682	$89,613	$—	$—	$—	$—	$—
High Income Fund	41,573	40,509	—	—	—	—	—

(1) Average market value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Fund utilized forward contracts.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund(1)	0.475%	0.475%	0.450%	0.400%
Cash Management	0.400	0.400	0.400	0.400
Global Bond Fund	0.625	0.600	0.550	0.500
Government Securities Fund	0.500	0.450	0.400	0.350
High Income Fund	0.625	0.600	0.550	0.500
Municipal Bond Fund	0.525	0.500	0.450	0.400
Municipal High Income Fund	0.525	0.500	0.450	0.400

(1) *This fee schedule became effective October 8, 2007, upon completion of the merger of Waddell & Reed Advisors Limited-Term Bond Fund into Waddell & Reed Advisors Bond Fund. Prior to October 8, 2007, the management fee payable by Waddell & Reed Advisors Bond Fund was: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.*

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Funds included in the settlement agreement until September 30, 2016:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Global Bond Fund	0.590%	0.600%	0.550%	0.500%
Government Securities Fund	0.460	0.450	0.400	0.350
High Income Fund	0.575	0.600	0.550	0.500
Municipal Bond Fund	0.485	0.500	0.450	0.400
Municipal High Income Fund	0.485	0.500	0.450	0.400

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended September 30, 2012, W&R received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | | Commissions Paid[1] |
		Class A	Class B	Class C	
Bond Fund	$1,181	$ 1	$8	$2	$ 738
Cash Management	—	54	8	1	25,819
Global Bond Fund	497	—*	7	2	334
Government Securities Fund	290	1	6	1	197
High Income Fund	2,236	1	8	7	1,392
Municipal Bond Fund	1,178	2	1	5	882
Municipal High Income Fund	1,308	2	2	4	950

* Not shown due to rounding.
(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. During the year ended September 30, 2012, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Global Bond Fund	$ 176
Government Securities Fund	196
High Income Fund	251
Municipal Bond Fund	201
Municipal High Income Fund	201

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended September 30, 2012, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Bond Fund	$ 188
Government Securities Fund	79
Municipal Bond Fund	112
Municipal High Income Fund	21

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield of 0.02%. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the year ended September 30, 2012, the following expenses were reimbursed:

Cash Management, Class A	$5,390
Cash Management, Class B	60
Cash Management, Class C	98

Any amounts due to the funds as a reimbursement but not paid as of September 30, 2012 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2012, were as follows:

| | Purchases | | Sales | |
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Bond Fund	$193,017	$ 288,753	$223,418	$ 121,841
Cash Management	—	—	—	—
Global Bond Fund	57,000	158,252	75,545	204,127
Government Securities Fund	200,701	20,461	164,087	—
High Income Fund	—	1,384,856	—	1,202,129
Municipal Bond Fund	—	80,145	—	53,426
Municipal High Income Fund	—	106,344	—	39,229

7. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Bond Fund				Cash Management			
	Year ended 9-30-12		Year ended 9-30-11		Year ended 9-30-12		Year ended 9-30-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	70,728	$ 461,737	69,127	$ 435,444	4,172,720	$ 4,172,720	4,672,035	$ 4,672,035
Class B	405	2,626	339	2,141	4,183	4,183	6,910	6,910
Class C	1,048	6,833	833	5,252	3,756	3,756	10,650	10,650
Class Y	2,266	14,681	8,996	56,453	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	6,483	42,202	5,650	35,521	211	211	188	188
Class B	31	199	47	296	1	1	1	1
Class C	55	361	55	348	1	1	2	2
Class Y	251	1,629	126	794	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(45,534)	(297,054)	(58,311)	(366,504)	(4,210,809)	(4,210,809)	(4,796,426)	(4,796,426)
Class B	(883)	(5,751)	(1,752)	(10,993)	(6,220)	(6,220)	(9,652)	(9,652)
Class C	(762)	(4,969)	(1,347)	(8,426)	(7,761)	(7,761)	(11,386)	(11,386)
Class Y	(6,030)	(39,279)	(898)	(5,701)	N/A	N/A	N/A	N/A
Net increase (decrease)	28,058	$ 183,215	22,865	$ 144,625	(43,918)	$ (43,918)	(127,678)	$ (127,678)

	Global Bond Fund				Government Securities Fund			
	Year ended 9-30-12		Year ended 9-30-11		Year ended 9-30-12		Year ended 9-30-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	40,533	$ 160,537	62,252	$ 251,184	24,222	$ 141,135	24,728	$ 140,803
Class B	279	1,098	425	1,716	141	822	269	1,521
Class C	572	2,259	1,486	5,988	622	3,628	687	3,952
Class Y	6,508	25,582	11,811	47,548	3,242	18,833	4,373	25,601
Shares issued in reinvestment of distributions to shareholders:								
Class A	8,188	32,304	6,855	27,589	2,086	12,143	2,659	15,090
Class B	55	217	68	273	13	74	33	187
Class C	125	494	119	480	34	201	57	324
Class Y	578	2,278	218	875	205	1,194	23	131
Shares redeemed:								
Class A	(51,294)	(202,933)	(56,481)	(227,576)	(18,763)	(109,343)	(25,120)	(142,744)
Class B	(914)	(3,612)	(1,526)	(6,147)	(373)	(2,173)	(918)	(5,210)
Class C	(1,331)	(5,262)	(2,194)	(8,835)	(597)	(3,479)	(1,109)	(6,302)
Class Y	(8,481)	(33,508)	(1,210)	(4,860)	(4,891)	(28,502)	(93)	(528)
Net increase (decrease)	(5,182)	$ (20,546)	21,823	$ 88,235	5,941	$ 34,533	5,589	$ 32,825

	High Income Fund				Municipal Bond Fund			
	Year ended 9-30-12		Year ended 9-30-11		Year ended 9-30-12		Year ended 9-30-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	48,176	$ 343,807	43,122	$ 307,274	27,435	$ 207,155	22,479	$ 161,562
Class B	404	2,886	427	3,043	60	456	45	333
Class C	1,872	13,421	1,383	9,881	1,426	10,773	601	4,336
Class Y	15,132	111,428	6,177	44,275	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	14,600	103,980	13,033	92,478	3,695	27,837	3,716	26,520
Class B	134	953	170	1,208	6	41	8	59
Class C	289	2,060	269	1,906	61	460	57	406
Class Y	1,441	10,254	1,496	10,619	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(38,223)	(270,430)	(46,375)	(329,600)	(14,543)	(109,816)	(20,824)	(147,525)
Class B	(944)	(6,676)	(1,416)	(10,098)	(123)	(927)	(112)	(797)
Class C	(1,315)	(9,246)	(1,600)	(11,399)	(483)	(3,632)	(745)	(5,288)
Class Y	(6,964)	(48,105)	(4,314)	(30,073)	N/A	N/A	N/A	N/A
Net increase	**34,602**	**$ 254,332**	**12,372**	**$ 89,514**	**17,534**	**$ 132,347**	**5,225**	**$ 39,606**

	Municipal High Income Fund			
	Year ended 9-30-12		Year ended 9-30-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	34,638	$169,239	23,488	$ 109,634
Class B	50	244	56	269
Class C	2,696	13,196	1,474	6,874
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	6,182	30,276	6,269	29,087
Class B	17	84	26	121
Class C	195	956	190	881
Class Y	N/A	N/A	N/A	N/A
Shares redeemed:				
Class A	(18,452)	(90,204)	(30,011)	(138,680)
Class B	(183)	(894)	(244)	(1,132)
Class C	(1,002)	(4,905)	(1,847)	(8,522)
Class Y	N/A	N/A	N/A	N/A
Net increase (decrease)	**24,141**	**$117,992**	**(599)**	**$ (1,468)**

8. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At September 30, 2012, High Income Fund had outstanding bridge loan commitments of $174,395,000. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income in the Statements of Operations.

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2012 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Bond Fund	$1,503,909	$133,429	$16,952	$116,477
Cash Management	1,069,867	—	—	—
Global Bond Fund	828,247	35,251	24,582	10,669
Government Securities Fund	463,442	24,923	813	24,110
High Income Fund	1,766,422	78,457	17,840	60,617
Municipal Bond Fund	851,277	98,574	1,917	96,657
Municipal High Income Fund	765,310	73,856	27,442	46,414

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2012 and the post-October activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Bond Fund	$ 45,323	$2,150	$ —	$ —	$—	$1,346	$—
Cash Management	215	168	—	—	—	—	—
Global Bond Fund ..	35,908	8,490	—	1,003	—	—	—
Government Securities Fund ...	9,724	123	4,188	2,217	—	—	—
High Income Fund ..	124,934	1,259	—	—	—	—	—
Municipal Bond Fund	31,775	1,197	—	—	—	—	—
Municipal High Income Fund	36,537	380	—	—	—	2,882	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items along with the activity generated between each January 1 and the end of its fiscal year on all other non-specified ordinary items. Distributions shown above may be reported differently to individual shareholders.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2012 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act is September 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended September 30, 2012:

Fund	Pre-Enactment							Post-Enactment	
	2013	2014	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Bond Fund	$ —	$ —	$ —	$—	$ —	$ 4,462	$ —	$ —	$—
Cash Management	—	—	—	—	—	202	215	—	—
Global Bond Fund	—	—	—	—	—	—	—	—	—
Government Securities Fund	—	—	—	—	—	—	—	—	—
High Income Fund	—	—	—	—	2,729	17,192	—	—	—
Municipal Bond Fund	—	115	1,919	—	—	53	56	596	—
Municipal High Income Fund	5,048	—	420	—	504	16,061	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At September 30, 2012, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Bond Fund	$2,552	$(2,552)	$ —
Cash Management	—	—	—
Global Bond Fund	(426)	426	—*
Government Securities Fund	1,644	(1,644)	—
High Income Fund	155	(155)	—
Municipal Bond Fund	—	—	—
Municipal High Income Fund	—*	4,091	(4,091)

Not shown due to rounding.

10. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund, and Waddell & Reed Advisors Municipal High Income Fund, seven of the series constituting Waddell & Reed Advisors Funds (the "Trust"), as of September 30, 2012, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2012, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the aforementioned series of the Waddell & Reed Advisors Funds as of September 30, 2012, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2012

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Bond Fund	$	—
Cash Management		—
Global Bond Fund		—
Government Securities Fund		4,188,093
High Income Fund		—
Municipal Bond Fund		—
Municipal High Income Fund		—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Municipal Bond Fund and Municipal High Income Fund designated $31,613,516 and $36,237,259, respectively, of dividends paid from net ordinary income as tax-exempt income for the tax period ended September 30, 2012.

BOARD OF TRUSTEES AND OFFICERS
Waddell & Reed Advisors Funds

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (26 portfolios) and InvestEd Portfolios (3 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (32 portfolios). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Ivy Family of Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical plumbing supplies distributor) (1979 to present) and Boettcher Ariel, Inc. (1979 to present).	Director of Guaranty State Bank & Trust Co. (financial services), Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2010); Trustee, Ivy Funds (32 portfolios overseen).
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2008	Professor of Law, Washburn School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (insurance) (2009 to present).
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Advisory Director, UMB Northland Board (financial services); Former President and Trustee, Liberty Memorial Association (WWI National Museum) (1998 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Chairman, Freedom Frontier National Heritage (education) (2005 to present).
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	Trust: 2008 Trust: 2008	President Emeritus, University of Utah; President Emeritus, University of California.	Director, Fluor Corporation (construction and engineering) (until 2005); Director, Salzberg Seminar (non-profit education) (2003-2005).
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	Trust: 2008	Dean of the College of Law, University Vice President and Professor, University of Oklahoma (2010 to present); President of, Graymark HealthCare (a NASDAQ listed company) (2008-2010); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Trustee, The Mewborne Family Support Organization (non-profit) (2006 to present); Director, Graymark HealthCare (2008 to present); Independent Chairman and Trustee, Ivy Funds (32 portfolios overseen).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Robert L. Hechler 6300 Lamar Avenuue Overland Park, KS 66202 1936	Trustee	Trust: 2008	Retired; formerly, consultant of WDR and Waddell & Reed (2001-2008).	None
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2008	Business Consultant; Treasurer and Trustee, Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system); (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998-2009).
Frank J. Ross, Jr. Polsinelli Shughart PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953	Trustee	Trust: 2008	Shareholder/Director, Polsinelli Shughart PC, a law firm (1980 to present).	Director, American Red Cross (social services) (2003-2010); Director, Starlight Theatre of Kansas City (2000-2008); Director, Rockhurst University (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (until 2003); formerly, Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991); Chancellor (1992-1999); Chancellor Emeritus (1999 to present).	Trustee, Ivy Funds (32 portfolios overseen).

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), the Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held With The Fund and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	Trust: 2008 Trustee: 2008	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); President and Trustee of each of the funds in the Fund Complex.	Director of WDR, IICO, WRIMCO, WISC and Waddell & Reed, Inc.; Director of United Way of Greater Kansas City; Director of Blue Cross/ BlueShield of Kansas City; Trustee, Ivy Funds (32 portfolios overseen).
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	Trustee: 2008	President of WDR (2010 to present); Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (2005 to 2011); Senior Vice President of WDR (2005 to present); Executive Vice President of WRIMCO and IICO; portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present).	Director of WDR, WRIMCO and IICO.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, Address and Year of Birth	Position(s) Held With The Fund and Fund Complex	Officer of Trust Since	Principal Occupation During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2008 2008	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2008 2008 2008 2008	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 1965	Vice President General Counsel Assistant Secretary	2008 2008 2008	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.

At its meeting on August 14 and 15, 2012, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter ("Supplemental Response"). The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In addition, during the course of the year, W&R had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio.

The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund (each of such accounts, an "Other Account").

ADDITIONAL CONSIDERATIONS WITH RESPECT TO EACH FUND
Waddell & Reed Advisors Bond Fund

The Trustees considered that Waddell & Reed Advisors Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's investments in higher credit-quality bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year and longer periods ended March 31, 2012, the Fund's performance relative to its Performance Universe appeared to be improving.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were equal to the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Cash Management

The Trustees considered that Waddell & Reed Advisors Cash Management's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods, higher than the Lipper index for the three- and five-year periods and equal to the Lipper index for the one-year period.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that the Fund's effective management fees at certain asset levels were equal to, and at other asset levels were higher than, the median for its Lipper Group. The Trustees also considered the expenses incurred by WRIMCO to maintain the yield of the Fund at a minimum of at least two basis points.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Global Bond Fund

The Trustees considered that Waddell & Reed Advisors Global Bond Fund's total return performance was lower than the Performance Universe median for the one-, three-, and ten-year periods and was lower than the Lipper index for the one-, three-, five-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's short duration, its limited foreign currency exposure, and its overweighting in corporate bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year period ended March 31, 2012, the Fund's performance exceeded the Performance Universe median for the five- and seven- year periods ended March 31, 2012.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was equal to the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Funds' advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Government Securities Fund

The Trustees considered that Waddell & Reed Advisors Government Securities Fund's total return performance was lower than the Performance Universe median for the three-, five-, seven-, and ten-year periods and lower than the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's duration had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year period ended March 31, 2012, the Fund's performance relative to its Performance Universe appeared to be improving.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors High Income Fund

The Trustees considered that Waddell & Reed Advisors High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, five-, and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's limited investment in the lowest credit quality bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year period ended March 31, 2012, the Fund's performance relative to its Performance Universe appeared to be improving and was good for the five- and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal Bond Fund

The Trustees considered that Waddell & Reed Advisors Municipal Bond Fund's total return performance was higher than the Performance Universe median and the Lipper index for the five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's investments in higher credit quality bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one- and three-year periods ended March 31, 2012, the Fund's performance relative to its Performance Universe was strong for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the median for its Lipper Group, except for two asset levels at which the Fund's effective management fees were higher than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal High Income Fund

The Trustees considered that Waddell & Reed Advisors Municipal High Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's limited investment in the lowest credit quality bonds had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 14, 2012, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one- and three-year periods ended March 31, 2012, the Fund's performance relative to its Performance Universe was strong for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund (other than Waddell & Reed Advisors Cash Management) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Funds on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit, if any, with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

• the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;

• the Fund's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

• the existence or appropriateness of breakpoints in the Fund's management fees;

• the Fund's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

• the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; except as described above, the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund (other than Waddell & Reed Advisors Cash Management), the services provided by WRIMCO, the costs of the services provided, and the profits realized, if any, and other benefits likely to be derived by WRIMCO from its relationship with the Fund. In the case of certain Funds that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

Summary of Independent Fee Consultant Report

The Disinterested Trustees of Waddell & Reed Advisors Funds ("Advisors Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and InvestEd Portfolios ("InvestEd") (collectively, and including their respective series, the "Funds") appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to Waddell & Reed Investment Management Company ("WRIMCO") are negotiated. The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

The following is a summary of the Report's discussion of the process and materials used by the Disinterested Trustees in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials and the IFC's findings.

Analysis of the Process

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

Analysis of Materials

The Disinterested Trustees received and considered informational materials that were prepared by WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") in response to the data requested by the Disinterested Trustees through each Fund's Governance & Compliance Committee and K&L Gates, counsel to the Funds and the Disinterested Trustees, and other materials prepared by The Lipper Company ("Lipper") in connection with the contract renewal process. The IFC used these materials and other information received by the Disinterested Trustees throughout the year to analyze trends and comparative information about the six factors discussed below.

(1) Nature and Quality of Services

The Report stated that the IFC's experience is that fund trustees should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on the Lipper 3-year performance data.

The Report stated that, overall, the Funds reflect strong comparative performance in the 5-, 7- and 10-year periods ended March 31, 2012. The 5- and 7-year performance has over 80% of the Funds in the first two quartiles of their performance universes. The Report noted that 1- and 3-year performance did not share the same returns with about 50% and 30% of Funds in the first two quartiles consecutively. Lower 3-year rankings reflect the rolling off of a better 1-year performance period ended March 31, 2009 and the inclusion of the relatively lower performance of the 1-year period ended March 2012.

(2) Management Fees

The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2011 to 2012. With respect to the Funds within Advisors Funds, the Report stated that, in aggregate, 54% of these Funds have management fees above their peer group median, a slight improvement over the 2011 median of 55%. The change in actual management fees, by Fund, range from an 8.2 basis point reduction to a .3 basis point increase. With respect to the Funds within Ivy Funds VIP, the Report stated that, in aggregate, 59% of these Funds (excluding the Pathfinder Portfolios) have management fees above their peer group median and noted that the average percentile ranking of 59% was unchanged from last year. With respect to the Funds within InvestEd, the Report noted that the percentile ranking was the highest possible because there are no management fees charged to these Funds.

The Report noted that, with the exception of Advisors High Income, Value, Global Bond and Asset Strategy Funds, all of the Advisors Funds, Ivy Funds VIP and InvestEd Portfolios either held 2012 total expense ratios equal to those for 2011 or realized a reduction in total expense ratios between 2011 and 2012. Material decreases were recognized in the InvestEd Portfolios as there was a substantial amount invested in Advisors Cash Management, which has a low expense ratio compared to other Funds within Advisors Funds.

The Report also noted that certain Funds have higher total expense ratios than their peer groups and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small- to mid-level investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry.

(3) Possible Economies of Scale

The IFC Report noted that all Funds except the money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and, in general, these corresponding Funds have comparable contractual management fee rates. The Report stated that actual management fee variances can be explained by the larger average asset size of particular Funds within Advisors Funds, causing some of these Funds to reach breakpoints and reductions in management fees, or the fact that certain Funds have fee waivers. The Report further noted that the Funds within Advisors Funds or Ivy Funds VIP that correspond to funds within Ivy Funds having similar investment strategies also have comparable contractual management fees considering comparable asset levels and breakpoints are taken into account.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include sub-advisory relationships, corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Funds within Advisors Funds and Ivy Funds VIP. In most cases, the data provided by WRIMCO show that management fee rates for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to, among other factors, the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Costs and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the fund's advisory contract to the adviser. WRIMCO provided an analysis of its profitability for each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds and investment advisers. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of its Lipper peers.

* * *

The Report concluded that the IFC monitored the contract renewal process, reviewed the materials, and reached the following conclusions: (1) The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious; (2) the materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the Boards; and (3) the discussion which took place leading up to and at the Disinterested Trustees and Board meetings were substantive and concluded in accordance with the best interests of the Funds and their shareholders.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-WRA-FI (9-12)